

BEYOND MEAT®

2024 ANNUAL REPORT



To Our Stockholders



In 2024, Beyond Meat and the plant-based meat category continued to face challenges, both macroeconomic and category-specific, against a backdrop of broad consumer confusion about the value proposition of our products, much of it engineered by incumbent industry interests. However, I have often said to our team, iron sharpens iron, and our response has been to make our products even better. With the launch of Beyond IV, the Sun Sausage line, the extension of our Beyond Steak platform, and the reintroduction of our unbreaded chicken line (with reduced and simpler ingredients), many of which benefit from various accreditations from the American Heart Association, American Diabetes Association and Clean Label Project, we are making plant-based, center-of-the-plate protein even tastier and healthier, thereby furthering our vision of becoming the global protein company of the future.

2024 represented an important year for Beyond Meat on our path toward a sustainable business model. In the second half of the year, we posted two consecutive quarters of year-over-year net revenue growth following over two years of declining sales. We were successful in meaningfully expanding our gross margin compared to the prior year, moving from negative to positive, and achieving in the fourth quarter of the year our lowest cost of goods sold per pound in over three years. Further, we sharply reduced operating expenses and delivered a significant year-over-year improvement in net loss.

Looking ahead to 2025, we are pursuing four primary goals. First, we aim to deliver comparable year-over-year net revenues as we continue to emphasize great-tasting products made from clean and simple ingredients. Our focus on comparable versus increased revenues is driven in part by uncertainty regarding macroeconomic and category dynamics, and more generally the primacy we are placing on achieving sustainable operations over short-term growth. Second, we aim to boost gross margin to approximately 20%, with a longer-term objective of over 30%. A key part of this plan will be increasing the efficiency of our internal production processes and, to this end, we expect to make targeted capital investments in support of expanded gross margin. Third, we plan to further reduce operating expenses as part of a two-year program in an effort to position the business for run-rate EBITDA-positive operations by the end of 2026. To this end, we recently executed a reduction-in-force, announced the suspension of our operational activities in China, and will be looking to reduce spending across all parts of our business. Fourth, we intend to strengthen our balance sheet to improve liquidity and optimize our capital structure. We have no secured debt and have flexibility to pursue a range of potential transactions.

In closing, we look back at 2024 as a key year of transition for Beyond Meat, and we look forward to executing on our four strategic priorities for 2025. Despite the misinformation that does a disservice to the consumer who might otherwise make positive changes in their diet, we will continue to pursue our mission with confidence in the longer-term prospects for the plant-based meat industry and our leadership position within it, and believe that we will ultimately prevail for the benefit of consumers, our stockholders, this planet, and the rest of life with whom we share it. Thank you for your ongoing support as we continue to Go Beyond.

Sincerely,
Ethan Brown
Founder, President & Chief Executive Officer



Forward-Looking Statements

This stockholder letter contains forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties concerning Beyond Meat, Inc.'s business, products, outlook, prospects and financial results. We have based these forward-looking statements largely on our current opinions, expectations, beliefs, plans, objectives, assumptions and projections about future events and financial trends affecting the operating results and financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include the risks discussed in Part I, Item 1A, "Risk Factors," included in our Annual Report on Form 10-K for the year ended December 31, 2024, and those discussed in other documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which we make them. You should not put undue reliance on any forward-looking statements. We assume no obligation to publicly update or revise any forward-looking statements because of new information, future events, changes in assumptions or otherwise, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2024**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission File Number: 001-38879



BEYOND MEAT, INC.
(Exact name of registrant as specified in its charter)

Delaware	**26-4087597**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

888 N. Douglas Street, Suite 100
El Segundo, CA 90245
(Address, including zip code, of principal executive offices)

(866) 756-4112
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	**BYND**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of June 28, 2024, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing sales price of the registrant's common stock as reported on the Nasdaq Global Select Market on such date, was $0.4 billion.

As of March 4, 2025, the registrant had 76,131,339 shares of common stock, $0.0001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2025 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2024 are incorporated herein by reference in Part III where indicated.

TABLE OF CONTENTS

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Note Regarding Forward-Looking Statements

This report includes forward-looking statements within the meaning of the federal securities laws that involve risks and uncertainties concerning the business, products and financial results of Beyond Meat, Inc. (including its subsidiaries unless the context otherwise requires, "Beyond Meat," "we," "us," "our" or the "Company"). We have based these forward-looking statements largely on our current opinions, expectations, beliefs, plans, objectives, assumptions and projections about future events and financial trends affecting the operating results and financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

- the sufficiency of our cash and cash equivalents to meet our liquidity needs, including estimates of our expenses, future revenues, capital expenditures, capital requirements, and our ability to obtain additional equity or debt financing, including the terms of any such financing, and to bolster and restructure our balance sheet;

- the availability of our ATM Program (as defined below);

- risks related to our significant debt, including our ability to repay our indebtedness, limitations on our cash flows from operating activities and our ability to satisfy our obligations under our convertible senior notes (the "Notes"); our ability to refinance the Notes; our ability to raise the funds necessary to repurchase the Notes for cash, under certain circumstances, or to pay any cash amounts due upon conversion; the significant dilution to existing stockholders that will result if we exchange any portion of our outstanding Notes for equity; provisions in the indenture governing the Notes delaying or preventing an otherwise beneficial takeover of us; and any adverse impact on our reported financial condition and results from the accounting methods for the Notes;

- a further decrease in demand, and the underlying factors negatively impacting demand, in the plant-based meat category;

- risks and uncertainties related to identifying and executing certain cost-reduction initiatives, cost structure improvements, workforce reductions and executive leadership changes, and the timing and success of reducing operating expenses and achieving and/or sustaining our profitability and financial performance objectives;

- the timing and success of narrowing our commercial focus to certain anticipated growth opportunities; accelerating activities that prioritize gross margin expansion and cash generation, including as part of our review of our global operations initiated in November 2023 ("Global Operations Review"); changes to our pricing architecture within certain channels; cash-accretive inventory reduction initiatives; and further cost-reduction initiatives;

- our ability to successfully execute our Global Operations Review and any resulting strategic plans, including the exit or discontinuation of select product lines such as Beyond Meat Jerky; the impact of non-cash charges such as provision for excess and obsolete inventory and potential additional impairment charges, write-offs and disposals of fixed assets, and losses on sale and write-down of fixed assets; further optimization of our manufacturing capacity and real estate footprint; planned and future reductions in our workforce; and the planned suspension of our operational activities in China;

- matters relating to our El Segundo Campus and Innovation Center ("Campus Headquarters") including, without limitation, the ability to meet our obligations under our Campus Headquarters lease ("Campus Lease"), the timing of occupancy and completion of the build-out of our remaining space, any cost

i

overruns or delays, the unavailability of the tenant improvement allowance to pay for the build-out of our remaining space, the impact of workforce reductions or other cost-reduction initiatives on our space demands, and the timing and success of subleasing, assigning or otherwise transferring excess space or negotiating a partial lease termination at our Campus Headquarters on terms advantageous to us or at all, including any potential impairment charges that may result;

- our ability to meet our obligations under leases for our corporate offices, manufacturing facilities and warehouses, or risks related to excess space capacity under our leases due to workforce reductions or other cost-reduction initiatives;

- the impact of inflation and higher interest rates across the economy and on consumer behavior, including higher food, grocery, raw materials, transportation, energy, labor and fuel costs;

- reduced consumer confidence and changes in consumer spending, including spending to purchase our products, and negative trends in consumer purchasing patterns due to levels of consumers' disposable income, credit availability and debt levels, and economic conditions, including due to potential recessionary and inflationary pressures;

- our inability to properly manage and ultimately sell our inventory in a timely manner, which has in the past and could in the future require us to sell our products through liquidation channels at lower prices, write-down or write-off obsolete inventory, or increase inventory provision;

- any future impairment charges, including due to any future changes in estimates, judgments or assumptions, failure to achieve forecasted operating results, weakness in the economic environment, changes in market conditions, declines in our market capitalization, failure to sublease, assign or otherwise transfer excess space or negotiate a partial lease termination at our Campus Headquarters on terms advantageous to us or at all, and the planned suspension of our operational activities in China;

- our ability to accurately predict consumer taste preferences, trends and demand and successfully innovate, introduce and commercialize new products, such as our Beyond Sun Sausage and Beyond Steak lines, and improve existing products such as our Beyond IV platform, including in new geographic markets;

- the effects of competitive activity from our market competitors and new market entrants;

- our ability to protect our brand against misinformation about our products and the plant-based meat category, real or perceived quality or health issues with our products, marketing campaigns aimed at generating negative publicity regarding our products and the plant-based meat category, including regarding the nutritional value of our products, and other issues that could adversely affect our brand and reputation;

- the impact of adverse and uncertain economic and political conditions in the U.S. and international markets, including concerns about high inflation, and changes resulting from the change in the administration in the U.S., including greater restrictions on free trade through significant increases in tariffs on raw materials, ingredients, finished goods and other products and supplies imported into the U.S. and increased uncertainty surrounding international trade policy and regulations, and trade wars;

- disruption to, and the impact of uncertainty in, our domestic and international supply chain, including labor shortages and disruption, shipping delays and disruption, the impact of tariffs on raw materials, ingredients, finished goods and other products and supplies imported into the U.S., and the impact of cyber incidents at suppliers and vendors;

- our ability to streamline operations and improve cost efficiencies, which could result in the contraction of our business and the continued implementation of significant cost cutting measures such as further downsizing and exiting certain operations, including product lines, domestically and/or abroad;

- the impact of uncertainty as a result of doing business internationally, including as a result of the planned suspension of our operational activities in China;

- the volatility of or inability to access the capital markets, including due to macroeconomic factors, geopolitical tensions or the outbreak of hostilities or war—for example, the war in Ukraine and the conflict in Israel, Gaza and surrounding areas;

- changes in the retail landscape, including our ability to maintain and expand our distribution footprint, the timing, success and level of trade and promotion discounts, our ability to maintain and grow market share and increase household penetration, repeat purchases, buying rates (amount spent per buyer) and purchase frequency, our ability to maintain and increase sales velocity of our products, and the timing and success of planned new products or recently launched products, including Beyond Steak, Beyond IV and Beyond Sun Sausage;

- changes in the foodservice landscape, including the timing, success and level of marketing and other financial incentives to assist in the promotion of our products, our ability to maintain and grow market share and attract and retain new foodservice customers or retain existing foodservice customers, and our ability to introduce and sustain offering of our products on menus;

- the timing and success of distribution expansion and new product introductions, including the timing and success of planned new products or recently launched products, such as Beyond Steak, Beyond IV and Beyond Sun Sausage, in increasing revenues and market share;

- our ability to differentiate and continuously create innovative products, respond to competitive innovation and achieve speed-to-market, including the timing and success of planned new products or recently launched products such as Beyond Steak, Beyond IV and Beyond Sun Sausage;

- the timing and success of strategic Quick Service Restaurant ("QSR") partnership launches and limited time offerings resulting in permanent menu items;

- the outcomes of legal or administrative proceedings, or new legal or administrative proceedings filed against us;

- foreign currency exchange rate fluctuations;

- the effectiveness of our business systems and processes;

- our estimates of the size of our market opportunities and ability to accurately forecast market growth;

- our ability to effectively optimize our manufacturing and production capacity, and real estate footprint, including consolidating manufacturing facilities and production lines, exiting co-manufacturing arrangements and effectively managing capacity for specific products with shifts in demand;

- risks associated with underutilization of capacity which have in the past and could in the future give rise to increased costs per unit, underutilization fees, termination fees and other costs to exit certain supply chain arrangements and product lines, and/or the write-down or write-off of certain equipment and other fixed assets and impairment charges;

- our ability to accurately forecast our future results of operations and financial goals or targets, including as a result of fluctuations in demand for our products and in the plant-based meat category generally and increased competition;

- our ability to accurately forecast demand for our products and manage our inventory, including the impact of customer orders ahead of holidays and shelf reset activities, customer and distributor changes and buying patterns, such as reductions in targeted inventory levels, and supply chain and labor disruptions, including due to the impact of cyber incidents at suppliers and vendors;

- our operational effectiveness and ability to fulfill orders in full and on time;

- variations in product selling prices and costs, the timing and success of changes to our pricing architecture within certain channels, and the mix of products sold;

- our ability to successfully enter new geographic markets, manage our international business and comply with any applicable laws and regulations, including risks associated with doing business in foreign countries, and our ability to comply with the U.S. Foreign Corrupt Practices Act ("FCPA") or other anti-corruption laws;

- the effects of global outbreaks of pandemics (such as the COVID-19 pandemic), epidemics or other public health crises, or fear of such crises;

- the success of our marketing initiatives and the ability to maintain and grow our brand awareness, maintain, protect and enhance our brand, attract and retain new customers and maintain and grow our market share, particularly while we are seeking to reduce our operating expenses;

- our ability to attract, maintain and effectively expand our relationships with key strategic foodservice partners;

- our ability to attract and retain our suppliers, distributors, co-manufacturers and customers;

- our ability to procure sufficient high-quality raw materials at competitive prices to manufacture our products;

- the availability of pea and other proteins and avocado oil that meet our standards;

- our ability to diversify the protein sources and avocado oil sources used for our products;

- our ability to successfully execute our strategic initiatives;

- the volatility associated with ingredient, packaging, transportation and other input costs, including due to the impact of tariffs;

- our ability to keep pace with technological changes impacting the development of our products and implementation of our business needs;

- significant disruption in, or breach in security of our or our suppliers' or vendors' information technology systems, including any inability to detect or timely report any cybersecurity incidents, and resultant interruptions in service and any related impact on our reputation, including data privacy, and any potential impact on our supply chain, including on customer demand, order fulfillment and lost sales, and the resulting timing and/or amount of net revenues recognized;

- the ability of our transportation providers to ship and deliver our products in a timely and cost effective manner;

- senior management and key personnel changes, the attraction, training and retention of qualified employees and key personnel, and our ability to maintain our company culture;

- the effects of organizational changes including reductions-in-force and realignment of reporting structures;

- risks related to use of a professional employer organization to administer human resources, payroll and employee benefits functions for certain of our international employees, and use of certain third party service providers for the performance of several business operations including payroll and human capital management services;

- the impact of potential workplace hazards;

- the effects of natural or man-made catastrophic or severe weather events, including events brought on by climate change, particularly involving our or any of our co-manufacturers' manufacturing facilities, our suppliers' facilities or any other vital aspects of our supply chain;

- the effectiveness of our internal controls;

- accounting estimates based on judgment and assumptions that may differ from actual results;

- changes in laws and government regulation affecting our business, including the U.S. Food and Drug Administration ("FDA") and the U.S. Federal Trade Commission ("FTC") governmental regulation, and state, local and foreign regulation;

- new or pending legislation, or changes in laws, regulations or policies of governmental agencies or regulators, both in the U.S. and abroad, affecting plant-based meat, the labeling, packaging or naming of our products, including requirements regarding nutrient content claims, or our brand name or logo;

- the failure of acquisitions and other investments to be efficiently integrated and produce the results we anticipate;

- risks inherent in investment in real estate;

- adverse developments affecting the financial services industry;

- the financial condition of, and our relationships with our suppliers, co-manufacturers, distributors, retailers and foodservice customers, and their future decisions regarding their relationships with us;

- our ability and the ability of our suppliers and co-manufacturers to comply with food safety, environmental or other laws or regulations and the impact of any non-compliance on our operations, brand reputation and ability to fulfill orders in full and on time;

- seasonality, including increased levels of grilling activity and higher levels of purchasing by customers ahead of holidays, customer shelf reset activity and the timing of product restocking by our retail customers;

- the impact of increased scrutiny from a variety of stakeholders, institutional investors and governmental bodies on environmental, social and governance ("ESG") practices;

- our, our suppliers' and our co-manufacturers' ability to protect our proprietary technology, intellectual property and trade secrets adequately;

- the impact of changes in tax laws; and

- the risks discussed in Part I, Item 1A. *Risk Factors*, and elsewhere in this report, and those discussed in other documents we file from time to time with the Securities and Exchange Commission ("SEC").

In some cases, you can identify forward-looking statements by terms such as "may," "should," "expects," "might," "plans," "anticipates," "could," "intends," "target," "commits," "projects," "contemplates," "believes," "estimates," "predicts," "potential," "seek," "would" or "continue," or the negative of these terms or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

This report also contains estimates and other statistical data obtained from independent parties and by us relating to market size and growth and other data about our industry and ultimate consumers. The number of retail and foodservice outlets where Beyond Meat branded products are available was derived from rolling 52-week data as of December 2024 and excludes outlets unique to Beyond Meat Jerky, which we discontinued in 2024 as part of our Global Operations Review. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates and data.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this report. You should not put undue reliance on any forward-looking statements. We assume no obligation to publicly update or revise any forward-looking statements because of new information, future events, changes in assumptions or otherwise, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

Additionally, certain information we may disclose in this report or in other locations, such as on our website, is informed by the expectations of various stakeholders and third-party frameworks and, as such, may not necessarily be material for purposes of our filings under U.S. federal securities laws, even if we use the word "material" or similar language in discussing such matters. Particularly in the ESG context, for example, there are various approaches to materiality that differ from, and in many cases are more expansive than, the definition used in U.S. federal securities laws.

"Beyond Meat," "Beyond Burger," "Beyond Beef," "Beyond Sausage," "Beyond Breakfast Sausage," "Beyond Sun Sausage," "Beyond Meatballs," "Beyond Chicken," "Beyond Popcorn Chicken," "Beyond Steak," the Caped Steer Logo, "Cookout Classic," "Beyond Bakes" and "Eat What You Love" are registered or pending trademarks of Beyond Meat, Inc. in the United States and, in some cases, in certain other countries. All other brand names or trademarks appearing in this report are the property of their respective holders. Solely for convenience, the trademarks and trade names contained herein are referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

PART I

ITEM 1. BUSINESS.

Overview

Beyond Meat is a leading plant-based meat company offering a portfolio of revolutionary plant-based meats. We build meat directly from plants, an innovation that enables consumers to experience the taste, texture and other sensory attributes of popular animal-based meat products while enjoying the nutritional and environmental benefits of eating our plant-based meat products. Our brand promise, "Eat What You Love," represents a strong belief that there is a better way to feed our future and that the positive choices we all make, no matter how small, can have a great impact on our personal health and the health of our planet. By shifting from animal-based meat to plant-based meat, we can positively impact four growing global issues: human health, climate change, constraints on natural resources and animal welfare.

To capture this broad market opportunity, we have developed three core plant-based product platforms that align with the largest meat categories globally: beef, pork and poultry. The primary components of animal-based meat—amino acids, lipids, carbohydrates, trace minerals and water—are not exclusive to animals and are plentiful in plants. We create our plant-based products using proprietary scientific processes that determine the architecture of the animal-based meat we are seeking to replicate and then we assemble it using plant-derived amino acids, lipids, carbohydrates, trace minerals and water. We are focused on continuously improving our products so that eventually they are, to the human sensory system, indistinguishable from their animal-based counterparts.

All of our products are made from simple ingredients without GMOs, no added hormones or antibiotics, and 0 mg of cholesterol per serving. As of December 2024, all of our U.S. retail products were certified Kosher and Halal. We are focused on making our products nutritionally dense, with fewer negative attributes relative to their animal protein alternatives.

As of December 2024, Beyond Meat branded products were available at approximately 129,000 retail and foodservice outlets in more than 65 countries worldwide, across mainstream grocery, mass merchandiser, club store and natural retailer channels, and various food-away-from-home channels, including restaurants, foodservice outlets and schools. The number of retail and foodservice outlets where Beyond Meat branded products are available was derived from rolling 52-week data as of December 2024 and excludes outlets unique to Beyond Meat Jerky, which we discontinued in 2024 as part of our Global Operations Review.

Research, development and innovation are core elements of our business strategy, and we believe they represent a critical competitive advantage for us. Through our Beyond Meat Rapid and Relentless Innovation Program, our team of scientists and engineers focuses on making continuous improvements to our existing product formulations and developing new products across our plant-based beef, pork and poultry platforms. Our state-of-the-art Innovation Center within our Campus Headquarters brings together leading scientists from chemistry, biology, material science, food science and biophysics disciplines who work together with process engineers and culinary specialists to pursue our vision of perfectly building plant-based meat.

Our Mission

We are a mission-driven business with long-standing core values. We strive to operate in a transparent, socially responsible and environmentally sustainable manner and are committed to help solve the major health and global environmental issues which we believe are caused in part by an animal-based protein diet and existing industrial livestock production. We believe our authentic and long-standing commitment to these causes better positions us to build loyalty and trust with current consumers and helps to attract new ones. Our corporate culture embodies these values and, as a result, we enjoy a highly motivated and skilled workforce committed to our mission and our enterprise.

Cost Down Strategy

A key component of achieving our long-term business strategy is to continue driving the cost of our products down over time, with the aspiration to eventually price at parity with animal-based protein. In response to the difficult environment and the negative impact of certain factors on our business and the overall plant-based meat category, beginning in 2022 we pivoted our focus toward sustainable long-term growth supported by three pillars: (1) driving margin recovery and operating expense reduction through the implementation of lean value streams across our beef, pork and poultry platforms; (2) inventory reduction and cash flow generation through more efficient inventory management; and (3) focusing on near-term retail and foodservice growth drivers while supporting strategic key long-term partners and opportunities. For clarity, lean value streams represent organizing our teams and operational approach in such a way that increases cross-functional collaboration, transparency and ownership of key business processes and initiatives, with an overarching objective of eliminating waste throughout our organization. We believe, if implemented effectively, the use of a lean value stream approach could drive faster speed-to-market of new product launches over time, which in turn could accelerate our net revenue generation, cost of goods sold reduction and gross margin expansion efforts and enable further operating expense reductions, among others.

In November 2023, we initiated our Global Operations Review, which involves narrowing our commercial focus to certain anticipated growth opportunities, and accelerating activities that prioritize gross margin expansion and cash generation. These efforts have to date included, and may in the future include, the exit or discontinuation of select product lines such as Beyond Meat Jerky; changes to our pricing architecture within certain channels; cash-accretive inventory reduction initiatives; non-cash charges such as provision for excess and obsolete inventory and potential additional impairment charges, write-offs and disposals of fixed assets, and losses on sale and write-down of fixed assets; further optimization of our manufacturing capacity and real estate footprint; planned and future reductions in our workforce; and the planned suspension of our operational activities in China. As part of this review, in November 2023, our board of directors approved a plan to reduce our workforce by approximately 65 employees, representing approximately 19% of our global non-production workforce (or approximately 8% of our total global workforce).

On February 24, 2025, our board of directors approved a plan to reduce our workforce in North America and the EU by approximately 44 employees, representing approximately 17% of our global non-production workforce (or approximately 6% of our total global workforce). The decision was based on cost-reduction initiatives intended to reduce operating expenses.

In addition, as part of our Global Operations Review, on February 24, 2025, our board of directors approved a plan to suspend our current operational activities in China, which are estimated to cease by the end of the second quarter of 2025. As part of this plan, we are reducing our workforce in China by approximately 20 employees, representing approximately 95% of our China workforce (or approximately 3% of our total global workforce). The decision was based on cost-reduction initiatives intended to reduce operating expenses. See Note 15, Subsequent Events, to the Notes to Consolidated Financial Statements included elsewhere in this report.

Our Long-Term Growth Strategy

In the long-term, we intend to continue to do the following:

- *Pursue Top-line Growth Across Our Distribution Channels*

We continue to believe that there is a significant opportunity over time to expand our retail and foodservice footprint through distribution expansion, continued innovation and commercialization of new products, increased penetration across channels and into other areas of the retail footprint. We believe increased distribution with a global focus will lead to growing consumer awareness and demand for nutritious, convenient and high protein plant-based foods around the world, leading to an increase in the overall size of the plant-based meat category as more consumers shift their diets away from animal-based proteins.

- *Invest in Infrastructure and Capabilities*

We are continually reviewing opportunities to optimize our manufacturing capacity across our network, including identifying opportunities to increase overall equipment effectiveness, leverage our internal manufacturing and co-manufacturer network, and invest in new processes and business management systems to increase automation, improve operating efficiency and enable greater scalability.

- *Expand Our Product Offerings*

The success of our products supports our belief that, despite a further decrease in demand in the plant-based meat category, there will continue to be significant demand for additional plant-based meat products in the long-term. We intend to strengthen our product offerings by improving the formulations for our existing portfolio of products, and by creating new products that expand the portfolio. We are continually refining our products to improve their taste, texture, aroma, appearance and nutrition profile, and to lower their cost of production. In addition, we are committed to investing in research and development to continue to innovate within our core plant-based platforms of beef, pork and poultry to create exciting new product lines.

In 2024, we launched the Beyond IV generation of products in the U.S. retail channel. The Beyond Burger IV and Beyond Beef IV generation of products feature a protein blend including yellow pea, brown rice, faba bean, and red lentil proteins as well as an oil system featuring avocado oil. These products are Clean Label Project certified, the first plant-based meat product to receive this certification. Also launched in the U.S. retail channel in 2024, the Beyond Sausage IV generation of products feature a protein blend including pea protein and rice protein as well as an oil system featuring avocado oil. This product is certified as part of the American Diabetes Association's Better Choices for Life program. Other products launched in the U.S. retail channel in 2024 included Beyond Sun Sausage, an innovative protein option, and Beyond Bakes, a value-added meal product. In February 2025, we announced an expanded line of Beyond Steak in the U.S. retail channel.

- *Continue to Grow Our Brand*

We intend to continue to develop and preserve our brand and increase awareness of Beyond Meat including an increased focus on improving the health perception of Beyond Meat products with our core consumer groups. We intend to accomplish this with an intentional focus on improving our products, working with trusted leaders within nutrition and medicine, and partnering with organizations like the American Heart Association, American Cancer Society and the American Diabetes Association. We also plan to continue to further drive awareness and relevance of Beyond Meat products with a large-scale audience and create relevant content with our network of celebrities, influencers and brand ambassadors, who have successfully built significant brand awareness for us by supporting our mission and products and incorporating Beyond Meat into their daily lifestyle.

Our Products

We sell a range of plant-based meat products across our three core platforms of beef, pork and poultry. Depending on the product and channel, they are offered in ready-to-cook and ready-to-heat formats. Our products cover an entire day's menu planning, from breakfast to dinner and snacking in between.

Our beef platform products contain protein primarily derived from one or a combination of pea protein, rice protein, faba bean protein and wheat gluten. Our 2024 introductions—Beyond Burger IV and Beyond Beef IV—are made with avocado oil and have a simplified ingredient list and continue with the tradition of 0 mg of cholesterol, no added antibiotics or hormones, and no GMOs. In 2024, Beyond Steak was the first plant-based meat product to meet the nutritional guidelines of the American Diabetes Association's Better Choices for Life program.

Our pork platform consists of products that are intended to mimic animal-based pork in its various merchandised forms, including dinner sausage links, breakfast sausage patties and links, and ground pork. Our pork platform products include Beyond Sausage, Beyond Breakfast Sausage Patties, Beyond Breakfast Sausage Links and Beyond Sausage Crumbles. The protein content of our pork platform products is primarily derived from one or a combination of pea protein and rice protein. Our 2024 introduction—Beyond Sausage IV —is made with avocado oil and has a simplified ingredient list with 0 mg of cholesterol, no added antibiotics or hormones, and no GMOs.

Our poultry platform consists of products that are intended to mimic animal-based chicken in its various merchandised forms, including chicken tenders, chicken nuggets and popcorn chicken. Our primary products under our poultry platform include Beyond Chicken Tenders, Beyond Chicken Nuggets and Beyond Popcorn Chicken. The protein content of our poultry platform products is primarily derived from pea protein, faba bean protein and wheat gluten.

In 2024, we launched a new product innovation, Beyond Sun Sausage, not intended to replicate beef, pork or poultry but rather be its own protein option, made with protein primarily derived from one or a combination of yellow pea protein, brown rice protein, red lentil protein and faba bean protein. Beyond Sun Sausage is made with avocado oil and has 0 mg of cholesterol, no added antibiotics or hormones, and no GMOs.

In 2024, we introduced our value-added meals ("VAM") line of products with the launch of Beyond Bakes at select U.S. retail stores. Our VAM line of products focuses on providing convenient, ready-to-heat meal options featuring Beyond Meat plant-based protein. Beyond Bakes introduce consumers to high-quality, plant-based meal solutions that are both delicious and easy to prepare.

Customers

Since the success of the Beyond Burger, we have created a strong presence at leading food retailers across the United States and abroad. As of December 2024, Beyond Meat branded products were available in approximately 27,000 retail outlets in the United States and 38,000 retail outlets internationally.

We remain focused on expanding our partnerships with foodservice customers over time, including large full-service restaurant ("FSR") and QSR customers in the United States and abroad. As of December 2024, Beyond Meat branded products were available in approximately 38,000 foodservice outlets in the United States and 26,000 foodservice outlets internationally.

We sell to a variety of customers in the retail and foodservice channels throughout the United States and internationally primarily through distributors who purchase, store, sell and deliver our products. Because such distributors function in an intermediary role, we do not consider them to be direct customers. In addition, we sell directly to customers in the retail and foodservice channels who handle their own distribution.

In each of 2024, 2023 and 2022, DOT Foods, Inc. ("DOT") accounted for approximately 12% of our gross revenues. No other distributor or customer accounted for more than 10% of our gross revenues in 2024, 2023 or 2022.

Our Supply Chain

•   *Sourcing and Suppliers*

The principal ingredient used to manufacture our products is pea protein. We procure the raw materials for our woven protein from a number of different suppliers. Although most of the raw materials we require are typically readily available from multiple sources, we currently have a limited number of suppliers for the pea protein used in our products.

•   *Supply Agreements*

We have a multi-year sales agreement with Roquette Frères ("Roquette") for the supply of pea protein which expires on December 31, 2025. We are obligated to purchase certain minimum annual amounts as specified in the agreement. We continually seek additional sources of pea protein and other plant-based protein for our products that meet our criteria.

Flavors consist of product flavors that have been developed by our innovation team in collaboration with our supply partners exclusively for us or in collaboration with our foodservice partners. The formulas are then produced by our suppliers for use in our products. Ingredients in our flavors are qualified through trials to ensure manufacturability. Upon receipt of the ingredients, we receive Certificates of Analysis from our suppliers in our quality control process to confirm that our rigorous standards have been met. Flavors are extensively tested prior to introduction to ensure finished product attributes such as taste, texture, aroma and appearance are not negatively impacted.

We have a commitment to purchase flavor ingredients inventory which expires on December 31, 2025. As most of the raw materials we use in our flavors are readily available in the market from many suppliers, we believe that we can within a reasonable period of time make satisfactory alternative arrangements in the event of an interruption of supply from our vendors.

Manufacturing

As the first step in our manufacturing process a dry blend containing our plant protein is combined within our manufacturing facilities. The dry blend then enters our extruder, where both water and steam are added. We then use a combination of heating, cooling and variations of pressure to weave together the proteins into an architecture that mimics the texture and muscle structure of animal meat. The formed woven protein is used as the basis of all our products. Next, internally or through our co-manufacturers, we further process the woven protein by combining flavors and other ingredients, after which the final packaged product is then shipped to third party storage facilities and, ultimately, to distributors or direct to customers. In order to sustain the quality of our products, we have implemented a "define, measure, analyze, improve and control," or DMAIC, approach to improve, optimize and stabilize our processes and design.

We depend on co-manufacturers for the manufacturing of some of our products. We continue to explore further optimization of our production capabilities domestically and abroad to produce our woven proteins, blends of flavor systems and binding systems, and finished goods.

Quality Control

In-process quality checks are performed throughout the manufacturing process, including temperature, physical dimensions and weight. We provide specific instructions to customers and consumers for storing and cooking our products. The majority of our products are transported and stored frozen. Frozen products such as Beyond Beef Crumbles, Beyond Breakfast Sausage Patties, Beyond Steak, Beyond Chicken and Beyond Bakes are intended to be prepared from their frozen state, with cooking instructions printed on all packaging.

Retail products typically sold in the meat case, such as the Beyond Burger, Beyond Sausage, Beyond Beef, Beyond Meatballs, Beyond Sun Sausage and Beyond Sausage Links, are shipped to the customer frozen. The customer is provided instructions on 'slacking,' which is typically done by moving frozen food to a refrigerator to allow it to slowly and safely thaw, following which retailers must apply a "use by date" sticker to the packaging prior to sale.

Distribution

From our internal manufacturing or co-manufacturing facilities, products are transferred by third party logistics providers to cold storage facilities or are directly shipped to the customer. International shipments are also handled by third party logistics providers and in some instances are organized directly by the customer. We manage shipments through transport management systems for real-time shipment tracking and visibility to coordinate our supply chain through to final distribution.

Order Fulfillment

Our customer service and logistics functions are responsible for customer-facing activities, order management, customer logistics, 3PL leadership and intra-company distribution. We utilize enterprise resource planning (ERP) systems and integration with our 3PL cloud interface platforms for these processes. Customer orders are principally transmitted via electronic data interface, but may be processed manually if necessary. Orders are accepted in our ERP systems, reviewed for accuracy and fulfillment plans are developed. When fulfillment plans are ready, orders are tendered to third party carriers. Metrics for the customer service and logistics team include order fill rates, on-time delivery, customer scorecards as needed and cost leadership. We have agreements with third party service providers for all of our shipping needs.

Sales and In-Store Activation

• *Sales*

As of December 31, 2024, our sales team is organized into four divisions: retail, foodservice, international and strategic partnerships. The sales team has an extensive range of experience from leading CPG, natural food, meat and plant-based meat companies. It works in close coordination with a network of global broker and distributor partners that gives us the expertise and access to accounts and markets across key global markets in an efficient and scalable fashion as we continue to seek to grow our footprint and sales globally.

Brand Marketing

The primary means by which we have driven consumer awareness of our products is via social and digital media, PR, retail and foodservice shopper marketing, ambassador and influencer activations, paid media and strategic partnerships. Our marketing strategy focuses on driving awareness all the way through to purchase and loyalty.

We maintain active social media platforms such as Facebook, Instagram, LinkedIn, Threads, TikTok, X (formerly Twitter) and YouTube to build awareness, share news, reach new audiences and engage with our consumers. These platforms allow us to engage with our consumers and directly reach target demographics such as millennials and "Generation Z." We also leverage our first party data to distribute brand information and news, foster loyalty through unique offers and share recipe content to drive everyday consumption.

We also maintain a registered domain website at www.beyondmeat.com, which serves as the primary source of information regarding our products, as well as foreign domains in certain countries. Our website is used as a platform to promote our products, provide news, share recipes, highlight nutritional facts and provide general information on where to purchase our products.

We also partner with a network of brand ambassadors and developed a strong following with certain celebrities from the worlds of sports and entertainment who share our core values. Their organic involvement and interest are helpful to promote our overall mission and strategic partnerships. In 2023, we launched the GoBeyond RD Hub for registered dietitians ("RD"s) and nutrition experts, with the goal of supporting the RD community with an open channel for communication and an opportunity to share the latest updates and research insights on plant-based options. In 2024, we continued to deploy targeted brand campaigns to build awareness, reach new users and drive conversion. Our paid digital initiatives included social, programmatic, podcasts, out-of-home, online video, connected TV, and digital offers and rewards.

Competition

We operate in a highly competitive environment. We believe that we compete with both conventional animal-protein companies, such as Cargill, Hormel, JBS, Perdue Foods and Tyson, and also plant-based meat brands, including brands affiliated with conventional animal-protein companies and other large food operators, such as Boca Foods (Kraft Heinz), Lightlife and Field Roast (Maple Leaf Foods), Gardein (Conagra), Hungry Planet, Inc., Impossible Foods, Incogmeato/Morningstar Farms (Kellanova), Moving Mountains, Omnipork (OmniFoods), Tofurky, Sweet Earth and Awesome Burger (Nestlé S.A.), Raised & Rooted (Tyson), Happy Little Plants (Hormel), Sysco's Simply Plant-Based Meatless Burger, The Not Company and Vegetarian Butcher (Unilever). Additionally, we face competition from companies developing alternative protein sources beyond plant-based offerings. This includes mycelium-based meat alternatives, such as Quorn, Meati and Nature's Fynd, which leverage fermentation technology to create products with a texture and nutritional profile similar to animal proteins. Furthermore, a number of U.S. and international companies are working on developing lab-grown or "clean meat," an animal-protein product cultivated from cells taken from animals, which could have a similar appeal to consumers as plant-based products.

We believe the principal competitive factors in our industry are:

• taste;

• price and promotion tactics;

◦ nutritional profile;

• ingredients;

• texture;

• ease of integration into the consumer diet;

• low-carbohydrate, low-sugar, low-sodium, high fiber and protein;

• lack of cholesterol and GMOs;

• convenience;

• versatility;

• brand awareness and loyalty among consumers;

• media spending;

• product variety and packaging;

• access to major retailer shelf space and retail locations;

• access to major foodservice outlets and integration into menus;

• innovation; and

• intellectual property protection.

We believe we compete effectively with respect to each of these factors. However, many companies in our industry have substantially greater financial resources, more comprehensive product lines, broader market presence, longer standing relationships with distributors and suppliers, longer operating histories, greater production, commercialization and distribution capabilities, and greater marketing resources than we have.

Research and Development

At Beyond Meat, the Research and Development ("R&D") team is the driving force behind the development of our groundbreaking plant-based meat products. Operating from our Innovation Center located at our Campus Headquarters, our in-house R&D team includes scientists, engineers, researchers, technicians and chefs. In every project they undertake, our R&D team is deeply committed to pioneering the future of food, with a goal of producing plant-based meat alternatives indistinguishable from their animal-based counterparts in taste, texture and nutrition.

Our R&D efforts have resulted in several industry-first innovations that have not only established new benchmarks in the plant-based meat sector but also significantly contributed to our brand's reputation as an industry leader. To ensure we maintain our competitive advantage, we implement rigorous measures to protect our intellectual property, which forms the cornerstone of our innovative edge.

The Beyond Meat Rapid and Relentless Innovation Program defines our systematic and strategic approach to product development. It is a comprehensive framework that integrates the various stages of the innovation lifecycle—ideation, prototype development, testing, refinement and commercialization. Within this framework, each functional team is assigned specific responsibilities and held accountable for their contributions. This structured process ensures that there are clear deliverables at each stage, facilitating a seamless flow from conception to market launch.

Our R&D endeavors are not limited to product innovation alone. We are equally focused on improving our manufacturing processes and quality control measures. We continuously explore new technologies and methodologies that can improve the efficiency and sustainability of our production lines, with a goal of reducing waste, cost and speed-to-market.

Product Innovation

Innovation is a core competency of ours and an important part of our growth strategy. Our goal is to identify large, animal-based meat product categories across our core plant-based platforms of beef, pork and poultry that exhibit long-term consumer trends. We then dedicate significant research and development resources to create authentic plant-based versions of these products that replicate the taste, texture, aroma and appearance of their animal-based equivalents. We have been able to leverage the success of our existing products and resulting brand equity to launch improved versions of our existing products and create new products. The success and brand equity of our existing product lineup serves as a strong foundation, enabling us to continuously introduce improved versions of our current offerings and launch new, groundbreaking products. Whether new innovation or renovation, all of our product development efforts are driven by a pursuit of excellence, a deep understanding of evolving consumer preferences and a strong commitment to health.

Seasonality

Generally, we expect to experience greater demand for certain of our products during the U.S. summer grilling season. In 2024, 2023 and 2022, U.S. retail channel net revenues during the second quarter were 21%, 10% and 16% higher than the first quarter, respectively. While we expected to continue to see additional seasonality effects in 2024, as compared to 2023, we saw more muted effects from seasonality in the third quarter of 2024 as compared to the prior-year periods and the second quarter of 2024, reflecting, in part, pricing actions in our U.S. retail and foodservice channels. In general, any historical effects of seasonality have been more pronounced within our U.S. retail channel, with revenue contribution from this channel generally tending to be greater in the second and third quarters of the year, driven by increased levels of grilling activity, higher levels of purchasing by customers ahead of holidays, the impact of customer shelf reset activity and the timing of product restocking by our retail customers. In an environment of heightened uncertainty from potential recessionary and inflationary pressures, prolonged weakness in the plant-based meat category, competition and other factors impacting our business, we are unable to assess the ultimate impact on the demand for our products as a result of seasonality.

Environmental, Social and Governance

As a disruptive leader in the food industry, we have established ourselves as a leading producer of plant-based meat products that we believe deliver a reduced environmental footprint and mitigate the social and welfare issues associated with the conventional production and consumption of animal protein. In order to continue that work and position us as a leader in the integration of environmental and social change, we have committed to developing a comprehensive ESG program.

As part of the development of our ESG program, in 2024 we conducted a materiality analysis to determine which ESG issues are relevant to our business, our stakeholders and society (the "ESG Materiality Analysis"). The term "materiality analysis" is common in the discussion of such assessments; however, the ESG Materiality Analysis was informed by definitions of materiality that differ from, and are in general more expansive than, the definition under the securities laws of the United States. Our discussion of the ESG Materiality Analysis or other ESG matters herein or elsewhere may include information that is not necessarily "material" for SEC reporting purposes, and is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies or other factors, some of which may be beyond our control. We continue to work on leveraging the ESG Materiality Analysis to inform our strategy and actions under our commitment to promoting responsible and sustainable business practices within our organization.

Our focus areas for impact include:

- human health;
- climate change;
- natural resource conservation; and
- animal welfare.

Human Capital Resources

- ***Employees***

As of December 31, 2024, we had 754 full-time employees and 54 contract workers. None of our employees is represented by a labor union. We have never experienced a labor-related work stoppage.

- ***Inclusion and Belonging***

We value the unique talent and merit that derive from a variety of backgrounds and experience. We aspire to engender and affirm equity and inclusion through a purposeful investment in an environment where qualified individuals can succeed regardless of background. We believe our company culture thrives when different perspectives and ideas inform our strategic goals to innovate and deliver to customers of every socio-economic background. We recognize that representation and collaboration are vital components to address the challenges that face our planet. We have developed a framework of guiding principles that set the foundation for sustainable practices by reducing subjectivity and biases via data-driven decisions and promoting shared ownership for inclusive behaviors and actions across the organization.

- *Mission, Culture and Engagement*

Everything we do is powered by our mission and core values and our corporate culture reflects that. As a result, we enjoy a highly motivated and skilled workforce committed to our mission and our company. We believe we have a unique culture which promotes employee engagement. Our employees are driven by our mission which promotes collaboration and innovation. We promote employee engagement by organizing various employee activities that are aligned with our mission, including our weekly "Coffee Talk," a forum for employee engagement with leadership.

Trademarks and Other Intellectual Property

We own domestic and international trademarks and other proprietary rights that are important to our business. Depending upon the jurisdiction, trademarks are valid as long as they are used in the regular course of trade and/or their registrations are properly maintained. Our trademarks are valuable assets that reinforce the distinctiveness of our brand to our consumers. We have applied for or have trademark registrations internationally as well. We believe the protection of our trademarks, copyrights, patents, domain names, trade dress and trade secrets are important to our success.

We aggressively protect our intellectual property rights by relying on trademark, copyright, patent, trade dress and trade secret laws and through the domain name dispute resolution system. We maintain a registered domain website at www.beyondmeat.com, as well as foreign domains in certain countries.

We believe our intellectual property has substantial value and has contributed significantly to our business. As of December 31, 2024, we had four issued patents in the United States, nine issued patents outside the United States (U.K., Canada, China, Chile, Israel (two), Brazil, Japan and Australia), one pending patent application in the United States, five pending international patent applications and one provisional patent application.

We consider the specifics of our marketing, promotions and products as a trade secret, and information we wish to keep confidential. In addition, we consider proprietary information related to formulas, processes, know-how and methods used in our production and manufacturing as trade secrets, and information we wish to keep confidential. We have taken reasonable measures to keep the above-mentioned items, as well as our business and marketing plans, customer lists and contracts reasonably protected, and they are accordingly not readily ascertainable by the public.

Segment Information

We have one operating segment and one reportable segment, in the plant-based meat industry, offering a portfolio of revolutionary plant-based meat. Our chief operating decision maker ("CODM"), who is our Chief Executive Officer and President, reviews operating results to make decisions about allocating resources and assessing performance for the entire company. We derive revenue primarily in North America and Europe and manage the business activities on a consolidated basis. Our CODM allocates resources and assesses performance at the consolidated level.

Government Regulation

Along with our co-manufacturers, brokers, distributors and suppliers, we are subject to extensive laws and regulations in the United States by federal, state and local government authorities and in Canada, the European Union, the United Kingdom, China and other jurisdictions by foreign authorities. In the United States, the primary federal agencies governing the manufacture, distribution, labeling and advertising of our products are the FDA and the FTC, and foreign regulatory authorities include Health Canada or the Canadian Food Inspection Agency ("CFIA") and the authorities of the EU or the EU member states. Under various federal statutes and implementing regulations and foreign requirements, these agencies, among other things, prescribe the requirements and establish the standards for quality and safety and regulate our product composition, ingredients, manufacturing, labeling and other marketing and advertising to consumers. Among other things, the facilities in which our products and ingredients are manufactured must register with the FDA and any other relevant authorities based on location, comply with current good manufacturing practices, or cGMPs, and comply with a range of food safety requirements established by and implemented under the Food Safety Modernization Act of 2011 and applicable foreign food safety and manufacturing requirements. Federal, state, and foreign regulators have the authority to inspect our facilities to evaluate compliance with applicable requirements. Federal, state, and foreign regulatory authorities also require that certain nutrition and product information appear on our product labels and, more generally, that our labels and labeling be truthful and non-misleading and that our marketing and advertising be truthful, non-misleading and not deceptive to consumers. We are also restricted from making certain types of claims about our products, including for example, in the United States, nutrient content claims, health claims, and claims regarding the effects of our products on any structure or function of the body, whether express or implied, unless we satisfy certain regulatory requirements.

In addition, the United States Congress recently considered (but did not pass) federal legislation, called the Real MEAT Act, that could require changes to our product labeling and marketing, including identifying products as "imitation" meat products.

In addition to federal regulatory requirements in the United States, certain states impose their own manufacturing and labeling requirements. For example, every state in which our products are manufactured requires facility registration with the relevant state food safety agency, and those facilities are subject to state inspection as well as federal inspection. Further, states can impose state-specific labeling requirements. For example, in 2018, the state of Missouri passed a law that prohibits any person engaged in advertising, offering for sale, or sale of food products from misrepresenting products as meat that are not derived from harvested production livestock or poultry. The state of Missouri Department of Agriculture has clarified its interpretation that products which include prominent disclosure that the product is "made from plants," or comparable disclosure such as through the use of the phrase "plant-based," are not misrepresented under Missouri law. Additional states, including Arkansas, Georgia, Mississippi, Louisiana, Oklahoma, South Dakota, Texas and Wyoming, have subsequently passed similar laws, and legislation that would impose specific requirements on the naming of plant-based meat products is currently pending in a number of other states, including Arizona and Nebraska. We believe that our products are manufactured and labeled in material compliance with existing state requirements, including the 2018 Missouri law and similarly drafted laws, and pay close attention to any developments at the state or federal level that could apply to our products and our labeling claims.

We are also subject to the laws of Australia, Canada, Hong Kong, Israel, South Africa, China, the European Union (and individual member countries) and the United Kingdom, among others, and requirements specific to those jurisdictions could impose additional manufacturing or labeling requirements or restrictions. For example, in Europe, the Agriculture Committee of the European Parliament proposed in May 2019 to reserve the use of "meat" and meat-related terms and names for products that are manufactured from the edible parts of animals. In October 2020, the European Parliament rejected the adoption of this provision. In the absence of European Union legislation, EU member states remain free to establish national restrictions on meat-related names. In October 2021, France published a draft implementing decree (the "Contested Decree"), to define, for example, the sanctions in case of non-compliance with the new law. The Contested Decree was published on June 29, 2022, and entered into force on October 1, 2022. At the time, we took the view that the Contested Decree did not comply with the laws of the EU, in particular the principle of free movement of goods. On July 27, 2022, at the request of a trade association, the French High Administrative Court partially suspended the execution of the Contested Decree, signaling serious doubts as to its lawfulness. The Company filed an application for annulment against the Contested Decree and intervened in favor of the trade association in their pending case against the Contested Decree. However, the suspension was only partial and temporary until the High Administrative Court ruled on the merits of the case. We also noted that this prohibition had not been appropriately notified to the European Commission, and that as a result, the prohibition was, in principle, non-enforceable. On July 12, 2023, the French High Administrative Court issued an intermediate judgment in the proceedings against the French meaty names ban. The Court held that there were a number of difficulties interpreting EU law which would be decisive for the resolution of the case. For that reason, the French High Administrative Court referred the case to the Court of Justice of the European Union ("CJEU"), which is the highest court in the EU and can issue a legally binding interpretation of EU law valid in all 27 EU member states, including France. The French High Administrative Court is bound to follow judgments of the CJEU. The procedure before the CJEU started on August 22, 2023, and the Company filed its submission on October 31, 2023. On January 15, 2024, the CJEU closed the written procedure. The period to request an oral hearing closed on February 5, 2024. Meanwhile, on August 23, 2024, France published a proposal for a new decree replacing the Contested Decree (the "New Decree") which essentially maintained the prohibition on meaty names for products containing a certain percentage of plant-based proteins. Following a mandatory six-month standstill review period by the EU, the New Decree was adopted on February 26, 2024. However, on April 10, 2024, the French High Administrative Court suspended its application, citing serious doubts over its compatibility with EU law. These concerns were already part of the ongoing litigation before the CJEU regarding the original Contested Decree. On March 1, 2024, the CJEU requested the French High Administrative Court to provide its view on the impact of the adoption of the New Decree on the litigation against the Contested Decree, and whether it should be declared moot or it should be allowed to proceed. On March 14, 2024, the French High Administrative Court responded to the CJEU's request for information asking the latter to rule in the proceedings. On April 15, 2024, the CJEU decided that the litigation against the Contested Decree would proceed, and that an oral hearing was not necessary. On October 4, 2024, the CJEU ruled that the Contested Decree's ban on meat names for plant-based foods was unlawful under EU law, setting a precedent on the extent to which EU member states may regulate the naming of plant-based foods at the national level in the absence of harmonization at the EU level. Following the CJEU's judgment, the case was referred back to the French High Administrative Court, which, on January 28, 2025, annulled the Contested Decree and the New Decree. Separately, in October 2021, the Turkish authorities challenged the use of the Caped Longhorn superhero logo, as well as the name "Beyond Meat," alleging that the consumer is misled as to the characteristics of our products. The local distributor has made a submission that this is an unlawful restriction under the EU-Turkey Free Trade Agreement. In December 2021, the Turkish authorities rejected this submission, and held that references to "plant-based" in combination with "meat" would mislead the consumer. In December 2023, Italy adopted a law prohibiting names to indicate foodstuffs of animal origin to describe, market or promote foodstuffs containing vegetable proteins, following the French example. Also in December 2023, Poland published a draft decree banning the use of meaty names to designate plant-based products. In December 2024, South Africa issued proposed draft regulations governing the sale of plant-based meat and other meat analogues. We are actively monitoring these developments, but if adopted, they may require us to change our labeling and advertising.

We are subject to labor and employment laws, laws governing advertising, privacy laws, anti-corruption laws, safety regulations and other laws, including consumer protection regulations that regulate retailers or govern the promotion and sale of merchandise. Our operations, and those of our co-manufacturers, distributors and suppliers, are subject to various laws and regulations relating to environmental protection and worker health and safety matters. We monitor changes in these laws and believe that we are in material compliance with applicable laws. These laws and regulations are constantly evolving, and it is challenging to predict accurately the effect they may have upon the capital expenditures, earnings and our competitive position in the future.

Corporate Information

Beyond Meat, Inc. was incorporated in Delaware on April 8, 2011 originally under the name "J Green Natural Foods Co." On October 5, 2011, we changed our corporate name to "Savage River, Inc.," with "Beyond Meat" being our "doing business as" name. On September 7, 2018, we changed our corporate name to "Beyond Meat, Inc."

Our common stock is listed on the Nasdaq Global Select Market under the symbol "BYND."

Our Website and Availability of SEC Reports and Other Information

We maintain a website at the following address: www.beyondmeat.com. The information on our website is not incorporated by reference in this report or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

We make available on or through our website certain reports and amendments to those reports we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These include our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K. We make this information available on our website free of charge as soon as reasonably practicable after we electronically file the information with, or furnish it to, the SEC. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the website is http://www.sec.gov.

Investors and others should note that Beyond Meat routinely announces material information to investors and the marketplace using SEC filings, press releases, public conference calls, webcasts and the Beyond Meat Investor Relations website. We also intend to use certain social media channels as a means of disclosing information about us and our products to consumers, our customers, investors and the public (e.g., @BeyondMeat, #BeyondBurger and #GoBeyond on Facebook, Instagram, Threads and X (formerly, Twitter), and @BeyondMeatOfficial on TikTok). The information posted on social media channels is not incorporated by reference in this report or in any other report or document we file with the SEC. While not all of the information that the Company posts to the Beyond Meat Investor Relations website or to social media accounts is of a material nature, some information could be deemed to be material. Accordingly, the Company encourages investors, the media, and others interested in Beyond Meat to review the information that it shares at the "Investors" link located at the bottom of our webpage at https://investors.beyondmeat.com/investor-relations and to sign up for and regularly follow our social media accounts. Users may automatically receive email alerts and other information about the Company when enrolling an email address by visiting "Request Email Alerts" in the "Investors" section of Beyond Meat's website at www.investors.beyondmeat.com/investor-relations.

ITEM 1A. RISK FACTORS.

Risk Factor Summary

We are providing the following summary of the risk factors contained in this report to enhance the readability and accessibility of our risk factor disclosures. We encourage you to carefully review the full risk factors immediately following this summary as well as the other information in this report, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Note Regarding Forward-Looking Statements," and our consolidated financial statements and related notes, before deciding whether to invest in shares of our common stock. The risks and uncertainties described in this report may not be the only ones we face. If any of the risks actually occurs, our business, financial condition, operating results, cash flows and prospects could be materially and adversely affected. In this case, the trading price of our common stock would likely decline and you might lose part or all of your investment in our common stock. These risks and uncertainties include, but are not limited to, the following:

- **Risks Related to Our Business,** such as, adverse and uncertain economic and political conditions in the U.S. and international markets, including concerns about high inflation, and changes resulting from the change in the administration in the U.S., including greater restrictions on free trade through significant increases in tariffs on raw materials, ingredients, finished goods and other products and supplies imported into the U.S. and increased uncertainty surrounding international trade policy and regulations, and trade wars; risks associated with potential inflationary price pressures including the effects of higher interest rates; our history of losses and ability to achieve or sustain profitability; reduced consumer confidence and changes in consumer spending and negative trends in consumer purchasing patterns; a further decrease in demand, and the underlying factors negatively impacting demand in the plant-based meat category; identifying and executing certain cost-reduction initiatives, cost structure improvements, workforce reductions and executive leadership changes, and the timing and success of reducing operating expenses and achieving and/or sustaining our profitability and financial performance objectives; the timing and success of narrowing our commercial focus to certain anticipated growth opportunities; accelerating activities that prioritize gross margin expansion and cash generation, including as part of our Global Operations Review; changes to our pricing architecture within certain channels; cash-accretive inventory reduction initiatives; and further cost-reduction initiatives; our ability to successfully execute our Global Operations Review and any resulting strategic plans, including the exit or discontinuation of select product lines such as Beyond Meat Jerky, the impact of non-cash charges such as provision for excess and obsolete inventory and potential additional impairment charges, write-offs and disposals of fixed assets, and losses on sale and write-down of fixed assets, further optimization of our manufacturing capacity and real estate footprint, planned and future reductions in our workforce, and the planned suspension of our operational activities in China; the substantial non-cash impacts resulting from our Global Operations Review; our ability to accurately forecast demand for our products; our ability to utilize our capacity efficiently or accurately plan our capacity requirements; our ability to sell our inventory in a timely manner which may require us to sell our products through liquidation channels at lower prices, write-down or write-off obsolete inventory, or increase inventory provision; our ability to forecast future results of operations and financial goals or targets; our ability to estimate market opportunity and forecast market growth; our reliance on a limited number of third party suppliers and our ability to procure sufficient high quality raw materials; disruptions to our supply chain; limited availability of pea protein and avocado oil that meets our standards; our limited number of distributors; consolidation of customers, loss of a significant customer or our inability to acquire new customers; loss of one or more of our co-manufacturers; damage or disruption at our internal or co-manufacturing facilities; difficulties expanding into new markets; slow, declining or negative revenue growth rates; revenue and earnings fluctuations; seasonal fluctuations; delays in product delivery by third party transportation providers; failure to retain our senior management and attract and retain employees; use of professional employer organizations to employ certain of our international employees; interruption in services provided by third party service providers; failure of acquisitions or investments to be efficiently integrated; our ESG practices and reporting of such matters; accounting estimate risks; risks from changes in estimating judgments and assumptions used in the preparation of financial statements in accordance with GAAP or any future impairment charges; technological changes that might impact our products and/or business; and risks stemming from workplace accidents or safety incidents.

- **Risks Related to Our Products**, such as, incidents of food safety and food-borne illnesses or advertising or product misbranding; reduction in sales of the Beyond Burger; changing consumer preferences; failure to introduce new products or successfully improve existing products; our ability to accurately predict consumer taste preferences and respond quickly to new trends; risks related to price increases of our products and volatility of ingredient and packaging costs.

- **Risks Related to Our Industry and Brand**, such as, increased competition in our market and new market entrants; continued decrease in demand in the plant-based meat category; harm to our brand or reputation due to real or perceived quality or health issues with our products; and failure to develop and maintain our brand.

- **Risks Related to Our International Operations,** such as, business, regulatory, political, financial and economic risks of doing business in Canada, China and Europe, including as a result of the timing and success of the planned suspension of our operational activities in China; foreign exchange rate fluctuations; trade policies, treaties, government regulations and tariffs, and potential violations of the FCPA and other anti-corruption laws.

- **Risks Related to Our Investments,** such as, our international manufacturing operations, including the planned suspension of our operational activities in China; and our ownership of real property;

- **Risks Related to Our Intellectual Property, Information Technology, Cybersecurity and Privacy**, such as, our ability to adequately protect our proprietary technology and intellectual property; our reliance on information technology systems; the occurrence of a cybersecurity incident or other technology disruptions or failure to comply with the laws and regulations relating to privacy and the protection of individual data.

- **Risks Related to Our Lease Obligations, Indebtedness, Financial Position and Need for Additional Capital**, such as, delays or cost overruns associated with the build out of our new Campus Headquarters and the impact of workforce reductions or other cost-reduction initiatives on our space demands; our ability to build out or occupy the rest of the Campus Headquarters and to negotiate a partial lease termination or sublease, assign or otherwise transfer the unoccupied space; failure to meet our significant lease obligations or risks related to excess space capacity under our leases due to workforce reductions or other cost-reduction initiatives; risks related to our significant indebtedness and liabilities, including the Notes, and our ability to bolster and restructure our balance sheet; inability to access restricted cash that collateralizes letters of credit; sufficiency of our cash and cash equivalents to meet our liquidity needs; and failure to obtain additional financing or access capital markets to achieve our goals, through the ATM Program or otherwise.

- **Risks Related to the Environment, Climate and Weather**, such as, a major natural disaster or severe weather event in areas where our internal or co-manufacturing facilities are located; and negative effects from climate changes.

- **Risks Related to Being a Public Company,** such as, the effectiveness of our internal controls; limitations in our internal control system resulting in undetected errors or fraud; and increased costs associated with complying with the requirements applicable to public companies.

- **Risks Related to Regulatory and Legal Compliance Matters, Litigation and Legal Proceedings**, such as, FDA compliance; legal claims, government investigations and other regulatory enforcement actions; compliance with international regulations; changes in existing laws or regulations or the adoption of new laws or regulations; failure by our suppliers of raw materials or co-manufacturers to comply with food safety, environmental or other laws or with the specifications and requirements of our products; and ongoing litigation or legal proceedings.

- **General Risk Factors**, such as, high volatility in our share price; reduction in our share price due to a substantial number of sales or issuances; decline in our share price and trading volume due to adverse or misleading opinions by securities or industry analysts regarding our business; no history of paying dividends or plans to pay dividends to our stockholders in the foreseeable future; provisions included in our charter documents to delay or prevent a change in control of our company; limitation of stockholders' ability to obtain a favorable judicial forum for disputes due to the exclusive forum provision in our restated certificate of incorporation and forum selection provision in our amended and restated bylaws; and limitation of our ability to utilize our federal net operating loss and tax credit carryforwards.

Risk Factors

Risks Related to Our Business

Disruptions in the worldwide economy, including an economic recession, downturn, periods of rising or high inflation or economic uncertainty, have adversely affected and may continue to adversely affect our business, results of operations and financial condition.

The global economy can be negatively impacted by a variety of factors such as the spread or fear of spread of contagious diseases (such as the COVID-19 pandemic, other pandemics, epidemics or other public health crises) in locations where our products are sold, man-made or natural disasters, severe weather, actual or threatened hostilities or war, terrorist activity, political unrest or uncertainties (including those resulting from the recent U.S. presidential and congressional elections), civil strife and other geopolitical uncertainty. Such adverse and uncertain economic conditions may impact distributor, retailer, foodservice and consumer demand for our products. For example, in connection with the war in Ukraine, governments in the U.S., U.K. and the EU have each imposed export controls on certain products and financial and economic sanctions on certain industry sectors and parties in Russia. In addition, the intensity, duration and economic effects of the conflict in Israel, Gaza and surrounding areas are difficult to predict. The uncertainty resulting from the military conflicts in Europe and the Middle East have given rise and may continue to give rise to increases in costs of goods and services, scarcity of certain ingredients, increased trade barriers or restrictions on global trade and may increase volatility in financial and capital markets, which may make it more difficult for us to raise additional capital. Further escalation of geopolitical tensions could have a broader impact that expands into other markets where we do business, which could adversely affect our business and/or our supply chain, our international subsidiaries, business partners or customers in the broader region, including potential destabilizing effects that such conflicts may pose for the European continent, the Middle East or the global oil and natural gas markets. In addition, our ability to manage normal commercial relationships with our suppliers, co-manufacturers, distributors, retailers, foodservice customers, consumers and creditors may suffer. Political environments, for example the recent change in administration in the U.S., may create uncertainty with respect to, and could result in additional changes in, legislation, regulation, international relations and government policy, or could result in possible civil unrest or other disturbances.

The United States has recently signaled its intention to change U.S. trade policy, including potentially renegotiating or terminating existing trade agreements and leveraging tariffs. For example, the current U.S. presidential administration recently announced the implementation of a 25% additional tariff on imports from Canada and Mexico and a 20% additional tariff on imports from China. In response to the U.S. tariffs, China, Canada and Mexico announced plans for their own tariffs on American products. If such increased or additional tariffs or other restrictions, quotas, embargoes, or safeguards are placed on goods imported into the United States, or any related counter-measures are taken by other countries, we may have to raise our prices or increase inventory levels, or find new sources of supply for products that we import. There is no assurance that we would be able to pass on any cost increases, in full or at all, to our customers, and/or we could lose customers in countries such as Canada due to anti-American sentiment, any of which could materially affect our revenue, gross margin and results of operations.

Any trade wars, through the implementation of tariffs or otherwise, or a government's adoption of "buy national" policies or retaliation by another government against such tariffs or policies may adversely affect our business, including by impacting (a) our supply chain for our operations as well as third parties with whom we do business, (b) negatively affecting the prices of and demand for the Company's products and (c) the macroeconomic markets at large. For example, we source substantially all of our pea protein and manufacture some of our products in Canada and such ingredients and products may be subject to tariffs upon import into the U.S., which may negatively impact prices and demand for our products. In addition, prices and demand for our products manufactured in the U.S. may also be negatively affected by trade wars.

We cannot predict future trade policy and regulations in the United States and other countries, the terms of any renegotiated trade agreements or treaties, or tariffs and their impact on our business. A trade war could have a significant adverse effect on world trade and the world economy. To the extent that trade tariffs and other restrictions imposed by the United States or other countries increase the price of, or limit the amount of, our products or raw materials used in our products imported into the United States or other countries, or create adverse tax consequences, the sales, cost or gross margin of our products may be adversely affected and the demand from our customers for products may be diminished. Uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending.

As global economic conditions continue to be volatile or uncertain and potential recessionary or inflationary pressures exist, trends in consumer discretionary spending also remain unpredictable and subject to changes. We have seen consumers shift purchases to lower-priced or other perceived value offerings during economic downturns as a result of various factors, including job losses, inflation, higher taxes, reduced access to credit, change in federal economic policy and recent international trade disputes. In particular, consumers have reduced the amount of plant-based food products that they purchase where there are conventional animal-based protein offerings, which generally have lower retail prices. In addition, consumers may choose to purchase private label products rather than branded products because they are generally less expensive. A decrease in consumer discretionary spending may also result in consumers reducing the frequency and amount spent on food prepared away from home. Distributors, retailers and foodservice customers have become more conservative in response to these conditions and have sought to reduce their inventories. Our results of operations depend upon, among other things, our ability to maintain and increase sales volume with our existing distributors, retailers and foodservice customers, our ability to attract new consumers, the financial condition of our consumers and our ability to provide products that appeal to consumers at the right price. Decreases in demand for our products without a corresponding decrease in costs has put downward pressure on gross margin and has negatively impacted, and may continue to negatively impact, our financial results. Prolonged unfavorable economic conditions or uncertainty would likely have an adverse effect on our sales and profitability.

We have a history of losses, and we may be unable to achieve or sustain profitability.

We have experienced net losses in almost every period since our inception. In 2024, 2023 and 2022, we incurred net losses of $160.3 million, $338.1 million and $366.1 million, respectively. Although we decreased our operating expenses year-over-year in 2024 and 2023, over time our operating expenses and capital expenditures may increase as we hire additional employees; support our strategic and other QSR customer relationships; innovate and commercialize products; build our brand, expand our marketing channels and drive consumer adoption of our products; optimize our production capacity through our own internal production facilities, domestically and abroad; continue building out our Campus Headquarters, including the timing and success of subleasing, assigning or otherwise transferring excess space or negotiating a partial lease termination at our Campus Headquarters on terms advantageous to us or at all; increase our customer base, supplier network and co-manufacturing partners; scale production across distribution channels; pursue geographic expansion; and enhance our technology and production capabilities. These efforts may prove more expensive than we anticipate, and we may not succeed in increasing our revenues and margins sufficiently to offset the anticipated higher expenses, particularly in light of some of the other challenges we face, for example prolonged, weakened demand within the plant-based meat category and broad macroeconomic headwinds. We incur significant expenses in developing our innovative products, building out our facilities, securing an adequate supply of raw materials, obtaining and storing ingredients and other products, and marketing the products we offer. In addition, many of our expenses, including some of the costs associated with our existing and any future manufacturing facilities, are fixed. Accordingly, we may not be able to successfully implement our long-term growth strategy or achieve or sustain profitability, and we may incur significant losses for the foreseeable future.

Weakness in the plant-based meat category, combined with our volume losses, has had a negative impact on our sales and profits.

Our operating environment continues to be negatively affected by several challenges, including, but not limited to, prolonged, weakened demand in the plant-based meat category overall, particularly in the refrigerated subsegment, among others, adverse changes in consumer taste and perceptions about plant-based meat, broad macroeconomic headwinds including elevated levels of inflation, higher interest rates, waning consumer confidence and potential recessionary concerns, and competitive activity in the plant-based meat category. Consumer demand for plant-based meat products has continued to decline in the U.S. and has softened in certain international markets.

Partly as a result of this weak demand, we have experienced volume losses and declines from historical levels, which has negatively impacted our sales and profitability. We expect that demand-related challenges will continue to have a negative impact on our sales and profitability and, as a result, our results of operations and financial condition, in the future, particularly if we are not able to continue reducing our costs quickly and significantly enough to offset the lost volume and attain and maintain a profitable customer and product sales mix. A continued decrease in consumer demand for plant-based meat, or a further prolonged decrease, would likely have a material adverse effect on our profits, business, financial condition and results of operations.

Our strategic initiatives to improve our cost structure could have long-term adverse effects on our business, and we may not realize the operational or financial benefits from such actions, including achieving and/or sustaining our profitability and financial performance objectives.

In November 2023, we initiated our Global Operations Review, which involves narrowing our commercial focus to certain anticipated growth opportunities, and accelerating activities that prioritize gross margin expansion and cash generation. These efforts have to date included, and may in the future include, the exit or discontinuation of select product lines such as Beyond Meat Jerky; changes to our pricing architecture within certain channels; cash-accretive inventory reduction initiatives; non-cash charges such as provision for excess and obsolete inventory and potential additional impairment charges, write-offs and disposals of fixed assets, and losses on sale and write-down of fixed assets; further optimization of our manufacturing capacity and real estate footprint; planned and future reductions in our workforce; and the planned suspension of our operational activities in China.

Our Global Operations Review, cost structure improvement measures, cost-reduction initiatives, workforce reductions, suspension of our operational activities in China, and the timing and success of reducing operating expenses and achieving and/or sustaining our profitability and financial performance objectives are subject to many risks and uncertainties. For example, the charges associated with our recent reductions-in-force may be greater than anticipated, and we may be unable to realize the contemplated benefits of any of the foregoing. Additionally, our ability to make progress toward reducing operating expenses and achieving and/or sustaining our profitability and financial performance objectives is dependent on a number of assumptions and uncertainties, including, without limitation, demand in the plant-based meat category and for our products, which has continued to decline; our ability to both raise capital and reduce costs and achieve and/or sustain positive gross margin; our ability to grow revenues and meet operating expense reduction targets, which may be subject to factors beyond our control; timing of capital expenditures; and our ability to monetize inventory and manage working capital. The other risks described in this report may also hinder our ability to implement our strategic initiatives. As a result, we cannot guarantee that we will achieve and/or sustain our profitability and financial performance objectives in the future, whether on our expected timelines, or at all.

We may also be subject to additional unexpected costs, negative impacts on our cash flows from operating activities, employee attrition and adverse effects on employee morale and potential failure to meet operational and growth targets due to the loss of employees, any of which may impair our ability to achieve anticipated results from our operations or otherwise adversely affect our business. Additionally, as we are operating our business with fewer employees, we face additional risk that we might not be able to execute on our strategic plans and product roadmap, which may have an adverse effect on our business, financial condition and operating results.

As we continue to identify areas of cost savings and operating efficiencies, we may consider implementing further measures to help streamline operations and improve cost efficiencies, which could result in the contraction of our business and the continued implementation of significant cost cutting measures such as further downsizing and exiting certain operations, including product lines, domestically and/or abroad. Any resource realignment, or decision to limit investment in or dispose of or otherwise exit or discontinue product lines or businesses, may result in loss of significant revenues and investments and/or the recording of charges, such as write-offs, further workforce reduction or restructuring costs, charges relating to consolidation of excess facilities or capacity underutilization, exit of co-manufacturing or other arrangements including risk of commercial disputes and other termination and exit costs, lease exit or other related costs, contract termination charges, or claims from third parties. Underutilization or cessation of our manufacturing facilities could adversely affect our gross margin and other operating results and we may be required to terminate or make penalty payments under certain supply chain arrangements, close or idle facilities, write down our long-lived assets, or shorten the useful lives and accelerate depreciation of our assets, which would increase our expenses. In addition, our strategic initiatives may not be adequate to support the long-term operations of our business, particularly under adverse circumstances. Furthermore, we may not be successful in implementing these initiatives or realizing our anticipated savings and efficiencies, including as a result of factors beyond our control. For example, we may not be able to build out or occupy the rest of the Campus Headquarters and are considering subleasing, assigning or otherwise transferring the unoccupied space, or negotiating a partial lease termination but may be unable to enter into or negotiate such an agreement or partial termination, which could have an adverse effect on our operating and financial results. An agreement to partially terminate, sublease, assign or otherwise transfer the unoccupied part of the Campus Headquarters would be subject to certain risks and uncertainties. For example, the agreement may not be completed on terms advantageous to us because the rental rate we receive under the agreement may not fully cover the rental rate we pay under the Campus Lease for the same space or our subtenants may fail to make lease payments, which may result in impairment charges for right-of-use assets and prepaid lease costs and could have a negative impact on our financial condition and results of operations. In addition, a partial termination of the lease could result in a penalty payment to exit the lease and non-cash write-off of prepaid lease costs, the amounts of which could be material and which could have a negative impact on our financial condition and results of operations.

If we are unable to realize the anticipated savings and efficiencies of our cost-reduction initiatives and related strategic initiatives, our operating and financial results would be adversely affected and could differ materially from our expectations.

If we fail to effectively optimize our manufacturing and production capacity, accurately forecast demand for our products or quickly respond to forecast changes, our business and operating results and our brand reputation could be harmed.

If we do not have sufficient capacity to meet our customers' demands and to satisfy increased demand, or are not able to streamline and optimize manufacturing capacity for specific products, we will need to expand our operations, supply and manufacturing capabilities. However, there is risk in our ability to effectively scale production processes, optimize manufacturing capacity for specific products and effectively manage our supply chain requirements. We must accurately forecast demand for each of our products and inventory needs in order to ensure we have adequate available manufacturing capacity for each such product and to ensure we are effectively managing our inventory. Our forecasts are based on multiple assumptions which may cause our estimates to be inaccurate and affect our ability to obtain adequate manufacturing capacity (whether our own manufacturing capacity or co-manufacturing capacity) and adequate inventory supply in order to meet the demand for our products, which could prevent us from meeting increased customer demand and harm our brand and our business and in some cases may result in fines or indemnification obligations we must pay customers or distributors if we are unable to fulfill orders placed by them in a timely manner or at all.

Consumer demand for plant-based meat products has continued to decline in the U.S. and has softened in certain international markets. For example, in 2024, our U.S. market and channels were negatively impacted by a continued decrease in demand in the category and for our products. If consumer demand for plant-based meats continues to decrease, or if any such decrease is further prolonged, demand for our products by our customers may also continue to decrease. Weakness in the category has had a material adverse effect on our business, financial condition and results of operations, and continued or worsening weakness would likely have a similar or greater effect, which would in turn make it difficult to accurately predict and forecast demand.

Furthermore, if we do not accurately align our manufacturing capabilities and inventory supply with demand, if we experience disruptions or delays in our supply chain, or if we cannot obtain raw materials of sufficient quantity and quality at reasonable prices and in a timely manner, our business, financial condition and results of operations may be materially adversely affected.

We may not be able to utilize our capacity efficiently or accurately plan our capacity requirements, which may adversely affect our gross margin, business and operating results.

If we overestimate our demand and overbuild our capacity or inventory, as we have done in certain periods in the past, we may have significantly underutilized assets. Underutilization of our manufacturing and/or co-manufacturing facilities can adversely affect our gross margin and other operating results. If demand for our products experiences a prolonged decrease, we may be required to terminate or make penalty payments under certain supply chain arrangements, close or idle facilities, write down our long-lived assets, or shorten the useful lives and accelerate depreciation of our assets, which would increase our expenses. For example, in 2023 and 2022, lower than anticipated revenues negatively impacted our capacity utilization, which resulted in the Company incurring underutilization fees and termination fees that were required in order to exit certain supply chain arrangements.

If demand does not materialize at the rate forecasted, we may not be able to scale back our manufacturing expenses or overhead costs quickly enough to correspond to the lower than expected demand. This could result in lower margins and adversely impact our business and results of operations. Additionally, if product demand continues to decrease or stays flat or we fail to forecast demand accurately, our results may be adversely impacted due to higher costs resulting from lower manufacturing utilization, causing higher fixed costs per unit produced. Further we may be required to recognize excess or obsolete inventory write-off charges, or excess capacity charges. We routinely monitor and recognize excess or obsolete inventory write-off charges when appropriate, which has negatively impacted our results of operations. For example, in 2023, we recorded incremental provision for excess and obsolete inventory in the amount of $38.0 million primarily arising from our Global Operations Review.

If we are unable to sell our inventory in a timely manner, it could become obsolete, which could require us to write-down or write-off obsolete inventory, which could harm our operating results.

There is a risk that we may be unable to sell our inventory in a timely manner to avoid it becoming obsolete. If we are required to substantially discount our inventory or are unable to sell our inventory in a timely manner, we would be required to increase our inventory provision or write-off obsolete inventory and our operating results could be substantially harmed. Alternatively, we may be required to mark down certain products to sell any excess inventory or to sell such inventory through liquidation channels at significantly lower prices, which would negatively impact our business and operating results. For example, in the years ended December 31, 2023 and 2022, our net revenues were negatively impacted by strategic promotional discounts and our gross profit was negatively impacted by write-down of inventory, among other factors, which increased costs per pound.

Our ability to accurately forecast our future results of operations is subject to many risks and uncertainties and our operating and financial results could differ materially from our expectations.

Our ability to accurately forecast our future results of operations is limited by and dependent on a number of risks and uncertainties, including those described in this report. Our historical revenue growth should not be considered indicative of our future performance. Our revenue growth has declined and could continue to decline or slow for a number of reasons, including but not limited to weak demand in the plant-based meat category and for our products, other macroeconomic factors such as high inflation, higher interest rates and potential recessionary concerns, reduced consumer confidence and changes in consumer preferences or spending and competitive activity from our market competitors and new market entrants. In fact, net revenues decreased to $326.5 million in the year ended December 31, 2024 from $343.4 million in the prior year, representing a 4.9% decrease. If we are unable to execute our cost-down initiatives, we may not be able to compete effectively in our market and demand for our products may continue to slow, either of which could continue to adversely affect our revenues and margins. If our assumptions regarding these risks and uncertainties and our future revenue generation are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.

From time to time, we may release earnings guidance, financial goals or other forward-looking statements in our earnings releases, earnings conference calls or otherwise regarding our future performance that represent our management's estimates as of the date of the release. Some or all of the assumptions of any future guidance or financial goals that we furnish may not materialize or may vary significantly from actual future results. For example, our ability to make progress toward reducing operating expenses and achieving and/or sustaining our profitability and financial performance objectives is dependent on a number of assumptions and uncertainties, including, without limitation, demand in the plant-based meat category and for our products, which has continued to decline; our ability to both raise capital and reduce costs and achieve and/or sustain positive gross margin; our ability to grow revenues and meet operating expense reduction targets, which may be subject to factors beyond our control; timing of capital expenditures; and our ability to monetize inventory and manage working capital. The other risks described in this report may also cause our actual future results to differ.

We estimate market opportunity and forecast market growth that may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Our estimates of market opportunity and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. The factors that go into the calculation of our market opportunity are subject to change over time and may be variable or inaccurate and may be affected by increasing competition from our market competitors and new market entrants. Any expansion in our market depends on a number of factors, including the cost and perceived value associated with our products and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecast, our business could fail to grow at the rate we anticipate, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Because we rely on a limited number of third party suppliers, we may not be able to obtain raw materials on a timely basis or in sufficient quantities at competitive prices to produce our products or meet the demand for our products.

We rely on a limited number of vendors, a portion of whom are located internationally, to supply us with raw materials. In some instances, we purchase raw materials from a single source and may be at an increased risk for supply disruptions. Our financial performance depends in large part on our ability to arrange for the purchase of raw materials in sufficient quantities at competitive prices. We have entered into a multi-year sales agreement for plant-based protein with one of our pea protein suppliers pursuant to which we are required to purchase specified minimum monthly and semi-annual quantities through the term. Aside from this agreement and a few select others, we are not assured of continued supply or pricing of raw materials. For example, we do not currently have a long-term supply agreement for avocado oil. Any of our other suppliers could discontinue or seek to alter their relationship with us. We have in the past experienced interruptions in the supply of pea protein from one supplier that resulted in delays in delivery to us. We could experience similar delays in the future from any of our suppliers. Any disruption in the supply of pea protein or other raw materials, such as avocado oil, may have a material adverse effect on our business if we do not have sufficient stocks on hand or if we cannot replace these suppliers in a timely manner, on commercially reasonable terms, or at all.

In addition, our pea protein suppliers manufacture their products at a limited number of facilities. A natural disaster, severe weather, fire, power interruption, work stoppage or other calamity affecting any of these facilities, or any interruption in their operations, could negatively impact our ability to obtain required quantities of pea protein in a timely manner, or at all, which could materially reduce our product sales and net revenues, and have a material adverse effect on our business and financial condition.

The markets for some of the ingredients we use, such as avocado oil, may be particularly volatile due to factors such as limited supply sources, crop yield, seasonal shifts, climate conditions, industry demand, including as a result of food safety concerns, product recalls and government regulations.

Events that adversely affect our suppliers of pea protein and other raw materials, such as avocado oil, could impair our ability to obtain raw material inventory in the quantities at competitive prices that we desire. Such events include problems with our suppliers' businesses, finances, labor relations and/or shortages, strikes or other labor unrest, ability to import raw materials, product quality issues, costs, production, insurance and reputation, as well as local economic and political conditions, restrictive U.S. and foreign governmental actions, such as restrictions on transfers of funds and trade protection measures, including export/import duties and quotas and customs duties and tariffs, adverse fluctuations in foreign currency exchange rates, changes in legal or regulatory requirements, border closures, disease outbreaks or pandemics (such as COVID-19), acts of war, terrorism, natural disasters, fires, earthquakes, flooding, severe weather, agricultural diseases or other catastrophic occurrences. For example, substantially all of our pea protein is sourced from Canada. In February 2025, the United States announced additional tariffs on imports from Canada. Any imposition or increase in tariffs on Canadian imports into the United States could potentially lead to increased costs and potential supply chain disruptions for this ingredient. We continuously seek alternative sources of protein to use in our products, but we may not be successful in diversifying the raw materials we use in our products.

If we need to replace an existing supplier, there can be no assurance that supplies of raw materials will be available when required on acceptable terms, or at all, or that a new supplier would allocate sufficient capacity to us in order to meet our requirements, fill our orders in a timely manner or meet our strict quality standards.

In 2023, we began sourcing avocado oil. Avocado oil is a globally sourced ingredient, however, if we are unable to source avocado oil from preferred regions or suppliers, we may need to diversify our sourcing, which may result in adverse impacts on cost, quality or other aspects of our products or business. There are also increasing expectations that companies monitor and address aspects of the environmental, social and geographic provenance of their products, including inputs from their supply chain.

If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, we may not be able to fulfill customer orders, our operating costs could increase and our profit margins could decrease.

Disruptions to our supply chain could have a material adverse effect on our operating and financial results.

Our ability to make, move and sell products in coordination with our suppliers, co-manufacturers and distributors is critical to our success. Damage or disruption to our collective supply, manufacturing or distribution capabilities resulting from severe weather, fires or evacuations related thereto, natural disasters, including climate-related events, pandemics (such as the COVID-19 pandemic) or other outbreaks of contagious diseases, agricultural diseases, cyber incidents, security breaches, system failures, terrorism, governmental restrictions or mandates, political instability, trade restrictions, import restrictions, border closures, freight carrier availability, labor shortages, strikes or other labor unrest, the financial or operational instability of key suppliers and carriers, disruptions, repairs or enhancements at facilities manufacturing or delivering our products or other reasons have, in the past, impaired and could, in the future, impair our ability to source inputs or manufacture, sell or timely deliver our products. To the extent we are unable to mitigate the likelihood or potential impact of such events, there could be a material adverse effect on our operating and financial results.

Additionally, there are increasing expectations in various jurisdictions that companies monitor the environmental and social performance of their suppliers, including compliance with a variety of labor practices, as well as consider a wider range of potential environmental and social matters, including the end of life considerations for products. Compliance can be costly, require us to establish or augment programs to diligence or monitor our suppliers, or, in the case of legislation such as the Uyghur Forced Labor Prevention Act, to design supply chains to avoid certain suppliers or regions altogether. Failure to comply with such regulations can result in fines, reputational damage, import ineligibility for certain products or raw materials, or otherwise adversely impact our business.

Inflationary price pressures of raw materials, labor, transportation, fuel or other inputs used by us and our suppliers, including the effects of higher interest rates, has negatively impacted, and could continue to negatively impact, our business and results of operations.

Our operating environment has been impacted by inflation and higher interest rates. Increases in the price of raw materials, labor, wages, energy or other inputs that we or our suppliers use in manufacturing and supplying products, along with logistics, transportation, shipping, fuel and other related costs, has led to higher production and shipping costs for our products. Increases in the cost of inputs to our production has led to higher costs for our products in our foodservice and retail channels and has negatively impacted and may continue to negatively impact our operating results and future profitability. General inflation, including rising energy prices, interest rates and wages, currency volatility and monetary, fiscal and policy interventions by national or regional governments in reaction to such events could continue to have negative impacts on our business by increasing our operating costs and our borrowing costs as well as decreasing the capital available for our customers to purchase our products. Increased borrowing costs faced by our customers could result in decreased demand for our products. The impact of inflation could also continue to reduce consumer confidence and decrease consumer discretionary spending, including spending to purchase our products, and negatively affect trends in consumer purchasing patterns due to changes in consumers' disposable income, credit availability and debt levels. The impact of high inflation and the plant-based meat sector's premium pricing relative to animal protein have caused and could continue to cause consumers to trade down into cheaper forms of protein, including animal meat, beans and other non-animal meat protein sources.

Our future business, results of operations and financial condition may be adversely affected by reduced or limited availability of plant-based protein or avocado oil that meets our standards.

Our ability to ensure a continuing supply of ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow certain crops such as European and North American yellow peas, other plant-based proteins and avocados, the vagaries of these farming businesses (including poor harvests impacting the quality of the peas grown), changes in national and world economic conditions, including as a result of COVID-19 or the outbreak of hostilities or war, tariffs and our ability to forecast our ingredient requirements. The high-quality ingredients used in many of our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilence. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of, or increase the price of, quality ingredients. In addition, we purchase some ingredients and other materials offshore, and the price and availability of such ingredients and materials may be affected by political events or other conditions in these countries or tariffs, trade wars or the outbreak of hostilities or war. We also compete with other food producers in the procurement of ingredients, and this competition may increase in the future if consumer demand for plant-based meat products increases. If supplies of quality ingredients are reduced or there is greater demand for such ingredients from us and others, we may not be able to obtain sufficient supply that meets our strict quality standards on favorable terms, or at all, which could impact our ability to supply products and may adversely affect our business, results of operations and financial condition.

We rely on a limited number of distributors, and if we experience the loss of one or more distributors and cannot replace them in a timely manner, our results of operations may be adversely affected.

Many retailers and foodservice providers purchase our products through distributors who purchase, store, sell, and deliver our products to retailers and foodservice providers. In each of 2024, 2023 and 2022, DOT accounted for approximately 12% of our gross revenues. Since these distributors act as intermediaries between us and the retailers and foodservice providers, we do not have short-term or long-term commitments or minimum purchase volumes in our contracts with them that ensure future sales of our products. If we lose one or more of our distributors and cannot replace the distributor in a timely manner or at all, our business, results of operation and financial condition may be materially adversely affected.

If we fail to cost-effectively acquire new customers or retain our existing customers, or if we fail to derive revenue from our existing customers consistent with our historical performance, our business could be materially adversely affected.

Our success, and our ability to increase revenues and operate profitably, depends in part on our ability to cost-effectively acquire new customers, to retain existing customers, and to keep existing customers engaged so that they continue to purchase products from us. We intend to continue efforts to expand our number of retail and foodservice customers, both in the United States and internationally, as part of our long-term growth strategy. This may require us to provide marketing and other financial incentives to our customers to assist in the promotion of our products. Such additional incentives could have a negative impact on gross margin and may not necessarily result in increased sales. In addition, foodservice customers will often initially add certain of our product offerings to their menus at limited locations and/or on a limited test basis, after which time these customers may choose to no longer offer our products or may ultimately scale back subsequent expansions. If we fail to attract and retain new customers, or retain our existing customers—some of whom we do not have written contracts with—our business, financial condition and results of operations could be materially adversely affected. In addition, timing of retail shelf resets are not within our control, and to the extent retail customers change the timing of such events, reduce our in store-displays, are out of stock of our products or are not able to restock our products effectively, sales of our products may be impaired and negatively impact our revenues.

Further, if customers do not perceive our product offerings to be of sufficient value and quality, or if we fail to offer new and relevant product offerings at a competitive price, we may not be able to attract or retain customers or engage existing customers so that they continue to purchase products from us. We may lose customers to our competitors if they offer superior products to ours, if we are unable to compete on the basis of value and taste, if we are unable to meet customers' orders in a timely manner, or if we are unable to identify and execute cost-down initiatives intended to achieve more competitive pricing over time. The loss of any large customer or the reduction of purchasing levels or the cancellation of business from such customers could have a material adverse impact on our business.

Consolidation of customers or the loss of a significant customer could negatively impact our sales and profitability.

Supermarkets in North America and the European Union have generally consolidated over time. This consolidation has produced larger, more sophisticated organizations with increased negotiating and buying power that are able to resist price increases, as well as operate with lower inventories, decrease the number of brands that they carry and increase their emphasis on private label products, all of which could negatively impact our business. The consolidation of retail customers also increases the risk that a significant adverse impact on their business could have a corresponding material adverse impact on our business. The loss of any large customer, the reduction of purchasing levels or the cancellation of any business from a large customer for an extended length of time could negatively impact our sales and profitability.

Furthermore, as retailers consolidate, they may reduce the number of branded products they offer in order to accommodate private label products and generate more competitive terms from branded suppliers competing for limited retailer shelf space. A retailer may take actions that affect us for reasons that we cannot always anticipate or control, such as their financial condition, changes in their business strategy or operations, the introduction of competing products, pricing and promotions, shelf reset timing and activity, reduced in store-displays, timing of product restocking or the perceived quality of our products. Despite operating in different channels, our retailers sometimes compete for the same consumers as our foodservice channel. Because of actual or perceived conflicts resulting from this competition, retailers may take actions that negatively affect us.

Loss of one or more of our co-manufacturers or our failure to timely identify and establish relationships with new co-manufacturers could harm our business and impede our growth.

A significant amount of our revenue is derived from products manufactured at manufacturing facilities owned and operated by our co-manufacturers, a portion of which are located internationally. Any of the co-manufacturers with whom we do not have a written contract could seek to alter or terminate its relationship with us at any time, leaving us with periods during which we have limited or no ability to manufacture our products. If we need to replace a co-manufacturer, there can be no assurance that additional capacity will be available when required on acceptable terms, or at all.

If any of our co-manufacturers fail to comply with food safety, environmental, health and safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted and our business and reputation could be harmed. An interruption in, or the loss of operations at, one or more of our co-manufacturing facilities, which may be caused by work stoppages, labor shortages, strikes or other labor unrest, production disruptions, product quality or safety issues, local economic and political conditions, restrictive governmental actions, border closures, disease outbreaks or pandemics (such as COVID-19), the outbreak of hostilities, acts of war, terrorism, fire, earthquakes, severe weather, flooding or other natural disasters at one or more of these facilities, could delay, postpone or reduce production of some of our products, which could have a material adverse effect on our business, results of operations and financial condition until such time as such interruption is resolved or an alternate source of production is secured.

We believe there are a limited number of competent, high-quality co-manufacturers in the industry that meet our strict quality and control standards, and as we seek to continue to obtain additional or alternative co-manufacturing arrangements in the future, there can be no assurance that we will be able to do so on satisfactory terms, in a timely manner, or at all. The loss of one or more co-manufacturers, any disruption or delay at a co-manufacturer or any failure to identify and engage co-manufacturers for new products, product extensions and expanded operations, including internationally, could delay, postpone or reduce production of our products, which could have a material adverse effect on our business, results of operations and financial condition.

Any damage or disruption at our domestic or international manufacturing facilities may harm our business.

We have internal manufacturing facilities in the United States, China and the Netherlands to produce our woven proteins and our finished goods. A natural disaster, severe weather, fire, power interruption, work stoppage, labor shortages, strikes or other labor unrest, border closures, restrictive governmental actions, outbreaks of pandemics or contagious diseases (such as COVID-19) or other calamity at any of these facilities would significantly disrupt our ability to deliver our products and operate our business. If any material amount of our machinery or inventory were damaged, we would be unable to meet our contractual obligations and cannot predict when, if at all, we could replace or repair such machinery, which could materially adversely affect our business, financial condition and operating results.

Our business could be adversely affected by a workplace accident or safety incident.

Our manufacturing processes and related activities could expose us to significant personal injury claims that could subject us to substantial liability. Specifically, our inability to anticipate or preempt potential workplace hazards, create safe working environments or timely adapt to changing requirements around maintaining a safe workplace could result in employee illness, accidents or other safety incidents. A failure to properly train our employees regarding, or respond appropriately and in a timely manner to, any such illness, accident or safety incident could have a material adverse effect on our business, financial condition, results of operation and reputation. While we maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate to cover fully all claims, and we may be forced to bear substantial losses from an accident or safety incident resulting from our manufacturing activities.

We may not successfully ramp up operations at our internal manufacturing facilities or these facilities may not operate in accordance with our expectations. Moreover, we face competition for employees and may be unable to hire and retain employees at these facilities.

Since June 2018, we have acquired internal manufacturing facilities by purchase or lease in the United States, China and the Netherlands. Any substantial delay in bringing these facilities up to full production on our current schedule may hinder our ability to produce all of the product needed to meet orders and/or achieve our expected financial performance. Opening, maintaining and operating these facilities has required, and will continue to require, additional capital expenditures and the efforts and attention of our management and other personnel, which has and will continue to divert resources from our existing business or operations. These efforts may prove more expensive than we anticipate, and we may not succeed in increasing our revenues and margins sufficiently to offset the anticipated higher expenses. Additionally, our inability to hire and retain skilled employees at these facilities will severely hamper our expansion plans, product development and manufacturing efforts. The unemployment rate in the Columbia, Missouri market and the Devault, Pennsylvania market were both 2.4% as of December 2024 and labor market conditions remain relatively tight. As a result, we currently rely on temporary workers in addition to full-time employees, and in the future, we may be unable to attract and retain employees with the skills we require, which could impact our ability to expand our operations. Even if our facilities are brought up to full production according to our current schedule, it may not provide us with all of the operational and financial benefits we expect to receive.

Our facilities and the manufacturing equipment we use to produce our products is costly to replace or repair and may require substantial lead-time to do so. For example, our estimate of throughput or our extrusion capacity may be impacted by disruption from extruder lead-in time, calibration, maintenance and unexpected delays. In addition, our ability to procure new extruders may face more lengthy lead times than is typical. We may also not be able to find suitable alternatives with co-manufacturers to replace the output from such equipment on a timely basis and at a reasonable cost. In the future, we may also experience plant shutdowns or periods of reduced production because of regulatory issues, equipment failure, delays in raw material deliveries, food safety incidents or other adverse events. Any such disruption or unanticipated event may cause significant interruptions or delays in our business and the reduction or loss of inventory may render us unable to fulfill customer orders in a timely manner, or at all. As part of our cost-reduction initiatives and our goal of reducing operating expenses, we intend to leverage our existing production infrastructure to meet demand for our products. As a result, if any of our production lines is disrupted, the foregoing risks are likely to be exacerbated. We have property and business disruption insurance in place for all of our internal manufacturing facilities; however, such insurance coverage may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

We may face difficulties as we expand our operations in other countries, including into those in which we have no prior operating experience.

We intend to continue to expand our geographic presence and enter into new markets as part of our long-term growth strategy. To the extent that such geographic expansion eventually requires the establishment of new manufacturing operations in the respective local regions, we could face various challenges. International operations involve a number of risks, including labor shortages, strikes or other labor unrest, border closures, restrictive governmental actions, foreign regulatory compliance, tariffs, taxes and exchange controls, economic downturns, inflation, foreign currency fluctuations, uncertainty in financial markets and banking systems, and political and social instability in the countries in which we operate. Expansion may involve expanding into countries other than those in which we currently operate. It may also involve expanding into less developed countries, which may have less political, social or economic stability and less developed infrastructure and legal systems. In addition, it may be difficult for us to understand and accurately predict taste preferences and purchasing habits of consumers in these new geographic markets. It is costly to establish, develop and maintain international operations and develop and promote our brands in international markets. As we expand our business into other countries, we may encounter regulatory, legal, personnel, technological and other difficulties that increase our expenses and/or delay our ability to become profitable in such countries, which may have a material adverse effect on our business and brand.

Our revenue growth rate has fluctuated in recent periods and may continue to slow or decline in the future.

Since 2022, our revenue growth and revenues have slowed or declined, with periods of negative growth, and may continue to slow or decline further in future periods due to a number of potential factors, including without limitation, macroeconomic issues including inflation and higher interest rates, recessionary concerns, and potential impacts on consumer and customer behavior, and demand levels, increasing competition, market saturation, slowing demand for our offerings, prolonged weakness in the plant-based meat category, increasing regulatory costs and challenges and failure to capitalize on growth opportunities.

Our revenues and earnings may fluctuate as a result of our promotional activities.

We routinely offer sales discounts and promotions through various programs to customers and consumers which may result in reduced margins. These programs include rebates, temporary on-shelf price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. In addition, we have made changes in our pricing architecture including price increases of certain of our products in our U.S. retail and foodservice channels, and may in the future make changes, which may have a negative impact on our net revenues, gross profit, gross margin and profitability, impacting period-over-period results. We continue to face increasing competition across all channels, and expect that trend to continue, especially as additional plant-based meat product brands continue to enter the marketplace and if consumers continue to trade down among proteins in the context of significant inflationary pressure. Moving forward we expect to continue to invest in promotional discounting to address the current consumer trend with more targeted key selling period activations that we expect will allow us to scale back overall trade spending and continue to build brand awareness and increase consumer trials of our products. Although these actions are intended to build brand awareness and increase consumer trials of our products, they have had and are likely to continue to have a negative impact on our net revenues, gross profit, gross margin and profitability, impacting period-over-period results.

Fluctuations in our results of operations for our second and third quarters may impact, and may have a disproportionate effect on our overall financial condition and results of operations.

Our business is subject to seasonal fluctuations that may have a disproportionate effect on our results of operations. Generally, we expect to experience greater demand for certain of our products during the U.S. summer grilling season. In 2024, 2023 and 2022, U.S. retail channel net revenues during the second quarter were 21%, 10% and 16% higher than the first quarter, respectively. While we expected to continue to see additional seasonality effects in 2024, as compared to 2023, we saw more muted effects from seasonality in the third quarter of 2024 as compared to the prior-year periods and the second quarter of 2024, reflecting, in part, pricing actions in our U.S. retail and foodservice channels. In general, any historical effects of seasonality have been more pronounced within our U.S. retail channel, with revenue contribution from this channel generally tending to be greater in the second and third quarters of the year, driven by increased levels of grilling activity, higher levels of purchasing by customers ahead of holidays, the impact of customer shelf reset activity and the timing of product restocking by our retail customers. Any factors that harm our second and third quarter operating results, including disruptions in our supply chain, adverse weather or unfavorable economic conditions, may have a disproportionate effect on our results of operations for the entire year. In an environment of heightened uncertainty from potential recessionary and inflationary pressures, prolonged weakness in the plant-based meat category, competition and other factors impacting our business, we are unable to assess the ultimate impact on the demand for our products as a result of seasonality.

Historical results are not indicative of future results.

Historical quarter-to-quarter and period-over-period comparisons of our sales and operating results are not necessarily indicative of future quarter-to-quarter and period-over-period results. You should not rely on the results of a single quarter or period as an indication of our annual results or our future performance.

Failure by our transportation providers to deliver our products on time, or at all, could result in lost sales.

We currently rely upon third party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, employee strikes, disease outbreaks or pandemics (such as COVID-19) and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs, if at all. We periodically change shipping companies, and we could face logistical difficulties that could adversely affect deliveries. In addition, we could incur costs and expend resources in connection with such change. Moreover, we may not be able to obtain terms as favorable as those we receive from the third party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our operating results.

We have undergone, and may continue to experience, changes to our executive leadership team and senior management, and if we are unable to integrate new members of our executive leadership team or senior management, or if we fail to retain members of our executive leadership team and senior management, our business and operations may be adversely affected.

Our success is substantially dependent on the continued service of certain members of our senior management, including Ethan Brown, our Founder, President and Chief Executive Officer. These executives have been primarily responsible for determining the strategic direction of our business and for executing our growth strategy and are integral to our brand, culture and the reputation we enjoy with suppliers, co-manufacturers, distributors, customers and consumers. The loss of the services of any of these executives could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace them on a timely basis, if at all. In addition, any such departure could be viewed in a negative light by investors and analysts, which may cause the price of our common stock to decline. We do not currently carry key-person life insurance for our senior executives.

From time to time, there may be changes in our executive leadership team and senior management as a result of the hiring, departure or realignment of key personnel, and such changes may impact our business. Over the last few years, we have had several changes to our executive leadership team and senior management, including as a result of organizational changes based on cost-reduction initiatives. Any significant leadership change or senior management transition involves inherent risk and any failure to ensure the timely and suitable replacement and a smooth transition could hinder our strategic planning, business execution and future performance. In particular, these or any future leadership transitions may result in a loss of personnel with deep institutional or technical knowledge and changes in business strategy or objectives and have the potential to disrupt our operations and relationships with employees and customers due to added costs, operational inefficiencies, changes in strategy, decreased employee morale and productivity, and increased turnover. If we are unable to successfully integrate new executive leadership team members and senior management, our operations may be adversely affected and we may not be able to achieve our operating objectives.

If we are unable to attract, train and retain employees or maintain our company culture, we may not be able to grow or successfully operate our business.

Our success depends in part upon our ability to attract, train and retain a sufficient number of employees who understand and appreciate our culture and can represent our brand effectively and establish credibility with our business partners, customers and consumers. We believe a critical component of our success has been our company culture and long-standing core values. We have invested substantial time and resources in building our team. If we are unable to hire and retain employees capable of meeting our business needs and expectations, or if we fail to preserve our company culture among a larger number of employees dispersed in various geographic regions, our business and brand image may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our employees or key personnel changes may adversely affect our business, results of operations and financial condition.

In 2023, we reduced our workforce by approximately 65 employees, representing approximately 19% of our global non-production workforce (or approximately 8% of our total global workforce). On February 24, 2025, our board of directors approved a plan to reduce our workforce in North America and the EU by approximately 44 employees, representing approximately 17% of our global non-production workforce (or approximately 6% of our total global workforce). In addition, as part of our Global Operations Review, on February 24, 2025, our board of directors approved a plan to suspend our current operational activities in China, which are estimated to cease by the end of the second quarter of 2025. As part of this plan, we are reducing our workforce in China by approximately 20 employees, representing approximately 95% of our China workforce (or approximately 3% of our total global workforce). Any similar reductions in force may adversely affect employee morale, our culture and our ability to attract and retain critical employees. They may also negatively impact our ability to pursue new initiatives due to insufficient resources and personnel. We may be unsuccessful in distributing duties and obligations of impacted employees among the remaining employees. We also may not realize the anticipated benefits and cost savings of any reductions in force and may suffer unintended consequences, such as the loss of institutional knowledge, higher than expected employee turnover and significant disruptions in our day-to-day operations. If we are unable to realize the expected operational efficiencies or cost savings from the reductions in force, or if we experience significant adverse consequences as a result, our business, financial conditions and results of operations may be adversely affected. See Note 15, *Subsequent Events,* to the Notes to Consolidated Financial Statements included elsewhere in this report.

Some of our international employees are employed by professional employer organizations.

Our human resources, payroll and employee benefits functions are not performed by a professional employer organization ("PEO") for employees in the United States, although we contract with non-U.S. PEOs to perform the same functions for the majority of our employees outside the United States. Although we recruit and select our workers, each of these workers is also an employee of record of the relevant non-U.S. PEO. As a result, these workers are compensated through the relevant PEO, are governed by the work policies created by the relevant PEO and receive their annual wage statements and other payroll or labor related reports from the relevant PEO (e.g., T-4s for employees in Canada). This relationship permits management to focus on operations and profitability rather than payroll administration, but this relationship also exposes us to some risks. Among other risks, if any of the non-U.S. PEOs fail to adequately withhold or pay employer taxes or to comply with applicable laws, we may be held liable for such violations notwithstanding any indemnification provisions with the non-U.S. PEOs. In certain non-U.S. jurisdictions, the worker may be deemed a direct employee and the potential liability for any non-compliance with applicable laws increases depending on whether a company has an entity or other corporate presence in the country, among other factors set forth under applicable local laws.

Court and administrative proceedings related to matters of employment tax, labor law and other laws applicable to PEO arrangements could distract management from our business and cause us to incur significant expense. If we were held liable for violations by PEOs, such amounts may adversely affect our profitability and could negatively affect our business and results of operations.

An interruption in services provided by third party service providers could adversely affect our business operations.

We depend on a limited number of third party service providers for the performance of several of our business operations, including payroll and human capital management services. If any of these third party providers were to experience significant interruptions in their business operations, terminate their agreements with the Company, or fail to perform the services required under the terms of our contracts with them, our business operations could be materially and adversely affected for an indefinite period of time. There can be no assurance that we would be able to locate alternative providers of such services, or that we could do so at economical rates.

Future acquisitions or investments could disrupt our business and harm our financial condition.

In the future, we may pursue acquisitions or investments that we believe will help us achieve our strategic objectives. We may not be able to find suitable acquisition candidates, and even if we do, we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately achieve our goals or realize the anticipated benefits. The pursuit of acquisitions and any integration process will require significant time and resources and could divert management time and focus from operation of our then-existing business, and we may not be able to manage the process successfully. Any acquisitions we complete could be viewed negatively by our customers or consumers. An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures, including disrupting our ongoing operations and subjecting us to additional liabilities, increasing our expenses, and adversely impacting our business, financial condition and operating results. Moreover, we may be exposed to unknown liabilities related to the acquired company or product, and the anticipated benefits of any acquisition, investment or business relationship may not be realized if, for example, we fail to successfully integrate such acquisition into our company. To pay for any such acquisitions, we would have to use cash, incur debt, or issue debt or equity securities, each of which may affect our financial condition or the value of our common stock and could result in dilution to our stockholders. If we incur more debt it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to manage our operations. Our acquisition strategy could require significant management attention, disrupt our business and harm our business, financial condition and results of operations.

Our business and reputation could be negatively impacted by ESG matters and/or our reporting of such matters.

There is an increased focus from lawmakers, regulators, investors, customers, employees and other stakeholders on corporate ESG practices, including climate change and human capital, and related ESG disclosure requirements. Expectations regarding ESG initiatives and disclosures may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition or results of operations. In addition, standards for tracking and reporting ESG matters continue to evolve, and our business may be impacted by new laws, regulations or investor criteria in the U.S., Europe and around the world related to ESG. These legal and regulatory requirements, as well as investor expectations related to ESG practices and disclosures are subject to change, can be unpredictable, and may be difficult and expensive for us to comply with.

While we may at times engage in voluntary initiatives (such as voluntary disclosures, certifications or goals, among others) to improve the ESG profile of our company and/or products, such initiatives may be costly and may not have the desired effect. Expectations around the Company's management of ESG matters continues to evolve rapidly, in many instances due to factors that are out of our control. For example, we may not ultimately be able to complete certain goals or initiatives, either on the timelines originally anticipated or at all, due to technical, cost or other factors, which may be in or out of our control. Many ESG initiatives leverage methodologies, standards and data that are complex and continue to evolve. As with other companies, our approach to such matters also evolves, and we cannot guarantee that our approach will align with the expectations or preferences of any particular stakeholder. Moreover, various stakeholders (as well as third party ratings or benchmarks that they may use) have different, and at times conflicting, expectations, which increases the risk that any action may be deemed insufficient or inappropriate by some stakeholders. Any failure to successfully navigate such expectations may result in reputational harm, loss of customers or employees, regulatory or investor engagement, or other adverse impacts on our business. We may be especially subject to scrutiny on such matters given efforts to portray our operations and products as a more sustainable and conscientious alternative to certain competitor products.

Increasing governmental and societal attention to ESG matters, including expanding mandatory and voluntary reporting, diligence and disclosure on topics such as climate change, human capital, labor and risk oversight, could also expand the nature, scope and complexity of matters that we are required to control, assess and report. For example, to the extent ESG matters negatively impact our reputation, it may also impede our ability to compete as effectively to attract and retain employees, customers, or business partners, which may adversely impact our operations. As another example, various policymakers, including the State of California and the European Union, among others, have adopted (or are considering adopting) requirements for companies to undertake various actions, including disclosures, on climate- or other ESG-related matters. These requirements are not uniform and may not be interpreted or applied uniformly, which may increase the cost and complexity of compliance and any associated risks. Moreover, some policymakers have sought to constrain companies' consideration of various ESG matters. Such regulatory scrutiny on ESG matters, along with other stakeholder expectations, may enhance any of the risks discussed in this risk factor. If we do not successfully manage and address stakeholder expectations and standards in connection with our ESG initiatives, including any changes in legal requirements or interpretations thereof, our business and reputation could be negatively impacted and our share price and access to/cost of capital could be materially and adversely affected. Additionally, many of our customers and suppliers may be subject to similar expectations, which may augment or create additional risks, including risks that may not be known to us.

The Company is subject to accounting estimate risks.

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make significant estimates that affect the financial statements. Estimates are made at specific points in time and based on facts, historical experience and various other factors believed to be reasonable under the circumstances at such time. For example, during the first quarter of 2023, we completed a reassessment of the useful lives of our large manufacturing and research and development equipment, and determined that we should increase the estimated useful lives from a range 5 to 10 years to a uniform 10 years. The timing of this reassessment was based on a combination of factors accumulating over time, including historical useful life information and changes in our planned use of the equipment that provided us with updated information that allowed us to make a better estimate of the economic lives of such equipment.

This was accounted for as a change in accounting estimate and was made on a prospective basis effective January 1, 2023. If actual results differ from our judgments and assumptions, then it may have a material, adverse impact on our results of operations and cash flows. This change in accounting estimate decreased depreciation expense for 2023 by $21.0 million, impacting cost of goods sold and research and development expenses by $19.0 million and $2.0 million, respectively, and decreased both basic and diluted net loss per share available to common stockholders for 2023 by $0.33.

Any changes in estimates, judgments and assumptions used in the preparation of financial statements in accordance with GAAP or any future impairment charges could have a material adverse effect on our business, financial position and operating results.

The preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities, revenues and expenses. This includes estimates, judgments and assumptions for assessing the recoverability of our assets, pursuant to Financial Accounting Standards Board issued authoritative guidance. If any estimates, judgments or assumptions change in the future, the Company may be required to record additional expenses and/or impairment charges. See "—*The Company is subject to accounting estimate risks*."

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under assumptions or conditions that may change in the future. While we believe the assumptions and estimates we make are reasonable, any changes to our assumptions or estimates, or any actual results which differ from our assumptions or estimates, could have a material adverse effect on our financial position and operating results. Improper design and implementation of internal controls related to the estimates could result in misstatement of financial reports.

We perform an asset impairment analysis on an annual basis or whenever events or changes in circumstances indicate that a long-lived asset group may not be recoverable. Failure to achieve forecasted operating results, due to weakness in the economic environment or other factors, changes in market conditions and declines in our market capitalization, the planned suspension of our operational activities in China, and failure to negotiate a partial lease termination or sublease, assign or otherwise transfer the unoccupied space of our Campus Headquarters, among other things, could result in impairment of our assets and adversely affect our operating results.

Our results of operations could be materially negatively affected if we cannot successfully keep pace with technological changes impacting the development of our products and implementation of our business needs.

Our success depends on our ability to keep pace with rapid technological changes affecting the development of our products and implementation of our business needs. Emerging technological trends such as artificial intelligence, machine learning and automation are impacting industries and business operations. If we do not sufficiently invest in new technology and industry developments, appropriately implement new technologies or evolve our business at sufficient speed and scale in response to such developments, or if we do not make the right strategic investments to respond to these developments, our products, results of operations and ability to develop and maintain our business could be negatively affected. Our competitors or other third parties may incorporate such technologies into their products and business more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations.

Risks Related to Our Products

Food safety and food-borne illness incidents, or the perception of related risks, may materially adversely affect our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings.

Selling food for human consumption involves inherent legal and other risks, and there is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury or death related to allergens, food-borne illnesses or other food safety incidents caused by products we sell, or involving our suppliers or co-manufacturers, could result in the discontinuance of sales of these products or our relationships with such suppliers or co-manufacturers, or otherwise result in destruction and write-off of raw materials or product inventory, delayed or lost sales, increased operating costs, regulatory enforcement actions or harm to our reputation. Shipment of adulterated or misbranded products, even if inadvertent, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources. Similarly, the perception of risks related to such incidents, whether actual or not, or related to such claims, whether meritorious or not, could have an adverse effect on our brand and reputation.

The occurrence of food-borne illnesses or other food safety incidents could also adversely affect the price and availability of affected ingredients, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any instances of food contamination or regulatory noncompliance, whether or not caused by our actions, could compel us, our suppliers, our distributors or our customers, depending on the circumstances, to conduct a recall in accordance with FDA regulations, comparable state laws or foreign laws such as those of the European Union, the United Kingdom and China. Food recalls and other food illness and food safety incidents could result in significant losses due to their costs, the destruction of raw materials or product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing distributors or customers and a potential negative impact on our ability to attract new customers due to negative consumer experiences or because of an adverse impact on our brand and reputation. The costs of a recall could exceed or be outside the scope of our existing or future insurance policy coverage or limits.

In addition, food companies have been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any food company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into consumer products as well as product substitution. FDA regulations require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering (i.e., intentional adulteration) designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of intentional adulteration, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could materially adversely affect our business, financial condition and operating results.

Consumer preferences for our products are difficult to predict and may change, and, if we are unable to respond quickly to new trends and demands, our business may be adversely affected.

Our business is focused on the development, manufacture, marketing and distribution of a line of branded plant-based meat products as alternatives to animal-based protein products. Consumer demand has in the past changed and could change again in the future based on a number of possible factors, including dietary habits and nutritional values, concerns regarding the health effects of ingredients and shifts in preference for various product attributes. Decreased consumer demand for our products has caused our business and financial condition to suffer, and any further decrease in, or flattening of, such demand would likely have a similar effect. In addition, sales of plant-based meat or meat-alternative products are subject to evolving consumer preferences that we may not be able to accurately predict or respond to. Consumer trends that we believe favor sales of our products could change based on a number of possible factors, including a shift in preference from plant-based meat to animal-based protein products (including any products produced using new farming methods or technologies which may reduce the adverse environmental and other factors associated with conventional animal-based protein products), increased acceptance for different alternative proteins that are used in our products, economic factors and social trends. A significant shift in consumer demand away from our products or the plant-based meat category in general, could reduce our sales or our market share and the prestige of our brand, which would harm our business and financial condition. In addition, if the Beyond IV platform is not widely accepted, our business, financial condition and operating results could be adversely affected.

Additionally, lobbyists supporting the meat industry have engaged in marketing campaigns in an attempt to generate negative publicity regarding our products and may continue to do so in the future. Any shift in consumer perception that our products are not healthy as a result of these campaigns could significantly reduce the value of our brand and damage our business. Other types of adverse publicity concerning our business or the plant-based meat industry generally could also harm our brand, reputation and results of operations. The growing use of social and digital media over recent years has amplified the impact of such negative publicity.

Sales of the Beyond Burger contribute a significant portion of our revenue. A reduction in sales of Beyond Burger would have an adverse effect on our financial condition.

Beyond Burger accounted for approximately 52%, 51% and 50% of our gross revenues in 2024, 2023 and 2022, respectively. The Beyond Burger is our flagship product and has historically been the focal point of our development and marketing efforts, and we believe that sales of the Beyond Burger will continue to constitute a significant portion of our revenues, income and cash flow for the foreseeable future. We announced the fourth generation of our core beef platform, Beyond IV, and rolled out the new Beyond Burger and Beyond Beef in 2024. We cannot be certain that we will be able to continue to expand production and distribution of the Beyond Burger, or that customer demand for our other existing and future products, including the Beyond IV platform, will expand to allow such products to represent a larger percentage of our revenue than they do currently. Accordingly, any factor adversely affecting sales of the Beyond Burger could have a material adverse effect on our business, financial condition and results of operations.

We have in the past, and may in the future, increase the prices of our products; however, consumers may not be willing to pay increased prices for our products or, if we cannot maintain such prices in accordance with our business strategy, our margins may stagnate or decrease.

As part of our efforts to expand our gross margin, we have in the past, and may also in the future, increase the prices of certain or all of our products in order to offset cost increases or improve the profitability of our business. Our ability to maintain prices or effectively implement price increases may be affected by several factors, including competition—from both conventional animal-protein companies and other plant-based meat brands, the effectiveness of our marketing programs, the continuing strength of our brand, market demand for our products or in the plant-based meat category generally and general economic conditions, including broader inflationary pressures. Consumers may be less willing or able to pay a price premium for our products, during challenging economic times or at all, and may choose to purchase lower-priced or other value offerings, making it more difficult for us to maintain prices or effectively implement price increases. In addition, our retail partners and distributors may pressure us to rescind price increases we have announced or already implemented, whether through a change in list price or increased trade and promotional activity. If we cannot maintain or increase prices for our products in accordance with our business strategy, our margins may be adversely affected. Furthermore, price increases generally cause volume losses, as consumers tend to purchase fewer units at higher price points. If such losses are greater than expected, or if we lose distribution due to price increases, our business, financial condition and results of operations may be materially and adversely affected.

Failure to continually innovate and successfully introduce and commercialize new products or successfully improve existing products may adversely affect our ability to continue to grow.

A key element of our long-term growth strategy depends on our ability to develop and market new products and improvements to our existing products that meet our standards for quality and appeal to consumer preferences. For example, in 2024, we announced our fourth generation of our core beef platform, Beyond IV and rolled out the Beyond Burger IV and Beyond Beef IV, followed by the Beyond Sausage IV generation of products, the Beyond Sun Sausage line and Beyond Bakes. In February 2025, we announced an expanded line of Beyond Steak. The success of our innovation and product development efforts, including the Beyond IV platform and the Beyond Sun Sausage and Beyond Steak lines, is affected by our ability to anticipate changes in consumer preferences, accurately predict taste preferences and purchasing habits of consumers in new geographic markets, the technical capability of our innovation staff in developing and testing product prototypes, including complying with applicable governmental regulations, commercialization and scale-up of new products, the success of our management and sales and marketing teams in introducing and marketing new products, and our ability to adapt to changes in technology, including the successful utilization of data analytics, artificial intelligence and machine learning. Our innovation staff members are continuously testing alternative plant-based proteins to the proteins we currently use in our products, as they seek to find additional protein options to our current ingredients that are more easily sourced, and which retain and build upon the quality and appeal of our current product offerings. Failure to develop, commercialize and market new products that appeal to consumers may lead to a decrease in our growth, sales and profitability.

Additionally, the development and introduction of new products, such as the Beyond IV platform and Beyond Sun Sausage and Beyond Steak lines, requires substantial research, development and marketing expenditures, which we may be unable to recoup if the new products do not gain widespread market acceptance. If we are unsuccessful in meeting our objectives with respect to new or improved products, our business could be harmed.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials, including ingredients derived from European and North American yellow peas, sunflower seeds, rice, faba beans, avocado oil, canola oil and coconut oil. In addition, we purchase and use significant quantities of cardboard, film and plastic to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including increased tariffs, global competition for resources, weather conditions, consumer demand and changes in governmental trade and agricultural programs. Volatility in the prices of raw materials and other supplies we purchase could increase our cost of sales and reduce our profitability. Moreover, we may not be able to implement price increases for our products to cover any increased costs, and any price increases we do implement may result in lower sales volumes. If we are not successful in managing our ingredient and packaging costs, if we are unable to increase our prices to cover increased costs or if such price increases reduce our sales volumes, then such increases in costs will adversely affect our business, results of operations and financial condition.

Risks Related to Our Industry and Brand

We face intense competition in our market from our competitors, including manufacturers of animal-based meat products and other brands that produce plant-based meat products, and potential competitors and new market entrants and we may lack sufficient financial or other resources to compete successfully.

Our future success depends, in large part, on our ability to implement our long-term growth strategy of expanding supply and distribution, improving placement of our products, attracting new consumers to our brand and introducing new products and product extensions, and expanding into new geographic markets. If we fail to implement this growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful, our sales and operating results will be adversely affected. Our ability to implement this growth strategy depends, among other things, on our ability to:

- successfully implement our cost-reduction initiatives and cost down strategy in the nearer term;

- manage relationships with various suppliers, co-manufacturers, distributors, customers and other third parties, and expend time and effort to integrate new suppliers, co-manufacturers, distributors and customers into our fulfillment operations;

- continue to compete in retail and foodservice channels;

- secure placement in the meat case for our products;

- increase our brand recognition and expand and maintain brand loyalty;

- develop new product lines and extensions; and

- expand into new geographic markets.

Our ability to implement our long-term growth strategy also depends on our ability to continue to compete in the retail and foodservice channels. We operate in a highly competitive environment. Numerous brands and products compete for limited retailer shelf space, foodservice customers and consumers. In our market, competition is based on, among other things, taste, price and promotion tactics, nutritional profile, ingredients, texture, ease of integration into the consumer diet, low-carbohydrate, low-sugar, high fiber and protein, lack of cholesterol and GMOs, convenience, versatility, brand awareness and loyalty among customers, media spending, product variety and packaging, access to major retailer shelf space and retail locations, access to major foodservice outlets and integration into menus, innovation and intellectual property protection.

In response to increased competition, as well as reduced consumer confidence, changes in consumer spending and potential recessionary and inflationary pressures, we have made changes in our pricing architecture including price increases of certain of our products in our U.S. retail and foodservice channels, and may in the future make changes, which may have a negative impact on our net revenues, gross profit, gross margin and profitability, impacting period-over-period results.

We compete with conventional animal-protein companies such as Cargill, Hormel, JBS, Perdue Foods and Tyson, who may have substantially greater financial and other resources than us and whose animal-based products are well-accepted in the marketplace today. They may also have lower operational costs, and as a result may be able to offer conventional animal meat to customers at lower costs than plant-based meat. This could cause us to lower our prices, resulting in lower profitability or, in the alternative, cause us to lose market share if we fail to lower prices.

We also compete with other food brands, including brands affiliated with conventional animal-protein companies and other large food operators, that develop and sell plant-based meat products, including, but not limited to, Boca Foods (Kraft Heinz), Lightlife and Field Roast (Maple Leaf Foods), Gardein (Conagra), Hungry Planet, Inc., Impossible Foods, Incogmeato/Morningstar Farms (Kellanova), Moving Mountains, Omnipork (OmniFoods), Tofurky, Sweet Earth and Awesome Burger (Nestlé S.A.), Raised & Rooted (Tyson), Happy Little Plants (Hormel), Sysco's Simply Plant-Based Meatless Burger, The Not Company and Vegetarian Butcher (Unilever), and with companies which may be more innovative, have more resources and be able to bring new products to market faster and to more quickly exploit and serve niche markets. This includes mycelium-based meat alternatives, such as Quorn, Meati and Nature's Fynd, which leverage fermentation technology to create products with a texture and nutritional profile similar to animal proteins. Furthermore, a number of U.S. and international companies are working on developing lab-grown or "clean meat," an animal-protein product cultivated from cells taken from animals, which could have a similar appeal to consumers as plant-based meat products. We compete with these competitors for foodservice customers, retailer shelf space and consumers.

Generally, the food industry is dominated by multinational corporations with substantially greater resources and operations than us. We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales and technical resources or with new competitors and market entrants. Conventional food companies may acquire our competitors or launch their own plant-based meat products, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities, among other things. Retailers also market competitive products under their own private labels, which are generally sold at lower prices and compete with some of our products. Similarly, retailers could change the merchandising of our products and we may be unable to retain the placement of our products in meat cases to effectively compete with animal-protein products. Competitive pressures, new competitors and market entrants or other factors could cause us to lose market share, which may require us to lower prices, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns, each of which would adversely affect our margins and could result in a decrease in our operating results and profitability.

Our brand and reputation may be diminished due to real or perceived quality or health issues with our products, which could have an adverse effect on our business, reputation, operating results and financial condition.

We believe our consumers rely on us to provide them with high-quality plant-based meat products. Therefore, real or perceived quality or food safety concerns or failures to comply with applicable food regulations and requirements, whether or not ultimately based on fact and whether or not involving us (such as incidents involving our competitors), could cause negative publicity and reduced confidence in our company, brand or products, or the industry as a whole, which could in turn harm our reputation and sales, and could materially adversely affect our business, financial condition and operating results. Although we believe we have a rigorous quality control process, there can be no assurance that our products will always comply with the standards set for our products, and although we strive to keep our products free of pathogenic organisms, they may not be easily detected and cross-contamination can occur. There is no assurance that this health risk will always be preempted by our quality control processes.

We have no control over our products once purchased by consumers. Accordingly, consumers may prepare our products in a manner that is inconsistent with our directions or store our products for long periods of time, which may adversely affect the quality and safety of our products. If consumers do not perceive our products to be safe or of high quality, including concerns regarding whether certain of our products are perceived as "ultra-processed" or otherwise contribute to health conditions, then the value of our brand would be diminished, and our business, results of operations and financial condition would be adversely affected.

Any loss of confidence on the part of consumers in the ingredients used in our products or in the safety and quality of our products would be difficult and costly to overcome. Any such adverse effect could be exacerbated by our position in the market as a purveyor of high-quality plant-based meat products and may significantly reduce our brand value. Issues regarding the safety of any of our products, regardless of the cause, may have a substantial and adverse effect on our brand, reputation and operating results.

The growing use of social and digital media by us, our consumers and third parties increases the speed and extent that information or misinformation and opinions can be shared. Negative publicity about us, our brands or our products on social or digital media could seriously damage our brands and reputation. If we do not maintain the favorable perception of our brands, our sales and profits could be negatively impacted.

If we fail to develop and maintain our brand, our business could suffer.

We have developed a strong and trusted brand that has contributed significantly to the success of our business, and we believe our continued success depends on our ability to maintain and grow the value of the Beyond Meat brand. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our plant-based product offerings, food safety, quality assurance, marketing and merchandising efforts, the nutritional benefits provided by our products and our ability to provide a consistent, high-quality customer experience. Negative publicity has adversely affected our business in the past, and any widespread negative publicity, regardless of its accuracy, could in the future materially adversely affect our business, results of operation and reputation. Brand value is based on perceptions of subjective qualities, and any incident that erodes the loyalty of our customers, suppliers or co-manufacturers, including adverse publicity, negative media or a governmental investigation or litigation, could significantly reduce the value of our brand and significantly damage our business.

Risks Related to Our International Operations

Our international operations could expose us to substantial business, regulatory, political, financial and economic risks.

Our international operations could expose us to substantial risks, such as risks associated with taxation, inflation, food labeling legislation, environmental regulations, foreign currency exchange rates, the labor market, property and financial regulations, public health crises such as the COVID-19 pandemic, and the outbreak of hostilities or war. Our ability to operate internationally may be adversely affected by changes in, or our failure to comply with, foreign laws and regulations. In addition, we are exposed to risks associated with our international workforce, including with respect to changes in employment and labor laws, which could increase our operating costs. There is also significant uncertainty about the future relationship between the United States and other countries, including China, Canada and Mexico, with respect to trade policies, treaties, government regulations and tariffs.

In February 2025, we made a number of strategic decisions, including the decision to suspend our operational activities in China and reduce our workforce in China by 95%. For additional information, see Part I, Item 1A. *Risk Factors—Risks Related to Our Business—Our strategic initiatives to improve our cost structure could have long-term adverse effects on our business, and we may not realize the operational or financial benefits from such actions, including achieving and/or sustaining our profitability and financial performance objectives*. See also, Note 15, *Subsequent Events,* to the Notes to Consolidated Financial Statements included elsewhere in this report.

Fluctuations in currency exchange rates could negatively impact our earnings.

A portion of our international business is conducted in currencies other than the U.S. dollar, and therefore changes in foreign exchange rates relative to the U.S. dollar have in the past, and may in the future, affect the value of our non-U.S. dollar net assets, revenues and expenses. For example, in 2024, we recorded $6.3 million in net realized and unrealized foreign currency transaction losses due to unfavorable changes in foreign currency exchange rates of the Euro and Chinese Yuan, as compared to $1.1 million in net realized and unrealized foreign currency transaction gains due to favorable changes in foreign currency exchange rates of the Euro and Chinese Yuan in 2023. Although we closely monitor potential exposures as a result of these fluctuations in currencies, and where cost-justified we adopt strategies that are designed to reduce the impact of these fluctuations on our financial performance, there can be no assurance that we will be successful in managing our foreign exchange risk. Our exposure to currency exchange rate fluctuations will grow if the relative contribution of our operations outside the United States increases. Any material fluctuations in currencies could have a material effect on our financial condition, results of operations and cash flows.

Our international operations are subject to the FCPA and we could be adversely affected by violations of the FCPA and similar worldwide anti-corruption laws.

The FCPA and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making certain improper payments for the purpose of obtaining or retaining business. The continued expansion of our international operations could increase the risk of violations of these laws in the future. There is no assurance that we will be completely effective in ensuring our compliance with the FCPA or any other applicable anti-corruption laws. If we are not in compliance with the FCPA and other anti-corruption laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA or other anti-corruption laws or trade control laws by the United States could also have an adverse impact on our reputation, our business, results of operations and financial condition.

In February 2025, President Trump signed an executive order pausing all future investigations and enforcement actions under the FCPA for at least 180 days until the attorney general issues revised FCPA enforcement guidance. Due to the changing nature of the regulatory environment and uncertainty about the priorities and direction of the U.S. presidential administration, we cannot be certain if or how the Department of Justice's enforcement of the FCPA will change or impact our business.

Risks Related to Our Investments

Our international manufacturing operations have required and may continue to require substantial investments and are subject to numerous risks and uncertainties. The planned suspension of our operational activities in China is expected to result in significant accelerated depreciation and impairment charges in 2025.

Our substantial investment in manufacturing facilities in China and Europe have exposed and may continue to expose us to substantial risks and, as a result, we may not realize a return on our investment. For example, although we invested a significant amount to establish local operations in China, in February 2025, we made the decision to suspend our operational activities in China. As such, we have not realized a sufficient return on our investment in China and expect to incur certain cash and non-cash charges in connection with the planned suspension of operational activities in China. We expect to incur one-time, non-cash charges of approximately $12.0 million to $17.0 million, primarily related to accelerated depreciation and impairment charges and other write-downs on certain fixed assets in China. For additional details regarding the planned suspension of our operational activities in China, see Part I, Item 1A. *Risk Factors—Risks Related to Our Business—Our strategic initiatives to improve our cost structure could have long-term adverse effects on our business, and we may not realize the operational or financial benefits from such actions, including achieving and/or sustaining our profitability and financial performance objectives.*

Unforeseen delays in the suspension of our operational activities in China may cause us to incur additional expenses. Operating or otherwise repurposing or disposing of this facility may require additional capital expenditures and the efforts and attention of our management team and other personnel, which will divert resources from our existing business or operations. In addition, our manufacturing facility in Enschede, the Netherlands may not provide us with all of the operational and financial benefits we expect to receive. These and other risks may result in our not realizing a return on, or losing some or all, of our investments in China and Europe, which could have a material adverse effect on our financial condition and financial performance.

Our ownership of real property is subject to all the risks inherent in an investment in real estate.

We have direct ownership of certain real estate properties. As is the case with any owner of real property, we are subject to potential liabilities, cost and damages arising out of owning, operating, leasing or otherwise having interests in real property. There are risks that a property may have unforeseen environmental or other hazards resulting in unexpected costs. In addition, we may not be able to expand or operate our owned facilities in the manner we desire, which could adversely impact our production and facility utilization.

The divestiture, discontinuation or suspension of businesses and product lines, including the discontinuation of our Beyond Meat Jerky product line and suspension of our operational activities in China, could result in unexpected liabilities and adversely affect our financial condition, cash flows and results of operations.

From time to time, we may divest, discontinue or suspend businesses and product lines that do not align with our strategy or provide the returns that we expect or desire, such as our decision in 2023 to discontinue the Beyond Meat Jerky product line, which resulted in related charges due to provision for excess and obsolete inventory and accelerated depreciation on certain fixed assets, and our decision in February 2025 to suspend our operational activities in China, which is expected to result in certain cash and non-cash charges related to, among other things, severance payments, employee benefits and related costs, as well as accelerated depreciation and impairment charges and other write-downs of certain fixed assets in China. Any decision to dispose of or otherwise exit, discontinue or suspend product lines or businesses, including the foregoing, may result in loss of significant revenues and investments and/or the recording of charges, such as write-offs, further workforce reductions or restructuring costs, charges relating to consolidation of excess facilities or capacity underutilization, lease exit or other related costs, contract termination charges, or claims from third parties. Underutilization or cessation of our manufacturing facilities could adversely affect our gross margin and other operating results and we may be required to terminate or make penalty payments under certain supply chain arrangements, close or idle facilities, write down our long-lived assets, or shorten the useful lives and accelerate depreciation of our assets, all of which could adversely affect our financial condition and results of operations.

Risks Related to Our Intellectual Property, Information Technology, Cybersecurity and Privacy

We may not be able to protect our proprietary technology adequately, which may impact our commercial success.

Our commercial success depends in part on our ability to protect our intellectual property and proprietary technologies. We rely on a combination of patent protection, where appropriate and available, copyrights, trade secrets and trademark laws, as well as confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not adequately protect our proprietary technology or permit us to gain or keep any competitive advantage. As of December 31, 2024, we had four issued patents in the United States, nine issued patents outside the United States (U.K., Canada, China, Chile, Israel (two), Brazil, Japan and Australia), one pending patent application in the United States, five pending international patent applications and one provisional patent applications.

We cannot offer any assurances about which, if any, patents will issue from these applications, the breadth of any such patents, or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or, if applicable in the future, licensed to us could deprive us of rights necessary for the successful commercialization of products that we may develop. Since patent applications in the United States and most other countries are confidential for a period of time after filing (in most cases 18 months after the filing of the priority application), we cannot be certain that we were the first to file on the technologies covered in several of the patent applications related to our technologies or products. Furthermore, a derivation proceeding can be provoked by a third party, or instituted by the U.S. Patent and Trademark Office, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications.

Patent law can be highly uncertain and involve complex legal and factual questions for which important principles remain unresolved. In the United States and in many international jurisdictions, policy regarding the breadth of claims allowed in patents can be inconsistent and/or unclear. The U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, international courts and governments have made, and will continue to make, changes in how the patent laws in their respective countries are interpreted. We cannot predict future changes in the interpretation of patent laws by U.S. and international judicial bodies or changes to patent laws that might be enacted into law by U.S. and international legislative bodies.

We may not be able to protect our intellectual property adequately, which may harm the value of our brand.

We believe that our intellectual property has substantial value and has contributed significantly to the success of our business. Our trademarks are valuable assets that reinforce our brand and consumers' favorable perception of our products. We also rely on unpatented proprietary expertise, recipes and formulations and other trade secrets and copyright protection to develop and maintain our competitive position. Our continued success depends, to a significant degree, upon our ability to protect and preserve our intellectual property, including our trademarks, trade dress, trade secrets and copyrights. We rely on confidentiality agreements and trademark, trade secret and copyright law to protect our intellectual property rights.

Our confidentiality agreements with our employees and certain of our consultants, contract workers, suppliers and independent contractors, including some of our co-manufacturers who use our formulations to manufacture our products, generally require that all information made known to them be kept strictly confidential. Nevertheless, trade secrets are difficult to protect. Although we attempt to protect our trade secrets, our confidentiality agreements may not effectively prevent disclosure of our proprietary information and may not provide an adequate remedy in the event of unauthorized disclosure of such information. If we do not keep our trade secrets confidential, others may produce products with our recipes or formulations. In addition, others may independently discover our trade secrets, in which case we would not be able to assert trade secret rights against such parties. Further, some of our formulations have been developed by or with our suppliers and co-manufacturers. As a result, we may not be able to prevent others from using similar formulations. As we begin to expand globally as part of our long-term growth strategy, we may face additional risks protecting our trade secrets internationally, where the laws may not be as protective of intellectual property rights as those in the United States.

We cannot guarantee that the steps we have taken to protect our intellectual property rights are adequate, that our intellectual property rights can be successfully defended and asserted in the future or that third parties will not infringe upon or misappropriate any such rights. In addition, our trademark rights and related registrations may be challenged in the future and could be canceled or narrowed. Failure to protect our trademark rights could prevent us in the future from challenging third parties who use names and logos similar to our trademarks, which may in turn cause consumer confusion or negatively affect consumers' perception of our brand and products. Moreover, intellectual property disputes and proceedings and infringement claims may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether we are successful. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject us to liabilities, force us to cease use of certain trademarks or other intellectual property or force us to enter into licenses with others. Any one of these occurrences may have a material adverse effect on our business, results of operations and financial condition.

Additionally, the laws of certain international jurisdictions in which our products may be sold may not protect intellectual property rights to the same extent as the laws of the United States. As a result, we may not be able to effectively prevent third parties from infringing or otherwise misappropriating our trademark rights in such jurisdictions. Moreover, failure to obtain adequate trademark rights in these foreign jurisdictions could negatively impact our ability to expand our business and launch products in certain international markets. Further, we may not be able to effectively protect our intellectual property rights against unauthorized third parties that obtain the rights to our trademarks in foreign jurisdictions where we have not yet applied for trademark protections, and we may expend substantial cost to obtain those trademarks from such third parties. Any one of these occurrences could reduce our competitive position or otherwise have a material adverse effect on our business, results of operations and financial condition.

We rely on information technology systems, and any inadequacy, failure, interruption or security breaches of those systems, including those of third parties upon which we rely, may harm our ability to effectively operate our business.

We and the third parties upon which we rely are dependent on various information technology systems, including, but not limited to, networks, applications and outsourced services in connection with the operation of our business. A failure of our information technology systems to perform as we anticipate could disrupt our business and result in transaction errors, processing inefficiencies and loss of sales, causing our business to suffer. In addition, our information technology systems, and those of the third parties upon which we rely, may be vulnerable to damage or interruption from circumstances beyond our control, including cyber attacks, fire, severe weather, natural disasters, systems failures, viruses and security breaches, particularly in light of many of our employees working remotely. Any such damage or interruption could materially disrupt our systems and operations, supply chain and ability to produce, sell and distribute our products and may have a material adverse effect on our business.

A cybersecurity incident, other technology disruptions or failure to comply with laws and regulations relating to privacy and the protection of data relating to individuals could negatively impact our business, our reputation and our relationships with customers.

We use computers in substantially all aspects of our business operations. We also use mobile devices, social networking and other online activities to connect with our employees, suppliers, co-manufacturers, distributors, customers and consumers. Such uses give rise to cybersecurity risks, including security breaches, espionage, system disruption, theft and inadvertent release of information. Our business involves the storage and transmission of numerous classes of sensitive and/or confidential information and intellectual property, including customers' and suppliers' information, private information about employees and financial and strategic information about us and our business partners. Further, as we pursue new initiatives that improve our operations and cost structure, potentially including acquisitions, we may also expand and improve our information technologies, resulting in a larger technological presence and corresponding exposure to cybersecurity risk. If we fail to assess and identify cybersecurity risks associated with new initiatives or acquisitions, we may become increasingly vulnerable to such risks.

Breaches of our data systems, or those of our vendors and other third parties on which we rely, whether from circumvention of security systems, denial-of-service attacks or other cyber-attacks, hacking, "phishing" attacks, computer viruses, ransomware or malware, employee or insider error, malfeasance, social engineering, vendor software supply chain compromises, physical breaches or other actions, could result in material interruptions or malfunctions in our or such third parties' websites, applications or data processing, or the disruption of other business operations. A successful cyber-attack against any of our supply chain vendors' information technology systems may disrupt our supply chain. In April 2023, one of our temperature-controlled warehousing vendors received evidence that its computer network was affected by a cybersecurity incident, which negatively impacted our net sales and resulted in our recovery of $2.0 million in business interruption insurance in the third quarter of 2024. Also, in November 2024, we were informed of a ransomware cybersecurity incident experienced by a co-manufacturer. We do not believe this incident materially affected our business or financial results. These and similar disruptions of our supply chain could result in material adverse impacts on our revenue, business, financial condition or results of operations, including affecting customer demand, orders that may not materialize due to delayed deliveries and subsequent lost sales that we may not be able to recover in full, or at all. Additionally, while we have implemented measures to prevent security breaches and cyber incidents, our preventative measures and incident response efforts may not be entirely effective. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our systems and information. The theft, destruction, loss, misappropriation, or release of sensitive and/or confidential information or intellectual property, or interference with our information technology systems or the technology systems of third parties on which we rely, could result in business disruption, negative publicity, brand damage, violation of privacy laws, loss of customers, potential liability and competitive disadvantage all of which could have a material adverse effect on our business, financial condition or results of operations. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. Currently, we carry cybersecurity insurance and business interruption coverage to mitigate certain potential losses, but this insurance is limited in amount and may not be sufficient in type or amount to cover us against claims related to a cybersecurity breach and related business and system disruptions. We cannot be certain that such potential losses will not exceed our policy limits, insurance will continue to be available to us on economically reasonable terms, or at all, or any insurer will not deny coverage as to any future claim. In addition, we may be subject to changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements.

Additionally, the SEC has adopted rules on Cybersecurity Risk Management, Strategy, Governance and Incident Disclosure which require public companies to report information relating to certain cyber-attacks or other information security breaches in disclosures required to be made under the federal securities laws. Our compliance with these rules may increase our costs of doing business, expose us to potential compliance risk, including the ability to make timely disclosures to the public, and impact the manner in which we operate. Any such cyber incidents involving our computer systems and networks, or those of third parties important to our business, could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, we are subject to laws, rules and regulations in the United States, the European Union, China and other jurisdictions relating to the collection, use and security of personal information and data. Such data privacy laws, regulations and other obligations may require us to change our business practices and may negatively impact our ability to expand our business and pursue business opportunities. We may incur significant expenses to comply with the laws, regulations and other obligations that apply to us. Additionally, the privacy and data protection-related laws, rules and regulations applicable to us are subject to significant change. Several jurisdictions have passed new laws and regulations in this area, and other jurisdictions are considering imposing additional restrictions. For example, our operations are subject to the European Union's General Data Protection Regulation, which imposes data privacy and security requirements on companies doing business in the European Union, including substantial penalties for non-compliance. The California Consumer Privacy Act (the "CCPA"), which went into effect on January 1, 2020, imposes similar requirements on companies handling data of California residents and creates a new and potentially severe statutory damages framework for (i) violations of the CCPA and (ii) businesses that fail to implement reasonable security procedures and practices to prevent data breaches. The California Privacy Rights Act, which became effective January 1, 2023, amends and expands the CCPA, including by expanding consumer's rights in their personal information and creating a new governmental agency to interpret and enforce the statute. Additionally, in August 2021, the National People's Congress of the People's Republic of China adopted the Personal Information Protection Law, which became effective on November 1, 2021 and provides a comprehensive system for the protection of personal information in China. Privacy and data protection-related laws and regulations also may be interpreted and enforced inconsistently over time and from jurisdiction to jurisdiction. Any actual or perceived inability to comply with applicable privacy or data protection laws, regulations, or other obligations could result in significant cost and liability, litigation or governmental investigations, damage our reputation and adversely affect our business.

Risks Related to Our Lease Obligations, Indebtedness, Financial Position and Need for Additional Capital

If the build out of our Campus Headquarters is delayed or incurs cost overruns, does not operate in accordance with our expectations, or if we are unable to build out or occupy the rest of the Campus Headquarters and cannot negotiate a partial lease termination, or sublease, assign or otherwise transfer the unoccupied space on terms favorable to us or at all, which may result in penalty payments, impairment charges and/or write-offs, our business or financial condition or results of operations may be adversely affected.

In 2021, we entered into a lease agreement for an initial term of 12 years to develop and house our Campus Headquarters. The Campus Headquarters is being built out by the Landlord, who delivered Phase 1-A of the Campus Headquarters to us in the third quarter of 2022 and Phase 1-B of the Campus Headquarters to us in the second quarter of 2023. We currently do not have firm timing on the delivery of the rest of the Campus Headquarters. If we cannot complete development of the Campus Headquarters for any reason or within the approved budget, or if there are significant cost overruns and/or delays in the development of the Campus Headquarters, our cash flows, financial condition, or results of operations could be materially and adversely affected. In addition, we may not be able to build out or occupy the rest of the Campus Headquarters and are considering subleasing, assigning or otherwise transferring the unoccupied space, or negotiating a partial lease termination but may be unable to enter into or negotiate such an agreement or partial termination, which could have an adverse effect on our operating and financial results. An agreement to partially terminate, sublease, assign or otherwise transfer the unoccupied part of the Campus Headquarters would be subject to certain risks and uncertainties. For example, the agreement may not be completed on terms advantageous to us because the rental rate we receive under the agreement may not fully cover the rental rate we pay under the Campus Lease for the same space or our subtenants may fail to make lease payments, which may result in impairment charges for right-of-use assets and prepaid lease costs and could have a negative impact on our financial condition and results of operations. In addition, a partial termination of the lease could result in a penalty payment to exit the lease and non-cash write-off of prepaid lease costs, the amounts of which could be material and which could have a negative impact on our financial condition and results of operations.

In addition, the period in which the improvement allowance was available to us to fund the build out of the Campus Headquarters ended on September 30, 2024 under the Campus Lease. Our inability to use the improvement allowance to build out the rest of the Campus Headquarters may limit us from further developing and occupying, or subleasing, assigning, or otherwise transferring the rest of the Campus Headquarters. Further, there could be unanticipated difficulties in initiating and maintaining operations at the Campus

Headquarters, including, but not limited to, IT system interruptions, other infrastructure support problems or the Campus Headquarters may prove less conducive to our operations than currently anticipated. These risks could all result in operational inefficiencies or similar difficulties that could prove difficult or impossible to remedy and could have an adverse impact on our financial condition and results of operations.

We currently have, and will continue to have, significant lease obligations, and our failure to meet those obligations could adversely affect our financial condition and business.

We currently have, and will continue to have, significant lease obligations for our corporate offices, manufacturing facilities, research and development facilities and warehouses. We depend on cash flows from operating activities to pay our lease expenses.

If our business does not generate sufficient cash flows from operating activities to fund these expenses, we may not be able to meet our lease obligations, which could have a material adverse effect on our financial condition and business. Furthermore, the significant cash flow required to satisfy our financial obligations under the leases could limit our ability to incur indebtedness and make capital expenditures or other investments in our business.

Our significant indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations and impair our ability to satisfy our obligations under the Notes.

As of December 31, 2024, we had approximately $1.3 billion of consolidated indebtedness and other liabilities. We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our security holders and our business, results of operations and financial condition by, among other things:

- increasing our vulnerability to adverse economic and industry conditions;

- limiting our ability to obtain additional equity/or debt financing;

- requiring the dedication of a substantial portion of our cash flows from operating activities to service our indebtedness, which will reduce the amount of cash available for other purposes;

- limiting our flexibility to plan for, or react to, changes in our business;

- diluting the interests of our existing stockholders as a result of issuing shares of our common stock upon conversion or exchange of the Notes, which may also reduce the trading price of our common stock; and

- placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.

In 2021, we issued a total of $1.15 billion aggregate principal amount of the Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act").

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our current or future indebtedness, including the Notes, as applicable, depends on our future performance and our ability to raise additional capital, which is subject to economic, financial, competitive and other factors beyond our control. We may be unable to refinance the Notes on terms satisfactory to us, or at all. Such financing and other potential financings could result in substantial dilution to stockholders, and could result in the reduction in the trading price of our common stock, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. Based on our current business plan, we expect to raise additional capital to pay amounts due under our current or future indebtedness, including the Notes, and our cash needs may increase in the future. In addition, any future indebtedness that we may incur may contain financial and other restrictive covenants that limit our ability to operate our business, raise capital or make payments under our other indebtedness. If we fail to comply with these covenants or to make payments under our indebtedness when due, then we would be in default under that indebtedness, which could, in turn, result in that and our other indebtedness becoming immediately payable in full, and could cause us to become insolvent or enter bankruptcy proceedings.

Additionally, if our liquidity position is impaired, we may be required to take further actions in relation to management of liabilities on our balance sheet. Any actions in relation to liability management and balance sheet restructuring may materially reduce the value of our common stock, dilute existing holders of our common stock by the conversion of existing liabilities into equity or result in the cancellation of existing common stock.

We may be unable to raise the funds necessary to repurchase the Notes for cash following a fundamental change, or to pay the cash amounts due upon conversion, and our future indebtedness may limit our ability to repurchase the Notes or pay cash upon their conversion.

Holders of the Notes may, subject to a limited exception, require us to repurchase their Notes following a "Fundamental Change" (as defined in the indenture governing the Notes (the "Indenture")) at a cash repurchase price generally equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid special and additional interest, if any. In addition, all conversions of Notes will be settled partially or entirely in cash. We may not have enough available cash or be able to obtain financing at the time we are required to repurchase the Notes or pay the cash amounts due upon conversion. In addition, applicable law, regulatory authorities and the agreements governing our future indebtedness may restrict our ability to repurchase the Notes or pay the cash amounts due upon conversion. Our failure to repurchase the Notes or to pay the cash amounts due upon conversion when required will constitute a default under the Indenture. A default under the Indenture or the Fundamental Change itself could also lead to a default under agreements governing our future indebtedness, which may result in that indebtedness becoming immediately payable in full. If the repayment of such future indebtedness were to be accelerated after any applicable notice or grace periods, then we may not have sufficient funds to repay that indebtedness and repurchase the Notes or make cash payments upon their conversion and could cause us to become insolvent or enter bankruptcy proceedings.

The accounting method for the Notes could adversely affect our reported financial condition and results.

The Notes do not bear regular interest, and the principal amount of the Notes do not accrete. However, special interest and additional interest may accrue on the Notes at a rate per annum not exceeding 0.50% (subject to certain exceptions) upon the occurrence of certain events relating to the failure to file certain SEC reports or to remove certain restrictive legends from the Notes. The accounting method for reflecting the Notes on our balance sheet may adversely affect our reported earnings and financial condition. If any of the conditions to the convertibility of the Notes is satisfied or the Notes become due within one year, then we may be required under applicable accounting standards to reclassify the liability carrying value of the Notes as a current, rather than a long-term, liability. This reclassification could be required even if no noteholders convert their Notes and could materially reduce our reported working capital.

We early adopted Accounting Standards Update No. 2020-06, "Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity", to account for the Notes which eliminates the treasury stock method for convertible instruments that can be settled in whole or in part with equity and instead requires the application of the more dilutive of the "if-converted" method or the two-class method. Under the if-converted method, diluted earnings per share would generally be calculated assuming that all the conversion premium or spread were converted at the beginning of the reporting period, unless the result would be anti-dilutive. The conversion premium or spread would have a dilutive impact on net income per share when the average market price of the Company's common stock for a given period exceeds the conversion price.

The capped call transactions may affect the value of the Notes and our common stock.

In connection with the Notes, we entered into privately negotiated capped call transactions with the option counterparties. The capped call transactions will cover, subject to customary adjustments, the number of shares of common stock that underlie the Notes. The capped call transactions are expected generally to reduce potential dilution to our common stock upon conversion of the Notes or at our election (subject to certain conditions) offset any cash payments we are required to make in excess of the aggregate principal amount of the converted Notes, as the case may be, with such reduction or offset subject to a cap.

We have been advised that, in connection with establishing their initial hedges of the capped call transactions, the option counterparties or their respective affiliates purchased shares of our common stock and/or entered into various derivative transactions with respect to our common stock.

In addition, we have been advised that the option counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and are likely to do so on each exercise date of the capped call transactions, and in connection with any early termination event in respect of the capped call transactions). This activity could also cause or avoid an increase or a decrease in the market price of our common stock.

Provisions in the Indenture governing the Notes could delay or prevent an otherwise beneficial takeover of us.

Certain provisions in the Notes and the Indenture could make a third party attempt to acquire us more difficult or expensive. For example, if a takeover constitutes a fundamental change, then noteholders will have the right to require us to repurchase their Notes for cash. In addition, if a takeover constitutes a Make-Whole Fundamental Change (as defined in the Indenture), then we may be required to temporarily increase the conversion rate. In either case, and in other cases, our obligations under the Notes and the Indenture could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management, including in a transaction that holders of our common stock or Notes may view as favorable.

We will require additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, may force us to delay, limit, reduce or terminate our product manufacturing and development, and other operations.

Since our inception, substantially all of our resources have been dedicated to the development of our three core plant-based product platforms of beef, pork and poultry, including purchases of property, plant and equipment, principally to support the development and production of our products, the build-out and equipping of our former Manhattan Beach Project Innovation Center and our Innovation Center within our Campus Headquarters, and the purchase, build-out and equipping of manufacturing facilities in the U.S. and abroad. We have and believe that we will continue to expend resources as we expand into additional markets we may choose to pursue. These expenditures are expected to include costs associated with research and development, manufacturing and supply, as well as marketing and selling existing and new products. In addition, other unanticipated costs may arise.

As of December 31, 2024, we had cash and cash equivalents and restricted cash totaling $145.6 million. We expect to raise significant additional capital through the issuance of equity and/or debt securities, and/or incur other indebtedness to continue to fund our operations and repay our indebtedness in the future. To continue bolstering and restructuring our balance sheet, subject to our compliance with applicable laws, the applicable requirements of our equity distribution agreement, dated as of November 7, 2024 (the "Equity Distribution Agreement"), with B. Riley Securities, Inc. ("B. Riley"), as sales agent, under an "at the market" offering program (the "ATM Program"), and market conditions, we expect to raise additional capital through the issuance of equity and/or debt securities in 2025, through the ATM Program or otherwise, which will result in additional dilution to our existing stockholders and may negatively impact the market price of our common stock.

Any issuance of equity or debt securities may be for cash or in exchange for our outstanding Notes, which could have a highly dilutive effect on current stockholders and could negatively affect the trading price of our common stock. In addition to resulting in additional dilution to our existing stockholders or negatively affecting the trading price of our common stock, any such potential financings may result in the imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. Furthermore, any such securities issued pursuant to potential financings may include rights that are senior to our shares of common stock. In addition, the capital markets may experience extreme volatility and disruption, including high interest rates in certain geographic regions and higher borrowing costs, which could adversely affect our liquidity and financial condition, including our ability to access the capital markets to raise capital and meet liquidity needs. We may be unable to raise additional capital for reasons including, without limitation, our operational and/or financial performance, investor confidence in us and the plant-based meat industry, credit availability from banks and other financial institutions and the status of current projects. We cannot assure you that we will be able to successfully raise additional funds for the amounts needed or when needed, or on terms commercially acceptable, if at all. Our inability to raise required capital in the future would have a material adverse effect on our business, financial condition and results of operations.

Our future capital requirements may vary materially from those currently planned and will depend on many factors, including, among others:

- demand in the plant-based meat category and for our products;

- our rate of revenue generation;

- the results of our Global Operations Review and the successful implementation of our ongoing cost-reduction initiatives, including the planned suspension of our operational activities in China;

- timing to adjust our supply chain and cost structure in response to material fluctuations in product demand;

- the number and characteristics of any additional products or manufacturing processes we develop or acquire to serve new or existing markets;

- our investment in and build out of our Campus Headquarters, including the timing and success of subleasing, assigning or otherwise transferring excess space or negotiating a partial lease termination at our Campus Headquarters on terms advantageous to us or at all;

- the success of, and expenses associated with, our marketing initiatives;

- our investment in manufacturing and facilities to optimize our manufacturing and production capacity, including underutilization fees, termination fees and exit costs;

- our investments in real property;

- the costs required to fund domestic and international operations and growth;

- the scope, progress, results and costs of researching and developing future products or improvements to existing products or manufacturing processes;

- any lawsuits related to our products or commenced against us, including the class actions brought against us or the derivative actions brought against certain of our current and former directors and officers;

- the expenses needed to attract and retain skilled personnel;

- variations in product selling prices and costs;

- the timing and success of changes to our pricing architecture within certain channels, and the mix of products sold;

- the level of trade and promotional spending to support our products appropriately;

- the expenses associated with our sales force; our management of accounts receivable, inventory, accounts payable and other working capital accounts;

- the impact of foreign currency exchange fluctuations on our cash balances;

- the costs associated with being a public company;

- the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing intellectual property claims, including litigation costs and the outcome of such litigation; and

- the timing, receipt and amount of sales of, or royalties on, any future approved products, if any.

Additional funds may not be available when we need them, on terms that are favorable or acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to:

- delay, limit, reduce or terminate our manufacturing, research and development activities; or

- delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to generate revenue and achieve profitability.

There can be no assurance that we will be able to achieve our business plan objectives or be able to achieve and/or sustain our profitability and financial performance objectives. If we are unable to generate adequate funds from operations and/or raise sufficient additional funds, we may not be able to repay our existing debt, including the Notes, continue to operate our business, respond to competitive pressures or fund our operations. As a result, we may be required to significantly reduce, reorganize, discontinue or shut down our operations. Any such failure could also cause us to become insolvent or enter bankruptcy proceedings.

Our inability to access and employ the cash that collateralizes our outstanding and future letters of credit may impact our liquidity.

As of December 31, 2024, we had $13.6 million in restricted cash, which was comprised of $12.6 million to secure the letter of credit to support the development and leasing of our Campus Headquarters and $1.0 million to secure a letter of credit associated with a new co-manufacturer in Europe. Our inability to access and employ the cash that collateralizes our outstanding and future letters of credit may impact our liquidity and could have an adverse impact on our business, operations and financial condition.

Adverse developments affecting the financial services industry could adversely affect our current and projected business operations, our financial condition and results of operations.

If failures in financial institutions occur where we hold deposits, we could experience additional risk and any such loss or limitation on our cash and cash equivalents would adversely affect our business. In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on terms favorable to us, or at all, and could have material adverse impacts on our liquidity, our business, financial condition or results of operations, and our prospects. Our business may be adversely impacted by these developments in ways that we cannot predict at this time, there may be additional risks that we have not yet identified, and we cannot guarantee that we will be able to avoid negative consequences directly or indirectly from any failure of one or more banks or other financial institutions.

Risks Related to the Environment, Climate and Weather

A major earthquake, tsunami, tornado, wildfire, flood, drought or other natural disaster or severe weather event could seriously disrupt our entire business.

We have offices, internal manufacturing and co-manufacturing facilities located in the United States and internationally. The impact of a major earthquake, tsunami, tornado, flood, wildfire, drought or other natural disaster or severe weather event at any of these facilities on our overall operations is difficult to predict, but such a natural disaster or severe weather event could seriously disrupt our entire business and lead to substantial losses, which may not be covered by insurance. Additionally, to the extent such events become more frequent or intense, such as a result of climate change, it may adversely impact the cost or availability of such insurance.

Climate change may negatively affect our business and operations.

Increasing concentrations of greenhouse gases in the atmosphere have generally been concluded to lead to increased ambient global temperatures, as well as changes in weather patterns and the frequency and severity of extreme weather and natural disasters. Adverse climate conditions, weather patterns and the impact of such conditions and patterns such as drought, flood, wildfires, mudslides and rising ambient temperatures adversely impact product cultivation conditions for farmers and agricultural productivity, including by disrupting ecosystems and severely altering the growing conditions, nutrient levels, soil moisture and water availability necessary for the growth and cultivation of crops, which would adversely affect the product quality, availability or cost of certain commodities that are necessary for our products, such as yellow peas, sunflowers, rice, faba bean, avocado oil, canola oil and coconut oil. Water is a key ingredient in our products. Due to climate-related events, we may also be subjected to decreased availability of water, deteriorated quality of water or less favorable pricing for water, which could adversely impact our manufacturing and distribution operations. These and other changes to the physical environment may adversely impact our operations or those of the suppliers on whom we rely. While we may take various actions to mitigate our business risks associated with climate change, this may require us to incur substantial costs and may not be successful, due to, among other things, the uncertainty associated with the longer-term projections associated with managing climate risks.

Risks Related to Being a Public Company

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We continue to upgrade our information technology systems and implement additional financial and management controls, reporting systems and procedures in order to keep up with the requirements of being a reporting company under the Exchange Act.

As a public company, we are required to document and test our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We have and will continue to expend significant resources in developing the necessary documentation and testing procedures required by Section 404. We cannot be certain that the actions we have and will continue to take to improve our internal controls over financial reporting will be sufficient.

Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act is accumulated and communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements or insufficient disclosures due to error or fraud may occur and not be detected.

Risks Related to Regulatory and Legal Compliance Matters, Litigation and Legal Proceedings

Our operations are subject to FDA governmental regulation and other foreign, federal, state and local regulation, and there is no assurance that we will be in compliance with all regulations.

Our operations are subject to extensive regulation by the FDA, and other foreign, federal, state and local authorities. Specifically, for products manufactured or sold in the United States we are subject to the requirements of the Federal Food, Drug and Cosmetic Act ("FDCA") and regulations promulgated thereunder by the FDA.

This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, labeling and safety of food. Under this program, the FDA requires that facilities that manufacture food products comply with a range of requirements, including hazard analysis and preventive controls regulations, current good manufacturing practices ("cGMPs"), and supplier verification requirements. Similarly, the FDA requires compliance with specific labeling requirements under the FDCA, including requirements regarding nutrient content claims about specific nutrients (such as saturated fat and protein) and the "healthy" nutrient content claim. The FDA recently finalized a rule that updates the requirements for a "healthy" claim that will impact our ability to use that claim in the future. The FDA has also proposed to require front of package nutrition labeling; if this requirement is finalized, it will impact our packaging in the U.S. and we will need to make changes in order to comply.

Comparable regulations apply in foreign jurisdictions such as the European Union, the United Kingdom and China. Our processing and manufacturing facilities, including those of our co-manufacturers, are subject to periodic inspection by foreign, federal, state and local authorities. We do not control the manufacturing processes of, and rely upon, our co-manufacturers for compliance with cGMPs for the manufacturing of our products by our co-manufacturers. If we or our co-manufacturers cannot successfully manufacture products that conform to our specifications and the strict regulatory requirements of the FDA or other non-U.S. regulators, we or they may be subject to adverse inspectional findings or enforcement actions, which could materially impact our ability to market our products, could result in our inability to manufacture our products or our co-manufacturers' inability to continue manufacturing for us, or could result in a recall of our product that has already been distributed. In addition, we rely upon our co-manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable state, local or foreign regulatory authority determines that we or these co-manufacturers have not complied with the applicable regulatory requirements, our business may be materially impacted.

We seek to comply with applicable regulations through a combination of employing internal experience and expert personnel to ensure quality-assurance compliance (i.e., assuring that our products are not adulterated or misbranded) and contracting with third party laboratories that conduct analyses of products to ensure compliance with nutrition labeling requirements and to identify any potential contaminants before distribution. In the U.S., all of these requirements are subject to change, and enforcement priorities are also subject to change, based on political factors (e.g., changes in the presidential administration and resulting changes in key positions within the United States Department of Health and Human Services and FDA and agency policies) and also based on nutrition science (e.g., changes to the Dietary Guidelines for Americans, which are issued every five years). Failure by us or our co-manufacturers to comply with applicable laws and regulations or maintain permits, licenses or registrations relating to our or our co-manufacturers' operations could subject us to civil remedies or penalties, including fines, injunctions, recalls or seizures, warning letters, restrictions or prohibitions on the marketing or manufacturing of products, or refusals to permit the import or export of products, as well as potential criminal sanctions, which could result in increased operating costs resulting in a material effect on our operating results and business.

We are subject to international regulations that could adversely affect our business and results of operations.

We are subject to extensive regulations internationally where we manufacture, distribute and/or sell our products. Our products are subject to numerous food safety and other laws and regulations relating to the sourcing, manufacturing, composition and ingredients, storing, labeling, marketing, advertising and distribution of these products. For example, in early 2018, we received an inquiry from Canadian officials about the labeling and composition of products that we export to Canada. We responded promptly to that inquiry, identifying minor formulation changes that we made under Canadian regulations. If regulators determine that the labeling, advertising and/or composition of any of our products is not in compliance with foreign law or regulations, or if we or our co-manufacturers otherwise fail to comply with applicable laws and regulations in foreign jurisdictions where we operate and market products, we could be subject to civil remedies or penalties, such as fines, injunctions, recalls or seizures, warning letters, restrictions on the marketing or manufacturing of the products, or refusals to permit the import or export of products, as well as potential criminal sanctions. In places like Mainland China, government inquiries into product labeling and advertising can be prompted by random inspections of our product on the market by local government authorities or complaints by consumers or competitors to the authorities. The consequences of a labeling or advertising violation in China can lead not only to fines from administrative authorities but also to multiple individual consumer lawsuits for nominal damages in the hundreds of dollars each, which can be costly to defend. In addition, enforcement of existing laws and regulations, changes in legal requirements and/or evolving interpretations of existing regulatory requirements may result in increased compliance costs and create other obligations, financial or otherwise, that could adversely affect our business, financial condition or operating results. For example, China has recently introduced new regulations on food manufacturing and it may introduce new Food Labeling Supervision Measures that could increase restrictions and require changes to our labels. In addition, with our international operations, we could be adversely affected by violations of the FCPA, and similar worldwide anti-bribery laws, which generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials or other third parties for the purpose of obtaining or retaining business. While our policies mandate compliance with these anti-bribery laws, our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees, contractors or agents. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations, cash flows and financial condition.

Any changes in, or changes in the interpretation of, applicable laws, regulations or policies of the FDA or U.S. Department of Agriculture (the "USDA"), state regulators or similar foreign regulatory authorities that relate to the use of the word "meat" or other similar words in connection with plant-based meat products could adversely affect our business, prospects, results of operations or financial condition.

The FDA and the USDA, state regulators or similar foreign regulatory authorities, such as Health Canada or the CFIA, or authorities of the U.K., the EU or the EU member states, or China, including the State

50

Administration for Market Regulation and its local counterpart agencies, could take action to impact our ability to use the term "meat" or similar words (such as "beef," "burger" or "sausage," including the Beyond Meat logo of the Caped Longhorn superhero) to describe or advertise our products. In addition, a food may be deemed misbranded if its labeling is false or misleading in any particular way, and the FDA, CFIA, EU member state authorities or other regulators could interpret the use of the term "meat" or any similar phrase(s) to describe our plant-based meat products as false or misleading or likely to create an erroneous impression regarding their composition.

For example, the state of Missouri prohibits any person engaged in advertising, offering for sale, or sale of food products from misrepresenting a product as meat that is not derived from harvested production livestock or poultry. The state of Missouri Department of Agriculture has clarified its interpretation that products which include prominent disclosure that the product is "made from plants," or comparable disclosure such as through the use of the phrase "plant-based," are not misrepresented under the Missouri law. Additional states, including Arkansas, Georgia, Mississippi, Louisiana, Oklahoma, South Dakota, Texas and Wyoming, have subsequently passed similar laws, and legislation that would impose specific requirements on the naming of plant-based meat products has been introduced, but not enacted, in other states. The United States Congress considered (but did not pass) federal legislation, called the Real MEAT Act, that could require changes to our product labeling and marketing, including identifying products as "imitation" meat products, and that would give USDA certain oversight over the labeling of plant-based meat products. If similar bills gain traction and ultimately become law, we could be required to identify our products as "imitation" on our product labels. Further, the FDA recently issued draft guidance on naming plant-based meat alternatives that could impact our naming conventions on various products; while not binding, the guidance, when finalized, will reflect the FDA's current thinking and expectations. Canadian Food and Drug Regulations also provide requirements for "simulated meat" products, including requirements around composition and naming.

In Europe, the Agriculture Committee of the European Parliament proposed in May 2019 to reserve the use of "meat" and meat-related terms and names for products that are manufactured from the edible parts of animals. In October 2020, the European Parliament rejected the adoption of this provision. In the absence of European Union legislation, it was unclear whether member states remained free to establish national restrictions on meat-related names. In June 2020, France adopted a law prohibiting names to indicate foodstuffs of animal origin to describe, market or promote foodstuffs containing vegetable proteins. In October 2021, France published a draft implementing decree (the "Contested Decree") to define, for example, the sanctions in case of non-compliance with the new law, and the Contested Decree went into effect in 2022. At the time, the Company took the view that the Contested Decree did not comply with the laws of the EU, in particular the principle of free movement of goods. In July 2022, at the request of a trade association, the French High Administrative Court partially suspended the execution of the Contested Decree. The Company filed an application for annulment against the Contested Decree and intervened in favor of the trade association in their pending case against the Contested Decree. Several plant-based companies filed voluntary intervention in support of the Company's case on April 20, 2023. On July 12, 2023, the French High Administrative Court decided to refer the case to the CJEU. The CJEU was asked to decide on the lawfulness of the Contested Decree banning "meaty" names for plant-based protein under EU law. The procedure before the CJEU started on August 22, 2023, and the Company filed its submission on October 31, 2023. On January 15, 2024, the CJEU closed the written procedure. The period to request an oral hearing closed on February 5, 2024.

In parallel to the litigation before the CJEU against the Contested Decree, on August 23, 2023, France published a proposal for a new decree replacing the Contested Decree (the "New Decree"). The New Decree removed some of the Contested Decree's most open-ended language, but essentially maintained the prohibition on meaty names for plant-based proteins. The New Decree was subject to administrative review procedure by the European Commission (the EU's executive body) and the EU member states other than France. The six-months standstill period under that procedure ended on February 23, 2024. The Company supported plant-based protein trade associations against the New Decree. On February 26, 2024, the New Decree was adopted. However, on April 10, 2024, the French High Administrative Court decided once again to postpone the applicability of the New Decree. The interim relief judge noted that there were serious doubts as to whether such national measures could be adopted based on EU law, which had already prompted the CJEU litigation.

In this context, on March 1, 2024, the CJEU requested the French High Administrative Court to provide its view on the impact of the adoption of the New Decree on the litigation against the Contested Decree, and whether it should be declared moot or it should be allowed to proceed. On March 14, 2024, the French High Administrative Court responded to the CJEU's request for information asking it to rule in the proceedings. On April 15, 2024, the CJEU decided that the litigation against the Contested Decree would proceed, and that an oral hearing was not necessary. On October 4, 2024, the CJEU rendered its judgment.

The judgment of the CJEU determined that the manner in which the Contested Decree seeks to ban meat names for plant-based foods is unlawful under EU law. It sets a precedent on the extent to which EU member states may regulate the naming of plant-based foods at the national level in the absence of harmonization at the EU level. In its judgment, the CJEU also ruled that "meat" is defined under EU law as "edible parts of certain animals." The Company is taking the view that the CJEU's interpretation only affects the use of the term in the sales denomination on the label and not the use of the term in marketing and advertising materials. Following the CJEU's judgment, the case was referred to the French High Administrative Court, which, on January 28, 2025, annulled the Contested Decree and the New Decree. Beyond Meat will be reimbursed by the French State for legal costs incurred in challenging the Contested Decree, for a total of 3,000 euros.

France was the first EU member state to adopt such a law, but others followed. On December 16, 2023, an Italian law prohibiting names to indicate foodstuffs of animal origin to describe, market or promote foodstuffs containing vegetable proteins ("Italian Law") entered into force. The Italian Law requires the Ministry of Agriculture to adopt a decree with the names that may not be used to describe plant-based products by February 16, 2024. However, on January 29, 2024, the European Commission issued a formal letter informing the Italian government that the Italian Law was adopted in violation of EU law, and is thus not applicable or enforceable. On February 28, 2024, the Italian Minister for Agriculture confirmed that the adoption of an implementing decree is currently suspended. We are not aware of any steps taken by the Italian government to adopt the implementing decree, nor have the authorities attempted to enforce the Italian Law. The judgment of the CJEU concerning the French ban will likely affect the approach taken by Italy in the future.

Separately, on December 5, 2023, Poland published a draft decree banning the use of meaty names to designate plant-based products. We are not aware of any additional developments in the legislative process. In June 2024, a Polish association of breeders requested that the Ministry of Agriculture advance the decree and regulate the use of meaty names. The judgment of the CJEU concerning the French ban will likely affect the approach taken by Poland in the future.

The CJEU judgment has provided clarification on the ability of EU member states to adopt national legislation with respect to sales denominations for plant-based products in the absence of harmonization at the EU level. EU member states may reflect on the CJEU judgment and take a position on whether to adopt national measures. Such measures could affect our ability to use certain terms for our plant-based products in the future.

Moreover, in light of the CJEU judgment, EU member state regulatory authorities may take action with respect to the use of the term "meat" or similar terms in advertising materials and other labeling (beyond the sales denomination), such that we are unable to use those terms with respect to our plant-based products, we could be subject to enforcement action or recall of our products marketed with these terms, we may be required to modify our marketing strategy, or required to identify our products as "imitation" in our product labels, and our business, prospects, results of operations or financial condition could be adversely affected.

Increases in income tax rates or changes in income tax laws could have a material adverse impact on our financial results.

Increases in income tax rates or other changes in tax laws, including changes in how existing tax laws are interpreted or enforced, could adversely affect our financial performance. The increasingly complex global tax environment has in the past and could continue to increase tax uncertainty, resulting in higher compliance costs and adverse effects on our financial performance. We are also subject to regular reviews, examinations and audits by numerous taxing authorities with respect to income and non-income based taxes. Economic and political pressures to increase tax revenues in jurisdictions in which we operate, or the adoption of new or reformed tax legislation or regulation, may make resolving tax disputes more difficult and the final resolution of tax audits and any related litigation can differ from our historical provisions and accruals, resulting in an adverse effect on our financial performance.

Litigation or other legal or regulatory proceedings could expose us to significant liabilities and have a negative impact on our reputation or business.

Our business exposes us to significant potential risk from lawsuits, investigations, inquiries, examinations and other legal or regulatory proceedings. As a result, from time to time, we may be party to various claims and proceedings. We evaluate these claims and proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes or losses may differ materially from our assessments and estimates. For information regarding pending legal proceedings, please see Item 3, *Legal Proceedings,* and Note 10, *Commitments and Contingencies*, to the Notes to Consolidated Financial Statements included elsewhere in this report.

Even when not merited, the attention these lawsuits, investigations, examinations and other legal or regulatory proceedings require, and the defense of any lawsuits or other proceedings, may divert our management's attention and may cause us to incur significant expenses. The results of such proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could have a material adverse effect on our financial position, cash flows and results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to self-insured retentions, various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

General Risk Factors

Our share price has been and may continue to be highly volatile, and you could lose all or part of your investment.

The market price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations in response to many factors discussed in this "*Risk Factors*" section, including:

- general economic, market and political conditions, including the impact of inflation and higher interest rates across the economy and negative effects on consumer confidence and spending levels;

- a further decrease in demand, and the underlying factors negatively impacting demand, in the plant-based meat category, which may continue to impact demand for our products;

- actual or anticipated fluctuations in our financial condition and operating results, including fluctuations in our quarterly and annual results;

- announcements of innovations by us or our competitors;

- announcement by competitors or new market entrants of their entry into or exit from the plant-based meat market;

- overall conditions in our industry and the markets in which we operate;

- market conditions or trends in the packaged food sales industry or in the economy as a whole;

- addition or loss of significant customers or other developments with respect to significant customers;

- adverse developments concerning our manufacturers or suppliers;

- changes in laws or regulations applicable to our products or business;

- our ability to effectively manage our cost-reduction initiatives and market expectations with respect to our cost-reduction initiatives;

- speculation regarding public customer announcements or geographic expansion;

- actual or anticipated changes in our growth rate relative to our competitors;

- announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

- additions or departures of key personnel;

- competition from existing products or new products that may emerge;

- issuance of new or updated research or reports about us or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

- our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

- fluctuations in the valuation of companies perceived by investors to be comparable to us;

- disputes or other developments related to proprietary rights, including patents, and our ability to obtain intellectual property protection for our products;

- litigation or regulatory matters;

- announcement or expectation of additional financing efforts;

- our cash position;

- our indebtedness and ability to pay such indebtedness, as well as our ability to comply with covenants under our credit agreement;

- sales of our common stock by our stockholders;

- issuance of equity or debt;

- share price and volume fluctuations attributable to inconsistent trading volume levels of our common stock;

- changes in accounting practices;

- ineffectiveness of our internal controls;

- short-selling of our common stock;

- negative media or marketing campaigns undertaken by our competitors or lobbyists supporting the meat industry;

- the public's response to publicity relating to the health aspects or nutritional value of our products;

- the effects of COVID-19 and any other pandemic, epidemic or other public health crisis; and

- other events or factors, many of which are beyond our control.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes, tariffs, international currency fluctuations, or the effects of disease outbreaks or pandemics (such as COVID-19), may negatively impact the market price of our common stock. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. For example, we are currently subject to a securities case filed against us alleging federal securities law violations with respect to past disclosure. We are also currently subject to multiple shareholder derivative lawsuits related, in part, to the securities case. Securities litigation, and any other type of litigation, brought against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business and adversely affect our results of operations.

Future sales or issuances of our common stock in the public market could cause our share price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. For example, we may sell additional shares of common stock in public or private offerings, or pursuant to our ATM Program, and may also sell securities convertible into common stock. In addition, 8,234,230 shares of our common stock are reserved for potential issuance upon the conversion of the Notes.

We expect to raise significant additional capital through the issuance of equity and/or debt securities, and/or incur other indebtedness to continue to fund our operations and repay our indebtedness in the future. To continue bolstering and restructuring our balance sheet, subject to our compliance with applicable laws, the applicable requirements of the Equity Distribution Agreement with B. Riley, as sales agent, under the ATM Program, and market conditions, we expect to raise additional capital through the issuance of equity and/or debt securities in 2025, through the ATM Program or otherwise, which will result in additional dilution to our existing stockholders and may negatively impact the market price of our common stock. Any issuance of equity or debt securities may be for cash or in exchange for our outstanding Notes, which could have a highly dilutive effect on current stockholders and could negatively affect the trading price of our common stock. In addition to resulting in additional dilution to our existing stockholders or negatively affecting the trading price of our common stock, any such potential financings may result in the imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. Furthermore, any such securities issued pursuant to potential financings may include rights that are senior to our shares of common stock.

Sales of our common stock, by us or otherwise, or the perception in the market that the holders of a large number of shares of our common stock intend to sell shares, could reduce the market price of our common stock. We cannot predict the size of future sales or issuances of our common stock or securities convertible into our common stock or the effect, if any, that any such future sales or issuances will have on the market price of our common stock.

If securities or industry analysts issue an adverse or misleading opinion regarding our business or publish unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if any of the analysts who cover us downgrade our stock or issue an adverse or misleading opinion regarding us, our business model or our stock performance, or if our operating results fail to meet the expectations of the investor community, our share price could decline.

We have never paid dividends on our capital stock and we do not intend to pay dividends for the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.

We have never declared or paid any dividends on our common stock and do not intend to pay any dividends in the foreseeable future. We anticipate that we will retain all of our future earnings for use in the operation of our business and for general corporate purposes. Accordingly, investors should rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our restated certificate of incorporation and our amended and restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

- providing for a classified board of directors with staggered, three-year terms;

- authorizing our board of directors to issue preferred stock with voting or other rights or preferences that could discourage a takeover attempt or delay changes in control;

- prohibiting cumulative voting in the election of directors;

- providing that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

- prohibiting the adoption, amendment or repeal of our amended and restated bylaws or the repeal of the provisions of our restated certificate of incorporation regarding the election and removal of directors without the required approval of at least 66.67% of the shares entitled to vote at an election of directors;

- prohibiting stockholder action by written consent;

- limiting the persons who may call special meetings of stockholders; and

- requiring advance notification of stockholder nominations and proposals, including without limitation, compliance with the requirements of Rule 14a-19 under the Exchange Act, as applicable.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, the provisions of Section 203 of the Delaware General Corporate Law, or the DGCL, govern us. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time without the consent of our board of directors.

These and other provisions in our restated certificate of incorporation and our amended and restated bylaws and under Delaware law could discourage potential takeover attempts, reduce the price investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions.

Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for:

•   any derivative action or proceeding brought on our behalf;

•   any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers, employees or agents to us or our stockholders;

•   any action asserting a claim against us arising pursuant to any provision of the DGCL, our restated certificate of incorporation, or our amended and restated bylaws;

•   any action to interpret, apply, enforce or determine the validity of our restated certificate of incorporation or our amended and restated bylaws; and

•   any action asserting a claim against us that is governed by the internal affairs doctrine;

with our amended and restated bylaws providing that stockholders will have been deemed to consent to the personal jurisdiction of the state and federal courts in the State of Delaware for such actions. In addition, our restated certificate of incorporation provides that with respect to any derivative action or proceeding brought on our behalf to enforce any liability or duty created by the Exchange Act or the rules and regulations thereunder, the exclusive forum will be the federal district courts of the United States of America. Our restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

Our ability to utilize our federal net operating loss and tax credit carryforwards may be limited under Sections 382 and 383 of the Internal Revenue Code (the "Code").

As of December 31, 2024, the Company has accumulated federal, state and foreign net operating loss carryforwards of approximately $1.2 billion, $477.5 million and $107.1 million, respectively. Approximately $1.1 billion of the federal net operating losses and $76.1 million of the state net operating losses do not expire and the remaining federal, state and foreign tax loss carryforwards begin to expire in 2031, 2031 and 2025 respectively, unless previously utilized. Utilization of the Company's net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Code and similar state provisions.

The limitations apply if a corporation undergoes an "ownership change," which is generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period. We have experienced several ownership changes none of which is expected to result in a material limitation on the future use of our net operating loss and credit carryforwards generated prior to these ownership changes. However, any future changes in our stock ownership, which may be outside of our control, may trigger an ownership change and, consequently, Section 382 and 383 limitations. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards and other tax attributes to offset such taxable income may be subject to limitations, which could potentially result in increased future income tax liability to us. We are currently analyzing whether and to what extent we have experienced an ownership change pursuant to Section 382; and to the extent such change occurred, the impact to the availability of our tax attributes.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 1C. CYBERSECURITY.

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program that is designed to protect the confidentiality, integrity, and availability of the Company's data and systems. Our cybersecurity risk management program includes a cybersecurity incident response plan.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF 2.0). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF 2.0 as a guide to help us identify, assess and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program, and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational and financial risk areas.

Our cybersecurity risk management program includes:

- A risk assessment process designed to help identify material cybersecurity risks to our critical systems, information, services, and our broader enterprise IT environment;

- A security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

- The use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;

- Cybersecurity awareness training of our employees, incident response personnel, and senior management;

- A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- A third party risk management process for service providers, suppliers, and vendors.

As of the date of this filing, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. For additional information, see Part I, Item 1A. *Risk Factors—Risks Related to Our Intellectual Property, Information Technology, Cybersecurity and Privacy—A cybersecurity incident, other technology disruptions or failure to comply with laws and regulations relating to privacy and the protection of data relating to individuals could negatively impact our business, our reputation and our relationships with customers.*

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and in February 2024, delegated to the risk committee of the board of directors ("Risk Committee") oversight of cybersecurity risks and incidents and any other risks and incidents relevant to the Company's computerized information system controls and security. Prior to February 2024, the board of directors had delegated this oversight to the audit committee of the board of directors. The Risk Committee oversees management's implementation of our cybersecurity risk management program.

The Risk Committee receives annual reports from management on our cybersecurity risks. In addition, management updates the Risk Committee, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential. The Risk Committee reports to the full board of directors regarding its activities.

Our IT team, including our Director of IT, is responsible for assessing and managing our material risks from cybersecurity threats. The IT team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Members of our IT team have over 10+ years of experience in operations technology support across multiple industries. The team holds industry standard certifications, related to System, Security and Network Administration, and are required to complete security awareness training multiple times per year.

Our IT team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us; and alerts and reports produced by security tools deployed in the IT environment.

ITEM 2. PROPERTIES.

Our principal facilities, which are leased except where otherwise indicated, are as follows:

Primary Use	Location	Approximate Area (SF)	Expiration of Lease
United States:			
Production of woven protein and dry blend flavor systems	Columbia, MO	26,000	6/30/2025
Production of woven protein and dry blend flavor systems	Columbia, MO	64,000	8/01/2028
Warehousing and dry blending	Columbia, MO	142,000	Owned
Production of finished goods	Devault, PA	86,000	Owned
Corporate headquarters, lab and innovation ("Campus Headquarters")[1]	El Segundo, CA	282,000	11/30/2033
International:			
Production of woven protein and dry blend flavor systems	Enschede, the Netherlands	46,000	Owned
Production of woven protein and finished goods	Jiaxing, China	38,000	9/09/2027
Research and development	Shanghai, China	12,000	1/11/2030

_____

(1) As of December 31, 2024, Phase 1-A and Phase 1-B consisting of approximately 142,000 rentable square feet has been completed and delivered to the Company. See Note 10, *Commitments and Contingencies*, to the Notes to Consolidated Financial Statements included elsewhere in this report.

In 2022, we entered into an agreement to purchase certain property on a neighboring site to our manufacturing facility in Europe located in Enschede, the Netherlands, for cash consideration of approximately €6.3 million, of which a €0.9 million deposit was made during 2022. Given our intention to reduce our overall operating expenses and cash expenditures, on February 2, 2024, we terminated the purchase agreement and entered into a lease agreement with the subsequent purchaser of the property to lease the approximately 114,000 square foot property, which is being used as a warehouse.

ITEM 3. LEGAL PROCEEDINGS.

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. The Company establishes an accrued liability for legal matters when those matters present loss contingencies that are both probable and estimable. For a description of our material pending legal proceedings, please see Note 10, *Commitments and Contingencies*, to the Notes to Consolidated Financial Statements included elsewhere in this report. Although the outcome of these and other claims cannot be predicted with certainty, other than the settlement of certain actions, management is not currently able to estimate the reasonable possible amount of loss or range of loss and does not believe that it is probable that the ultimate resolution of the current matters will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, the final results of any current or future proceeding cannot be predicted with certainty, and until there is final resolution on any such matter that we may be required to accrue for, we may be exposed to loss in excess of the amount accrued. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.


PART II


ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock began trading on the Nasdaq Global Select Market under the symbol "BYND" on May 2, 2019. Prior to that date, there was no public trading market for our common stock.

Holders

As of March 4, 2025, there were 149 holders of record of our common stock. This number does not include beneficial owners whose shares are held by nominees in street name.

Dividends

The Company has not declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock.

Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, or otherwise subject to the liabilities under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The following graph depicts the total cumulative stockholder return on our common stock from December 31, 2019 through December 31, 2024, relative to the performance of the NASDAQ Composite Index and the S&P Food and Beverage Select Industry Index, a peer group that includes Beyond Meat. The graph assumes an initial investment of $100.00 at the close of trading on December 31, 2019 and that all dividends paid by companies included in these indices have been reinvested. The performance shown in the graph below is not intended to forecast or be indicative of future stock price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Beyond Meat, Inc., the NASDAQ Composite Index,
and the S&P Food & Beverage Select Industry Index

— Beyond Meat, Inc.
— NASDAQ Composite
— S&P Food & Beverage Select Industry Index

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in Part I, Item 1A. Risk Factors, and Note Regarding Forward-Looking Statements included elsewhere in this report. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this report.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations included in this document generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 that are not included in this document can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Overview

Beyond Meat is a leading plant-based meat company, offering a portfolio of revolutionary plant-based meats. We build meat directly from plants, an innovation that enables consumers to experience the taste, texture and other sensory attributes of popular animal-based meat products while enjoying the nutritional and environmental benefits of eating our plant-based meat products. Our brand promise, "Eat What You Love," represents a strong belief that there is a better way to feed our future and that the positive choices we all make, no matter how small, can have a great impact on our personal health and the health of our planet. By shifting from animal-based meat to plant-based meat, we can positively impact four growing global issues: human health, climate change, constraints on natural resources and animal welfare.

We sell a range of plant-based meat products across our three core platforms of beef, pork and poultry. As of December 2024, Beyond Meat branded products were available at approximately 129,000 retail and foodservice outlets in more than 65 countries worldwide, across mainstream grocery, mass merchandiser, club store and natural retailer channels, and various food-away-from-home channels, including restaurants, foodservice outlets and schools. The number of retail and foodservice outlets where Beyond Meat branded products are available was derived from rolling 52-week data as of December 2024 and excludes outlets unique to Beyond Meat Jerky, which we discontinued in 2024 as part of our Global Operations Review.

Net revenues decreased to $326.5 million in 2024 from $343.4 million in 2023, representing a 4.9% decrease. We have generated losses since inception. Net loss in 2024 and 2023 was $160.3 million and $338.1 million, respectively, as weak demand, driven by prolonged softness in demand in the category and for our products in certain channels and regions and increased competition, among other things, resulted in declines in our net revenues that we were unable to offset with commensurate cost reductions. Our operating environment continues to be affected by uncertainty related to macroeconomic issues, including ongoing, further weakened demand in the plant-based meat category, inflation, higher interest rates, current and proposed future tariffs, and potential recessionary concerns, among other things, all of which have had and could continue to have unforeseen impacts on our actual realized results. In recent periods, our net revenues, gross profit, gross margin, earnings and cash flows have been adversely impacted by the following, each of which may continue to impact our business and financial condition in the future:

- unfavorable changes in our product sales mix, including the launch of new products, which may carry lower margin profiles relative to existing products, increased sales generally carrying a lower selling price per pound as a percentage of our total sales to strategic QSR customers, and lower demand for our core products;

- continued weak demand and its resultant impact on our sales due to slower category growth, particularly for refrigerated plant-based meat;

- unfavorable changes in consumers' perceptions about the health attributes of plant-based meats and increased competitive activity;

- deceleration of the adoption of plant-based meat across Europe and our ability to successfully launch extended shelf-life products, which could negatively impact our ability to expand distribution of our products;

- the impact of high inflation and the plant-based meat sector's premium pricing relative to animal protein, which have caused and could continue to cause consumers to avoid plant-based meat or trade down into cheaper forms of protein, including animal meat, beans and other non-animal meat protein sources;

- negative impacts on capacity utilization as a result of lower than anticipated demand and, therefore, production volumes, which have in the past and could in the future give rise to increased costs per unit, underutilization fees, termination fees and other costs to exit certain supply chain arrangements and product lines, and/or the write-down or write-off of certain equipment and other fixed assets and impairment charges, driving less leverage on fixed costs and delaying the speed at which cost savings initiatives positively impact our financial results;

- changes in forecasted demand, including for our core products—namely Beyond Burger, Beyond Beef, Beyond Chicken, Beyond Steak and Beyond Sausage—and others;

- managing inventory levels, including sales to liquidation channels at lower prices, write-down or write-off of obsolete inventory, or increase in inventory provision;

- changes in our pricing strategy, including actions intended to improve our price competitiveness relative to competing products or to improve profitability, such as price increases of certain of our products in our U.S. retail and foodservice channels that we implemented in 2024;

- increased unit cost of goods sold due to input cost inflation, including higher transportation, storage, raw materials, energy, labor and supply chain costs;

- potential disruption to our supply chain generally caused by distribution and other logistical issues, including the impact of cyber incidents at suppliers and vendors; and

- labor needs at the Company as well as in the supply chain and at customers.

Cost-Reduction Initiatives and Global Operations Review

In response to the difficult environment and the negative impact of certain factors on our business and the overall plant-based meat category, beginning in 2022 we pivoted our focus toward sustainable long-term growth supported by three pillars: (1) driving margin recovery and operating expense reduction through the implementation of lean value streams across our beef, pork and poultry platforms; (2) inventory reduction and cash flow generation through more efficient inventory management; and (3) focusing on near-term retail and foodservice growth drivers while supporting key strategic long-term partners and opportunities.

To reduce operating expenses, in November 2023, we initiated our Global Operations Review, which involves narrowing our commercial focus to certain anticipated growth opportunities, and accelerating activities that prioritize gross margin expansion and cash generation. These efforts have to date included, and may in the future include, the exit or discontinuation of select product lines such as Beyond Meat Jerky; changes to our pricing architecture within certain channels; cash-accretive inventory reduction initiatives; non-cash charges such as provision for excess and obsolete inventory and potential additional impairment charges, write-offs and disposals of fixed assets, and losses on sale and write-down of fixed assets; further optimization of our manufacturing capacity and real estate footprint; planned and future reductions in our workforce; and the planned suspension of our operational activities in China.

As part of this review, on November 1, 2023, our board of directors approved a plan to reduce our workforce by approximately 65 employees, representing approximately 19% of our global non-production workforce (or approximately 8% of our total global workforce).

The following table summarizes the non-cash charges recorded in our consolidated statement of operations for the year ended December 31, 2023 as part of our Global Operations Review:

(in thousands)		2023
Non-cash charges recorded in cost of goods sold:		
Incremental provision for excess and obsolete inventory[1]	$	38,045
Accelerated depreciation on planned write-offs or disposals of fixed assets[2]		23,860
Write-off of prepaid raw materials cost		5,000
Total non-cash charges recorded in cost of goods sold	$	66,905
Non-cash charges recorded in operating expenses :		
Accelerated depreciation on planned write-offs or disposals of fixed assets recorded in research and development expenses	$	962
Loss on sale and write-down of fixed assets recorded in SG&A expenses to fair value		16,639
Total non-cash charges recorded in operating expenses	$	17,601
Total	$	**84,506**

(1) Includes $16.5 million associated with Beyond Meat Jerky. As part of our Global Operations Review, in 2023, we made the decision to discontinue the Beyond Meat Jerky product line and discontinued it in 2024.

(2) Includes $3.6 million associated with Beyond Meat Jerky fixed assets.

On February 24, 2025, our board of directors approved a plan to reduce our workforce in North America and the EU by approximately 44 employees, representing approximately 17% of our global non-production workforce (or approximately 6% of our total global workforce) (the "2025 RIF"). The decision was based on cost-reduction initiatives intended to reduce operating expenses.

In addition, as part of our Global Operations Review, on February 24, 2025, our board of directors approved a plan to suspend our current operational activities in China, which are estimated to cease by the end of the second quarter of 2025. As part of this plan, we are reducing our workforce in China by approximately 20 employees, representing approximately 95% of our China workforce (or approximately 3% of our total global workforce) (the "China RIF"). The decision was based on cost-reduction initiatives intended to reduce operating expenses.

See Note 15, *Subsequent Events,* to the Notes to Consolidated Financial Statements included elsewhere in this report.

We may not be able to fully realize the cost savings and benefits initially anticipated from our cost-reduction initiatives and Global Operations Review, and the realized costs may be greater than expected. See Part I, Item 1A. *Risk Factors—Risks Related to Our Business—Our strategic initiatives to improve our cost structure could have long-term adverse effects on our business, and we may not realize the operational or financial benefits from such actions, including achieving and/or sustaining our profitability and financial performance objectives.*

Components of Our Results of Operations and Trends and Other Factors Affecting Our Business

Net Revenues

We generate net revenues primarily from sales of our products to our customers across mainstream grocery, mass merchandiser, club store and natural retailer channels, and various food-away-from-home channels, including restaurants, foodservice outlets and schools, mainly in the United States, the EU and Canada. Following the initiation of our Global Operations Review, in recent periods, as part of our effort to reduce excess or obsolete inventory and generate incremental cash, we have also generated net revenues from ingredient sales.

We present our net revenues by geography and distribution channel as follows:

Distribution Channel	Description
U.S. Retail	Net revenues from retail sales to the U.S. market and, sales to TPP (as defined below)[1][2]
U.S. Foodservice	Net revenues from restaurant and foodservice sales to the U.S. market
International Retail	Net revenues from retail sales to international markets, including Canada
International Foodservice	Net revenues from restaurant and foodservice sales to international markets, including Canada

_____

(1) Net revenues associated with Beyond Meat Jerky sold to the Planet Partnership, LLC ("TPP") in the years ended December 31, 2024, 2023 and 2022 were $0, $5.3 million and $33.5 million, respectively. As part of our Global Operations Review, in 2023, we made the decision to discontinue the Beyond Meat Jerky product line and discontinued it in 2024.

(2) Includes net revenues from ingredient sales. Net revenues from ingredient sales in the years ended December 31, 2024, 2023 and 2022, were $2.4 million, $0.8 million and $0, respectively.

The following factors and trends in our business have driven net revenue generation in prior periods and are expected to be key drivers of net revenue generation over time, subject to the challenges discussed herein:

• increased penetration across our retail channel, including mainstream grocery, mass merchandiser, club store and natural retailer channels, and our foodservice channel, including increased desire by colleges and schools, foodservice establishments, including large Full Service Restaurant and/or global QSR customers, to add plant-based products to their menus and to highlight and retain these offerings;

• the strength and breadth of our partnerships with global QSR restaurants and retail and foodservice customers;

• the success of our pivot to focus on sustainable long-term growth, including focusing on near-term retail and foodservice growth drivers while supporting key strategic long-term partners and opportunities, and intensifying focus on channels and geographies that are exhibiting revenue growth;

• distribution expansion, increased sales velocity, household penetration, repeat purchases, buying rates (amount spent per buyer) and purchase frequency across our channels, including the success of promotional programs at attracting new users to the plant-based meat category;

• increased international sales of our products across geographies, markets and channels as we seek to expand the breadth and depth of our international distribution and grow our numbers of international customers;

• our operational effectiveness and ability to fulfill orders in full and on time;

• our continued innovation and product commercialization, including the introduction of new products and improvement of existing products, such as our Beyond IV generation of products, that appeal to a broad range of consumers, specifically those who typically eat animal-based meat;

- enhanced marketing efforts and the success thereof, as we continue to build our brand, use our portfolio and marketing to directly counter misinformation about our products and the plant-based meat category, amplify our value proposition around taste, health and planet, serve as a best-in-class partner to both retail and foodservice customers to support product development and category management, and drive consumer adoption of our products;

- investment in in-store execution and field resources focused on shelf availability and presentation, particularly in the U.S. refrigerated meat case, to drive increased sales;

- overall market trends, including consumer awareness and demand for nutritious, convenient and high protein plant-based foods; and

- localized production and third-party partnerships to improve our cost of production and increase the availability, accessibility and speed with which we can get our products to customers internationally.

As we seek to grow our net revenues, we continue to face several challenges, including prolonged, weakened demand within the plant-based meat category overall, broad macroeconomic headwinds, including elevated levels of inflation, high interest rates, waning consumer confidence and potential recessionary concerns in certain geographic regions, adverse changes in consumers' perceptions about the health attributes of our products, increased competitive activity in the plant-based meat category, and global events such as the war in Ukraine and the conflict in Israel, Gaza and surrounding areas and their potential impact on availability of raw materials and/or distribution of our products.

We routinely offer sales discounts and promotions through various programs to customers and consumers. These programs include rebates, temporary on-shelf price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. The expense associated with these discounts and promotions is estimated and recorded as a reduction in total gross revenues in order to arrive at reported net revenues. At the end of each accounting period, we recognize a contra asset to Accounts receivable for estimated sales discounts that have been incurred but not paid which totaled $6.8 million and $6.9 million as of December 31, 2024 and 2023, respectively. We continue to face increasing competition across all channels, and we expect that trend to continue, especially if consumers continue to trade down among proteins in the context of significant inflationary pressure. In response, we expect to continue to invest in promotional discounting to address the current consumer trend with more targeted key selling period activations that we expect will allow us to scale back overall trade spending and continue to build brand awareness and increase consumer trials of our products.

In addition, because we do not have any purchase commitments from our distributors or customers, the amount of net revenues we recognize has varied and will vary in the future, from period to period depending on the volume, timing and channels through which our products are sold, and the impact of customer orders ahead of holidays, causing variability in our results. Similarly, the timing of retail shelf resets are not within our control, and to the extent that retail customers change the timing of such events, variability of our results may also increase. Lower customer orders ahead of holidays, shifts in customer shelf reset activity and changes in order patterns of one or more of our large retail customers could cause a significant fluctuation in our quarterly results and could have a disproportionate effect on our results of operations for the entire fiscal year.

Our financial performance also depends on our operational effectiveness and ability to fulfill orders in full and on time. Disruptions in our supply chain could affect customer demand, resulting in orders that may not materialize due to delayed deliveries and subsequent lost sales that we may not be able to recover in full, or at all.

Further, we may not be able to recapture missed opportunities in later periods, for example if the opportunity is related to a significant grilling holiday like Memorial Day weekend, the Fourth of July, or Labor Day weekend. Missed opportunities may also result in missing subsequent additional opportunities. Internal and external operational issues therefore may impact the amount and variability of our results.

Seasonality

Generally, we expect to experience greater demand for certain of our products during the U.S. summer grilling season. In 2024, 2023 and 2022, U.S. retail channel net revenues during the second quarter were 21%, 10% and 16% higher than the first quarter, respectively. While we expected to continue to see additional seasonality effects in 2024, as compared to 2023, we saw more muted effects from seasonality in the third quarter of 2024 as compared to the prior-year periods and the second quarter of 2024, reflecting, in part, pricing actions in our U.S. retail and foodservice channels. In general, any historical effects of seasonality have been more pronounced within our U.S. retail channel, with revenue contribution from this channel generally tending to be greater in the second and third quarters of the year, driven by increased levels of grilling activity, higher levels of purchasing by customers ahead of holidays, the impact of customer shelf reset activity and the timing of product restocking by our retail customers. In an environment of heightened uncertainty from potential recessionary and inflationary pressures, prolonged weakness in the plant-based meat category, competition and other factors impacting our business, we are unable to assess the ultimate impact on the demand for our products as a result of seasonality.

Gross Profit and Gross Margin

Gross profit consists of our net revenues less cost of goods sold. Gross margin is gross profit expressed as a percentage of our net revenues. Our cost of goods sold primarily consists of the cost of raw materials including ingredients and packaging, co-manufacturing fees, direct and indirect labor and certain supply costs, inbound and internal shipping and handling costs incurred in manufacturing our products, warehouse storage fees, plant and equipment overhead, depreciation and amortization expense, provision for excess and obsolete inventory and impairment charges, and accelerated depreciation on write-offs and disposals of fixed assets. Under certain circumstances, our cost of goods sold may also include underutilization and/or termination fees associated with our co-manufacturing agreements.

Subject to potential recessionary and inflationary pressures, prolonged weakness in the plant-based meat category, competition and other factors impacting our business, we continue to expect that long-term gross profit and gross margin improvements will be delivered primarily through:

- implementation of lean value streams across our beef, pork and poultry platforms;

- reviewing and adjusting our pricing architecture within certain channels;

- exiting select product lines in order to eliminate margin-dilutive products or to streamline our supply chain operations;

- improved volume leverage and throughput;

- reduced manufacturing conversion costs driven in part by network consolidation and optimization of our production network;

- greater internalization and geographic localization of our manufacturing footprint;

- finished goods, materials and packaging input cost reductions and scale of purchasing;

- end-to-end production processes across a greater proportion of our manufacturing network;

- scale-driven efficiencies in procurement and fixed cost absorption;

- product and process innovations and reformulations; and

- improved supply chain logistics and distribution costs.

Gross margin improvement may, however, continue to be negatively impacted by reduced capacity utilization if demand for our products continues to decline, investments in our production infrastructure in advance of anticipated demand, which may not materialize within the expected timeframe, investment in production personnel, partnerships and product pipeline, aggressive pricing strategies and increased discounting, increases in inventory provision, write-down or write-off of obsolete inventory and potentially increased sales to liquidation channels at lower prices, changes in our product and customer sales mix, expansion into new geographies and markets where cost and pricing structures may differ from our existing markets, and underutilization fees, termination fees and other costs to exit certain supply chain arrangements and product lines. Gross margin improvement is also expected to continue to be negatively impacted by the impact of inflation and increasing labor costs, materials costs and transportation costs.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of personnel and related expenses for our research and development staff, including salaries, benefits, bonuses, share-based compensation, scale-up expenses, depreciation and amortization expenses on research and development assets, and facility lease costs. Our research and development efforts are focused on enhancements to our existing product formulations and production processes in addition to the development of new products. We expect to continue to invest in research and development over time, as research and development and innovation are core elements of our business strategy, and we believe they represent a critical competitive advantage for us. We believe that we need to continue to innovate in order to capture a larger share of consumers who typically eat animal-based meats. We decreased our research and development expenses in 2024 and expect research and development expenses in 2025 to decrease compared to the levels in 2024 as we continue to focus on reducing and optimizing operating expenses more broadly.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses consist primarily of selling, marketing and administrative expenses, including personnel and related expenses, share-based compensation, outbound shipping and handling costs, non-manufacturing lease expense, depreciation and amortization expense on non-manufacturing and non-research and development assets, charges related to asset write-offs including loss on sale and write-down of fixed assets, consulting fees and other non-production operating expenses. Marketing and selling expenses include advertising costs, share-based compensation awards to non-employee consultants and brand ambassadors, costs associated with consumer promotions, product donations, product samples and sales aids incurred to acquire new customers, retain existing customers and build our brand awareness. Administrative expenses include expenses related to management, accounting, legal, IT and other office functions. We decreased SG&A expenses in 2024 and expect SG&A expenses in 2025 to decrease further from the levels in 2024, as we continue to focus on reducing and optimizing operating expenses more broadly, including as part of the implementation of lean value streams across our beef, pork and poultry platforms.

Reductions-In-Force and Suspension of Operational Activities in China

On November 1, 2023, our board of directors approved a plan to reduce our workforce by approximately 65 employees, representing approximately 19% of our global non-production workforce (or approximately 8% of our total global workforce). This decision was based on cost-reduction initiatives intended to reduce operating expenses. In 2023, we incurred one-time cash charges of approximately $1.8 million in connection with the reduction-in-force, primarily consisting of notice period and severance payments, employee benefits and related costs. These charges were incurred in the fourth quarter of 2023, and the reduction-in-force approved by our board of directors in November 2023 was substantially complete by the end of 2023.

On February 24, 2025, our board of directors approved the 2025 RIF. We currently estimate that we will incur one-time cash charges of approximately $1.0 million to $1.5 million in connection with the 2025 RIF, primarily consisting of severance payments, employee benefits and related costs, in all cases, provided to departing employees. We expect that the majority of these charges will be incurred in the first quarter of 2025, subject to applicable legal requirements, which may delay the time these charges will be incurred beyond the end of the first quarter of 2025. The calculation of the charges we estimate we will incur are subject to uncertainties and based on a number of assumptions, including applicable legal requirements; the actual charges incurred may differ from the estimate disclosed above. In aggregate, the 2025 RIF, combined with the elimination of certain open positions and changes to the executive leadership team, is expected to result in approximately $5.5 million to $6.5 million in cash compensation operating expense savings in 2025, and an additional approximately $1.0 million to $1.5 million in non-cash savings in 2025 related to previously granted, unvested stock-based compensation that would have vested in 2025.

In addition, in furtherance of this goal and as part of our Global Operations Review, on February 24, 2025, our board of directors approved a plan to suspend our current operational activities in China, including the China RIF.

In connection with the suspension of our current operational activities in China, including the China RIF, we currently estimate that we will incur one-time cash charges of approximately $0.5 million to $1.0 million, primarily consisting of severance payments, employee benefits and related costs, in all cases, provided to departing employees, and contract termination costs. We expect that the majority of these charges will be incurred in the first quarter of 2025, subject to applicable legal requirements, which may delay the time these charges will be incurred beyond the first quarter of 2025. In aggregate, the China RIF is expected to result in approximately $0.5 million to $1.0 million in cash compensation operating expense savings in 2025.

In addition, we currently estimate that we will incur one-time non-cash charges of approximately $12.0 million to $17.0 million, primarily related to accelerated depreciation and impairment charges and other write-downs on certain fixed assets in China. We expect that the majority of these charges will be incurred in the first quarter of 2025. The calculation of the charges we estimate we will incur are subject to uncertainties and based on a number of assumptions, including applicable legal requirements and asset disposition plans; the actual charges incurred may differ from the estimates disclosed above.

See Note 15, *Subsequent Events,* to the Notes to Consolidated Financial Statements included elsewhere in this report. Also see Part I, Item 1A. *Risk Factors—Risks Related to Our Business—Our strategic initiatives to improve our cost structure could have long-term adverse effects on our business, and we may not realize the operational or financial benefits from such actions, including achieving and/or sustaining our profitability and financial performance objectives.*

Restructuring Expenses

In 2017, management approved a plan to terminate an exclusive supply agreement with one of our co-manufacturers. On October 18, 2022, the parties entered into a confidential written settlement agreement and mutual release in connection with this matter. See Note 3, *Restructuring*, to the Notes to Consolidated Financial Statements included elsewhere in this report.

Results of Operations

The following table sets forth selected items in our consolidated statements of operations for the respective periods presented:

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Net revenues	$ 326,452	$ 343,376	$ 418,933
Cost of goods sold	284,753	426,031	442,676
Gross profit (loss)	41,699	(82,655)	(23,743)
Research and development expenses	28,149	39,530	62,264
Selling, general and administrative expenses	169,674	220,344	239,505
Restructuring (income) expenses	—	(631)	17,259
Total operating expenses	197,823	259,243	319,028
Loss from operations	$ (156,124)	$ (341,898)	$ (342,771)

The following table presents selected items in our consolidated statements of operations as a percentage of net revenues for the respective periods presented:

	Year Ended December 31,		
	2024	2023	2022
Net revenues	100.0 %	100.0 %	100.0 %
Cost of goods sold	87.2	124.1	105.7
Gross profit (loss)	12.8	(24.1)	(5.7)
Research and development expenses	8.6	11.5	14.9
Selling, general and administrative expenses	52.0	64.2	57.2
Restructuring (income) expenses	—	(0.2)	4.1
Total operating expenses	60.6	75.5	76.2
Loss from operations	(47.8)%	(99.6)%	(81.9)%

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Net Revenues

(in thousands)	Year Ended December 31,		Change	
	2024	2023	Amount	%
U.S.:				
Retail	$ 150,812	$ 155,240	$ (4,428)	(2.9)%
Foodservice	47,584	50,647	(3,063)	(6.0)%
U.S. net revenues	198,396	205,887	(7,491)	(3.6)%
International:				
Retail	$ 59,783	$ 61,723	$ (1,940)	(3.1)%
Foodservice	68,273	75,766	(7,493)	(9.9)%
International net revenues	128,056	137,489	(9,433)	(6.9)%
Net revenues	$ 326,452	$ 343,376	$ (16,924)	(4.9)%

Net revenues in 2024 decreased $16.9 million, or 4.9%, as compared to the prior year, primarily driven by a 10.3% decrease in volume of products sold, partially offset by a 5.9% increase in net revenue per pound. The decrease in volume of products sold primarily reflected weak category demand and price elasticity effects resulting from recent pricing changes. The increase in net revenue per pound was primarily driven by lower trade discounts and price increases of certain or our products, partially offset by unfavorable changes in foreign currency exchange rates and changes in product sales mix. Net revenues from sales of Beyond Meat Jerky to TPP were $0 in 2024, as compared to $5.3 million in 2023, including the recognition of a $2.0 million non-refundable up-front fee in 2023. Net revenues from retail channel sales decreased 2.9% primarily due to unfavorable changes in foreign currency exchange rates, partially offset by lower trade discounts, changes in product sales mix and price increases of certain of our products. Net revenues from foodservice channel sales decreased 8.4%, primarily due to lower international foodservice channel sales primarily reflecting weak category demand.

Net revenues from U.S. retail channel sales in 2024 decreased $4.4 million, or 2.9%, as compared to the prior year, primarily driven by a 12.4% decrease in volume of product sold, partially offset by a 10.8% increase in net revenue per pound. The decrease in volume of products sold primarily reflected weak category demand, price elasticity effects resulting from recent pricing changes and the absence of sales of Beyond Meat Jerky to TPP in 2024. The increase in net revenue per pound was primarily driven by lower trade discounts, price increases of certain of our products and changes in product sales mix. U.S. retail channel net revenues in 2024 included $2.4 million in ingredient sales, as compared to $0.8 million in ingredient sales in 2023. By product, the decrease in U.S. retail channel net revenues was primarily due to decreased sales of Beyond Beef, Beyond Meat Jerky, chicken products including Beyond Chicken Tenders, Beyond Nuggets and Beyond Popcorn Chicken, Beyond Sausage, Beyond Burger and Beyond Meatballs, partially offset by increased sales of Beyond Steak and Beyond Beef Crumbles. Beyond Meat branded products were available at approximately 27,000 U.S. retail outlets as of December 2024.

Net revenues from U.S. foodservice channel sales in 2024 decreased $3.1 million, or 6.0%, as compared to the prior year primarily driven by an 11.6% decrease in volume of products sold, primarily reflecting reduced sales of burger products to a large QSR customer, weak category demand and price elasticity effects resulting from recent pricing changes, partially offset by a 6.2% increase in net revenue per pound, primarily driven by price increases of certain of our products and changes in product sales mix. By product, the decrease in U.S. foodservice channel net revenues was primarily due to decreased sales of Beyond Burger, Beyond Beef and Beyond Beef Crumbles, partially offset by increased sales of chicken products, including Beyond Chicken Tenders and Beyond Chicken Nuggets. Beyond Meat branded products were available at approximately 38,000 U.S. foodservice outlets as of December 2024.

Net revenues from international retail channel sales in 2024 decreased $1.9 million, or 3.1%, as compared to the prior year primarily driven by a 5.5% decrease in volume of products sold, primarily reflecting reduced sales of chicken and ground beef products in the EU, partially offset by increased burger sales. Net revenue per pound increased 2.5% primarily due to changes in product sales mix and lower trade discounts, partially offset by unfavorable changes in foreign currency exchange rates and price decreases of certain of our products. By product, the decrease in international retail channel net revenues was primarily due to decreased sales of certain chicken products including Beyond Chicken Tenders, Beyond Beef and Beyond Sausage, partially offset by increased sales of Beyond Burger and Beyond Steak. Beyond Meat branded products were available at approximately 38,000 international retail outlets as of December 2024.

Net revenues from international foodservice channel sales in 2024 decreased $7.5 million, or 9.9%, as compared to the prior year primarily due to a 9.7% decrease in volume of products sold, primarily reflecting reduced sales of burger products to large QSR customers in certain markets and, to a lesser extent, weak category demand. Net revenue per pound was flat as compared to the prior year as lower trade discounts and price increases in certain of our products were fully offset by changes in product sales mix and unfavorable changes in foreign currency exchange rates. By product, the decrease in international foodservice channel net revenues was primarily due to decreased sales of Beyond Burger, chicken products and Beyond Beef

Crumbles. Beyond Meat branded products were available at approximately 26,000 international foodservice outlets as of December 2024.

The following table presents consolidated volume of our products sold in pounds for the respective periods presented:

| (in thousands) | Year Ended December 31, | | Change | |
	2024	2023	Amount	%
U.S.:				
Retail	28,892	32,971	(4,079)	(12.4)%
Foodservice	7,892	8,923	(1,031)	(11.6)%
International:				
Retail	13,141	13,909	(768)	(5.5)%
Foodservice	20,109	22,272	(2,163)	(9.7)%
Volume of products sold	70,034	78,075	(8,041)	(10.3)%

Cost of Goods Sold

| (in thousands) | Year Ended December 31, | | Change | |
	2024	2023	Amount	%
Cost of goods sold	$ 284,753	426,031	$ (141,278)	(33.2)%

Cost of goods sold decreased $141.3 million, or 33.2%, to $284.8 million in 2024 as compared to the prior year. As a percentage of net revenues, cost of goods sold decreased to 87.2% of net revenues in 2024 from 124.1% of net revenues in the prior year. The decrease in cost of goods sold was primarily due to the absence of costs we incurred as part of our Global Operations Review that were included in cost of goods sold in 2023 and, to a lesser extent, lower volume of products sold and decreased cost per pound. On a per pound basis, cost of goods sold decreased primarily from lower inventory provision, lower depreciation expense, lower logistics costs and lower manufacturing costs, partially offset by higher materials costs.

Cost of goods sold in 2023 included $66.9 million in costs resulting from our Global Operations Review including incremental provision for excess and obsolete inventory, accelerated depreciation on planned write-offs or disposals of fixed assets, and write-off of prepaid raw materials cost. In addition, cost of goods sold in 2023 included contract termination costs associated with certain co-manufacturing agreements in the amount of $4.4 million and additional specific provision, primarily for inventory associated with a large QSR customer in the amount of $6.1 million.

Gross Profit (Loss) and Gross Margin

| (in thousands) | Year Ended December 31, | | Change | |
	2024	2023	Amount	%
Gross profit (loss)	41,699	(82,655)	$ 124,354	150.4 %
Gross margin	12.8 %	(24.1)%	N/A	N/A

Gross profit in 2024 was $41.7 million as compared to a loss of $(82.7) million in the prior year, an increase of $124.4 million or 150.4%. Gross margin in 2024 increased to 12.8% from a negative gross margin of (24.1)% in the prior year, an improvement of 3,690 basis points from the prior year. Gross profit and gross margin in 2024 were positively impacted by a 25.5% decrease in cost of goods sold per pound and a 5.9% increase in net revenue per pound. Improvements in gross profit and gross margin in the U.S. retail and U.S. foodservice channels were, in part, due to the pricing strategy implemented at the beginning of 2024.

As disclosed in Note 2, *Summary of Significant Accounting Policies—Shipping and Handling Costs*, in the Notes to Consolidated Financial Statements included elsewhere in this report, we include outbound shipping and handling costs within SG&A expenses. As a result, our gross profit and gross margin may not be comparable to other entities that present all shipping and handling costs as a component of cost of goods sold.

Research and Development Expenses

	Year Ended December 31,		Change	
(in thousands)	2024	2023	Amount	%
Research and development expenses	$ 28,149	$ 39,530	$ (11,381)	(28.8)%

Research and development expenses in 2024 decreased $11.4 million, or 28.8%, as compared to the prior year. Research and development expenses decreased to 8.6% of net revenues in 2024 from 11.5% of net revenues in the prior year. The decrease in research and development expenses was primarily due to $5.4 million in lower salaries and related expenses resulting from the reduction in headcount, lower expenses from in-sourcing trial production work, lower utilities expense and lower depreciation expense, partially offset by higher scale-up expenses.

SG&A Expenses

	Year Ended December 31,		Change	
(in thousands)	2024	2023	Amount	%
Selling, general and administrative expenses	$ 169,674	$ 220,344	$ (50,670)	(23.0)%

SG&A expenses in 2024 decreased $50.7 million, or 23.0%, to $169.7 million or 52.0% of net revenues in 2024, from $220.3 million or 64.2% of net revenues in the prior year. The decrease in SG&A expenses was primarily due to $19.7 million lower loss on sale and write-down of fixed assets to fair value, $11.2 million in lower marketing expenses including advertising expenses, $8.5 million in lower salaries and related expenses, $5.3 million in lower share-based compensation expense, $4.6 million in lower consulting expenses, $3.5 million in lower bad debt expense, $3.4 million in lower outbound freight expenses, $3.3 million in lower general insurance expenses that included $2.0 million in business interruption insurance recovery associated with a cybersecurity incident at a supplier in 2023 and $2.3 million in lower samples expense, partially offset by $9.8 million in higher legal expenses including $7.5 million in litigation settlement expenses, $1.9 million in higher product donations, $1.8 million in higher lease expense and $1.2 million in higher supply chain expenses. In 2023, SG&A expenses included $16.6 million in non-cash charges from the loss on sale and write-down of fixed assets to fair value resulting from the Global Operations Review, which primarily included the write-down of assets held for sale to their estimated net realizable value less cost to sell.

Restructuring Expenses

In 2017 we terminated an exclusive supply agreement with one of our co-manufacturers due to non-performance under the agreement. As a result, in 2024, 2023 and 2022, we recorded $0, a credit of $(0.6) million, primarily driven by a reversal of certain accruals and restructuring expenses and $17.3 million, primarily related to legal and other expenses associated with the dispute, respectively. As of December 31, 2024 and 2023, there were no accrued unpaid restructuring expenses. On October 18, 2022, the parties entered into a confidential written settlement agreement and mutual release pursuant to which the parties agreed to dismiss with prejudice all claims and cross-claims asserted in the associated cases filed in the Superior Court of the State of California for the County of Los Angeles and the United States District Court for the Central District of California. See Note 3, *Restructuring*, to the Notes to Consolidated Financial Statements, included elsewhere in this report.

Loss from Operations

Loss from operations in 2024 was $156.1 million compared to $341.9 million in the prior year. The decrease in loss from operations was driven by the increased gross profit and reduced operating expenses. Loss from operations in 2024 was negatively impacted by $7.5 million in SG&A expenses related to a class action settlement agreement in connection with the settlement of certain consumer class action lawsuits that originated in 2022.

Total Other (Expense) Income, Net

Total other (expense) income, net, in 2024 of $(4.1) million consisted primarily of $4.1 million in interest expense from the amortization of convertible debt issuance costs and $6.3 million in net realized and unrealized foreign currency transaction losses due to unfavorable changes in foreign currency exchange rates of the Euro and Chinese Yuan, partially offset by $6.0 million in interest income and $0.5 million in subsidies received from the Jiaxing Economic Development Zone Finance Bureau related to our investment in our subsidiary, Beyond Meat (Jiaxing) Food Co., Ltd.

Total other income (expense), net, in 2023 of $7.7 million consisted primarily of $10.8 million in interest income and $1.1 million in net realized and unrealized foreign currency transaction gains due to favorable changes in foreign currency exchange rates of the Euro and Chinese Yuan, partially offset by $4.0 million in interest expense from the amortization of convertible debt issuance costs.

Income Tax Expense

In 2024 and 2023, we recorded income tax (benefit) expense of $(26,000) and $5,000, respectively. These amounts primarily consist of income taxes for state jurisdictions which have minimum tax requirements. No tax benefit was provided for losses incurred because those losses were offset by a full valuation allowance.

Net Loss

Net loss in 2024 was $160.3 million as compared to $338.1 million in the prior year. Net loss per share available to common stockholders in 2024 was $(2.43) as compared to $(5.26) in the prior year. The decrease in net loss was primarily due to higher gross profit and lower operating expenses, partially offset by higher Total other (expense) income, net and a $3.8 million reduction in losses related to TPP. Net loss in 2024 was negatively impacted by $7.5 million in SG&A expenses related to a class action settlement agreement in connection with the settlement of certain consumer class action lawsuits that originated in 2022.

Non-GAAP Financial Measures

We use the non-GAAP financial measures set forth below in assessing our operating performance and in our financial communications. Management believes these non-GAAP financial measures provide useful additional information to investors about current trends in our operations and are useful for period-over-period comparisons of operations. In addition, management uses these non-GAAP financial measures to assess operating performance and for business planning purposes. Management also believes these measures are widely used by investors, securities analysts, rating agencies and other parties in evaluating companies in our industry as a measure of our operational performance. These non-GAAP financial measures should not be considered in isolation or as substitutes for the comparable GAAP measures. In addition, these non-GAAP financial measures may not be computed in the same manner as similarly titled measures used by other companies.

"Adjusted EBITDA" is defined as net loss adjusted to exclude, when applicable, income tax (benefit) expense, interest expense, depreciation and amortization expense, restructuring expenses, share-based compensation expense, accrued litigation settlement costs and Other, net, including interest income and foreign currency transaction gains and losses.

"Adjusted EBITDA as a % of net revenues" is defined as Adjusted EBITDA divided by net revenues.

There are a number of limitations related to the use of Adjusted EBITDA and Adjusted EBITDA as a % of net revenues rather than their most directly comparable GAAP measures. Some of these limitations are:

- Adjusted EBITDA excludes depreciation and amortization expense and, although these are non-cash expenses, the assets being depreciated may have to be replaced in the future increasing our cash requirements;

- Adjusted EBITDA does not reflect interest expense, or the cash required to service our debt, which reduces cash available to us;

- Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;

- Adjusted EBITDA does not reflect restructuring expenses that reduce cash available to us;

- Adjusted EBITDA does not reflect share-based compensation expense and therefore does not include all of our compensation costs;

- Adjusted EBITDA does not reflect accrued litigation settlement costs which reduce cash available to us;

- Adjusted EBITDA does not reflect Other, net, including interest income and foreign currency transaction gains and losses, that may increase or decrease cash available to us; and

- other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

The following table presents the reconciliation of Adjusted EBITDA to its most comparable GAAP measure, net loss, as reported (unaudited):

(in thousands)	Year Ended December 31,		
	2024	2023	2022
Net loss, as reported	$ (160,278)	$ (338,144)	$ (366,137)
Income tax (benefit) expense	(26)	5	32
Interest expense	4,097	3,955	3,966
Depreciation and amortization expense	23,121	48,094	32,582
Restructuring expenses[1]	—	(631)	17,259
Share-based compensation expense	23,923	29,098	33,857
Accrued litigation settlement costs	7,500	—	—
Other, net[2][3]	10	(11,616)	420
Adjusted EBITDA	$ (101,653)	$ (269,239)	$ (278,021)
Net loss as a % of net revenues	(49.1)%	(98.5)%	(87.4)%
Adjusted EBITDA as a % of net revenues	(31.1)%	(78.4)%	(66.4)%

_____

(1) Primarily comprised of legal and other expenses associated with the dispute with a co-manufacturer with whom an exclusive supply agreement was terminated in May 2017. On October 18, 2022, the parties to this dispute entered into a confidential written settlement agreement and mutual release related to this matter. In the year ended December 31, 2023, we recorded a credit of $(0.6) million, in restructuring expenses, primarily driven by a reversal of certain accruals.

(2) Includes $6.3 million, $(1.1) million and $4.9 million in net realized and unrealized foreign currency transaction losses (gains) in the years ended December 31, 2024, 2023 and 2022, respectively.

(3) Includes $6.0 million, $10.8 million and $4.5 million in interest income in 2024, 2023 and 2022, respectively. Includes $0.5 million in subsidies received from the Jiaxing Economic Development Zone Finance Bureau related to our investment in our subsidiary, Beyond Meat (Jiaxing) Food Co., Ltd, in the year ended December 31, 2024.

Liquidity and Capital Resources

ATM Program

In May 2023, we filed an automatic shelf registration statement on Form S-3 (the "2023 Shelf Registration Statement") with the SEC registering an indeterminate amount of our common stock, preferred stock, debt securities, warrants, purchase contracts and units (collectively, "Company securities"). On March 18, 2024, we filed an updated shelf registration statement on Form S-3 (the "2024 Shelf Registration Statement"), which the SEC declared effective on April 12, 2024 and which replaced the 2023 Shelf Registration Statement. The 2024 Shelf Registration Statement allows us to sell, from time to time and at our discretion, Company securities having an aggregate offering price of up to $250.0 million including shares of common stock that may be sold pursuant to the Equity Distribution Agreement with B. Riley, as sales agent, under the ATM Program.

Pursuant to the Equity Distribution Agreement, we may offer and sell common stock having an aggregate offering price of up to $200.0 million from time to time to or through B. Riley, subject to our compliance with applicable laws and applicable requirements of the Equity Distribution Agreement. The Equity Distribution Agreement stipulates that we will pay B. Riley a commission equal to up to 3.0% of the gross offering proceeds of any shares of common stock sold through B. Riley pursuant to the Equity Distribution Agreement. We intend to use the net proceeds from sales of common stock issued under the ATM Program for general corporate and working capital purposes. The timing of any sales and the number of shares sold, if any, will depend on a variety of factors to be determined and considered by us, and we are not obligated to sell any shares under the Equity Distribution Agreement.

As of December 31, 2024, 9,750,312 shares of common stock had been sold under the ATM Program for an aggregate offering price of $48.3 million. Total issuance costs related to the ATM Program as of December 31, 2024 were approximately $3.3 million, resulting in aggregate net proceeds of approximately $45.0 million. Of the total issuance costs related to the ATM Program, $0.3 million remained unpaid as of December 31, 2024. In the year ended December 31, 2024, approximately $1.6 million was capitalized to reflect the costs associated with the issuance of new shares of common stock and offset against proceeds from the ATM Program. As of December 31, 2024, approximately $201.7 million in capacity remained available under the 2024 Shelf Registration Statement.

Convertible Senior Notes

In 2021, we issued a total of $1.15 billion aggregate principal amount of Notes in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"). For a discussion about the Notes, see Note 7, *Debt,* to the Notes to Consolidated Financial Statements included elsewhere in this report.

Liquidity

Liquidity Outlook

Our cash from operations could be affected by various risks and uncertainties, including, but not limited to, the risks detailed in Part I, Item 1A. *Risk Factors*, and *Note Regarding Forward-Looking Statements* included elsewhere in this report. In addition, inflation, tariffs, high interest rates in certain geographic regions, overall economic conditions and concerns about hostilities in Eastern Europe and the Middle East, among other factors, have led to increased disruption and volatility in capital markets and credit markets generally, which could adversely affect our ability to access capital resources in the future and potentially harm our liquidity outlook.

We have recurring net losses and negative operating cash flows and while we are implementing a business plan focused on achieving sustainable, profitable operations over time, including the strategic initiatives described above, we expect that we will continue to operate at a loss for the foreseeable future. As part of our current business plan, we intend to continue to reduce operating expenses and utilize inventory management to reduce working capital, while investing in capital projects at our production facilities to reduce production costs.

To reduce operating expenses, in November 2023, we initiated our Global Operations Review, which involves narrowing our commercial focus to certain anticipated growth opportunities, and accelerating activities that prioritize gross margin expansion and cash generation. These efforts have to date included, and may in the future include, the exit or discontinuation of select product lines such as Beyond Meat Jerky; changes to our pricing architecture within certain channels; cash-accretive inventory reduction initiatives; non-cash charges such as provision for excess and obsolete inventory and potential additional impairment charges, write-offs and disposals of fixed assets, and losses on sale and write-down of fixed assets; further optimization of our manufacturing capacity and real estate footprint; planned and future reductions in our workforce; and the planned suspension of our operational activities in China. Subsequent to the year ended December 31, 2024, on February 24, 2025, our board of directors approved a plan to suspend our operational activities in China. See Note 15, *Subsequent Events,* to the Notes to Consolidated Financial Statements included elsewhere in this report.

Based on our current business plan, we believe that our existing cash balances, including our anticipated cash flows from operating activities, will be sufficient to fund our operations and meet our foreseeable cash requirements through the next twelve months. However, our ability to meet these requirements will depend on, among other things, our ability to achieve anticipated levels of revenue and cash flows from operating activities and our ability to manage costs and working capital successfully. Additionally, we may use our cash resources faster than we predict due to unexpected expenditures or higher-than-expected expenses due to unfavorable macroeconomic events, including inflationary pressures or otherwise, competition or other factors that are beyond our control.

We expect to raise significant additional capital through the issuance of equity and/or debt securities, and/or incur other indebtedness to continue to fund our operations and repay our indebtedness in the future. To continue bolstering and restructuring our balance sheet, subject to our compliance with applicable laws, the applicable requirements of the Equity Distribution Agreement and market conditions, we expect to raise additional capital through the issuance of equity and/or debt securities in 2025, through the ATM Program or otherwise, which will result in additional dilution to our existing stockholders and may negatively impact the market price of our common stock. Any issuance of equity or debt securities may be for cash or in exchange for our outstanding Notes, which could have a highly dilutive effect on current stockholders and could negatively affect the trading price of our common stock. In addition to resulting in additional dilution to our existing stockholders or negatively affecting the trading price of our common stock, any such potential financings may result in the imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect our business. Furthermore, any such securities issued pursuant to potential financings may include rights that are senior to our shares of common stock. However, we cannot assure you that we will be able to successfully raise additional funds for the amounts needed or when needed, or on terms commercially acceptable, if at all. Our inability to raise required capital in the future would have a material adverse effect on our business, financial condition and results of operations. Our cash requirements under our significant contractual obligations and commitments are listed below in the section titled "*Contractual Obligations and Commitments.*"

Our future capital requirements may vary materially from those currently planned and will depend on many factors including, among others, demand in the plant-based meat category and for our products; our rate of revenue generation; the results of our Global Operations Review and the successful implementation of our ongoing cost-reduction initiatives; timing to adjust our supply chain and cost structure in response to material fluctuations in product demand; the number and characteristics of any additional products or manufacturing processes we develop or acquire to serve new or existing markets; our investment in and build out of our Campus Headquarters, including the timing and success of subleasing, assigning or otherwise transferring excess space or negotiating a partial lease termination at our Campus Headquarters on terms advantageous to us or at all; the success of, and expenses associated with, our marketing initiatives; our investment in manufacturing and facilities to optimize our manufacturing and production capacity, including underutilization fees, termination fees and exit costs; our investments in real property; the costs required to fund domestic and international operations and growth; the scope, progress, results and costs of researching and developing future products or improvements to existing products or manufacturing processes; any lawsuits related to our products or commenced against us, including the class actions brought against us or the derivative actions brought against certain of our current and former directors and officers; the expenses needed to attract and retain skilled personnel; variations in product selling prices and costs, the timing and success of changes to our pricing architecture within certain channels, and the mix of products sold; the level of trade and promotional spending to support our products appropriately; the expenses associated with our sales force; our management of accounts receivable, inventory, accounts payable and other working capital accounts; the impact of foreign currency exchange rate fluctuations on our cash balances; the costs associated with being a public company; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing intellectual property claims, including litigation costs and the outcome of such litigation; and the timing, receipt and amount of sales of, or royalties on, any future approved products, if any.

Our operating environment continues to be affected by uncertainty related to macroeconomic issues, including ongoing, further weakened demand in the plant-based meat category, inflation, higher interest rates, current and proposed future tariffs, and potential recessionary concerns, among other things, all of which have had and could continue to have unforeseen impacts on our actual realized results, including our liquidity outlook. Our ability to make progress toward reducing operating expenses and achieving and/or sustaining our profitability and financial performance objectives is dependent on a number of assumptions and uncertainties, including, without limitation, demand in the plant-based meat category and for our products, which has continued to decline; our ability to both raise capital and reduce costs and achieve and/or sustain positive gross margin; our ability to generate revenues and gross profit and meet operating expense reduction targets, which may be subject to factors beyond our control; timing of capital expenditures; and our ability to monetize inventory and manage working capital. The other risks described in this report may also hinder our ability to implement our strategic initiatives. As a result, we cannot guarantee that we will achieve and/or sustain our profitability and financial performance objectives in the future, whether on our expected timelines, or at all.

Sources of Liquidity

Our primary cash needs are for operating expenses, working capital and capital expenditures to support our business. We finance our operations primarily through sales of our products and existing cash. Beginning in the first quarter of 2023, we also began generating cash through ingredient sales. From time to time, we also generate cash from sales of certain fixed assets. We raised a total of $199.5 million from the sale of convertible preferred stock, including through sales of convertible notes which were converted into preferred stock, net of costs associated with such financings. In connection with our initial public offering, we sold an aggregate of 11,068,750 shares of our common stock at a public offering price of $25.00 per share and received approximately $252.4 million in net proceeds. In 2019, we completed a secondary public offering of our common stock in which we sold 250,000 shares and certain selling stockholders sold 3,487,500 shares. We sold 250,000 shares of our common stock at a public offering price of $160.00 per share and received approximately $37.4 million in net proceeds.

In 2021, we issued a total of $1.15 billion in aggregate principal amount of Notes. See Note 7, *Debt,* to the Notes to Consolidated Financial Statements included elsewhere in this report.

The 2024 Shelf Registration Statement allows us to sell, from time to time and at our discretion, Company securities having an aggregate offering price of up to $250.0 million including shares of common stock that may be sold pursuant to the Equity Distribution Agreement with B. Riley under the ATM Program. As of December 31, 2024, 9,750,312 shares of common stock had been sold under the ATM Program for an aggregate offering price of $48.3 million. As of December 31, 2024, approximately $201.7 million in capacity remained available under the 2024 Shelf Registration Statement. See *ATM Program* discussed above.

As of December 31, 2024, we had $131.9 million in unrestricted cash and cash equivalents and $13.6 million in restricted cash, which was comprised of $12.6 million to secure the letter of credit delivered to our landlord as security for the performance of our obligations under our Campus Lease and $1.0 million to secure a letter of credit associated with a third party contract manufacturer in Europe. In 2024, the letter of credit associated with the third party contract manufacturer was renegotiated and reduced from $2.8 million at December 31, 2023 to $1.0 million at December 31, 2024.

We expect to raise significant additional capital through the issuance of equity and/or debt securities, and/or incur other indebtedness to continue to fund our operations and repay our indebtedness in the future. To continue bolstering and restructuring our balance sheet, subject to our compliance with applicable laws, the applicable requirements of the Equity Distribution Agreement and market conditions, we expect to raise additional capital through the issuance of equity and/or debt securities in 2025, through the ATM Program or otherwise. However, we cannot assure you that we will be able to successfully raise additional funds for the amounts needed or when needed, or on terms commercially acceptable, if at all. See *Liquidity Outlook* above for additional information.

Cash Flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods indicated.

		Year Ended December 31,	
(in thousands)	2024	2023	2022
Cash (used in) provided by:			
Operating activities	$ (98,813)	$ (107,825)	$ (320,244)
Investing activities	$ (6,232)	$ (9,491)	$ (87,527)
Financing activities	$ 45,777	$ (550)	$ 276

Net Cash Used in Operating Activities

In 2024, we incurred a net loss of $160.3 million, which was the primary reason for net cash used in operating activities of $98.8 million. Net cash outflows from changes in our operating assets and liabilities were $4.0 million, primarily due to a decrease in accounts payable from payments of outstanding balances and a reduction in expenditures; an increase in prepaid lease costs, non-current due to lease payments towards unoccupied phases of our Campus Headquarters facility for which leases have not commenced; and a decrease in operating lease liabilities due to a reduction in new leases entered into, partially offset by a decrease in raw materials and packaging and work in process inventories due to ongoing efforts to optimize working capital and reduce inventory levels, particularly in raw materials and work-in-process; an increase in accrued expenses and other current liabilities from non-receipt of vendor invoices; and a decrease in accounts receivable balances due to a decrease in billings to customers. Net loss in 2024, included $65.5 million in non-cash expenses comprised of share-based compensation expense, depreciation and amortization expense, non-cash lease expense, amortization of debt issuance costs, unrealized loss on foreign currency exchange transactions, loss on sale of fixed assets, provision for credit losses and equity in losses in TPP.

In 2023, we incurred a net loss of $338.1 million, which was the primary reason for net cash used in operating activities of $107.8 million. Net cash inflows from changes in our operating assets and liabilities were $114.7 million, primarily due to a decrease in inventory balances, decrease in prepaid expenses and other current assets, an increase in accounts payable and a decrease in accounts receivable balances, partially offset by cash outflows due to an increase in prepaid lease costs in the amount of $4.2 million associated with the Campus Lease (see Note 10, *Commitments and Contingencies*, to the Notes to Consolidated Financial Statements included elsewhere in this report), a decrease in operating lease liabilities and a decrease in accrued expenses and other current liabilities. Net loss in 2023, included $115.7 million in non-cash expenses primarily comprised of depreciation and amortization expense, share-based compensation expense, loss on sale and write-down of fixed assets, non-cash lease expense, amortization of debt issuance costs, equity in losses in TPP and write-down of a note receivable.

Depreciation and amortization expense was $23.1 million and $48.1 million in 2024 and 2023, respectively. Depreciation expense in 2023 included accelerated depreciation on planned write-offs and disposals of fixed assets primarily recorded in cost of goods sold as part of our Global Operations Review.

Net Cash Used in Investing Activities

Net cash used in investing activities primarily relates to capital expenditures to support our investments in property, plant and equipment, offset by proceeds from sales of certain fixed assets.

In 2024, net cash used in investing activities was $6.2 million and consisted of $11.0 million in cash outflows for purchases of property, plant and equipment, primarily driven by investments in production equipment and facilities, partially offset by $4.3 million in proceeds from sales of certain fixed assets and $0.4 million in proceeds from the return of security deposits.

In 2023, net cash used in investing activities was $9.5 million and consisted of $10.6 million in cash outflows to support maintenance and our investments in property, plant and equipment, and $3.3 million for investment in TPP that was previously committed, partially offset by $4.3 million in proceeds from sales of certain fixed assets.

Net Cash Provided by Financing Activities

In 2024, net cash provided by financing activities was $45.8 million which consisted of $46.7 million in net proceeds from the sale of common stock under the ATM Program (net of $1.6 million in issuance costs recognized) and $0.9 million in proceeds from stock option exercises, partially offset by $1.2 million for payments under finance lease obligations and $0.7 million in payments of minimum withholding taxes on net share settlement of equity awards.

In 2023, net cash used in financing activities was $0.6 million which consisted of $0.5 million in payments of minimum withholding taxes on net share settlement of equity awards and $0.2 million for payments under finance lease obligations, partially offset by $0.2 million in proceeds from stock option exercises.

Contractual Obligations and Commitments

Convertible Senior Notes

In March 2021, we issued a total of $1.15 billion aggregate principal amount of Notes. The proceeds from the issuance of the Notes were approximately $1.0 billion, net of capped call transaction costs of $84.0 million and debt issuance costs totaling $23.6 million. See Note 7, *Debt*, to the Notes to Consolidated Financial Statements included elsewhere in this report.

Leases

In 2021, we entered into the Campus Lease with HC Hornet Way, LLC, a Delaware limited liability company (the "Landlord"), to house our Campus Headquarters. Although we are involved in the design of the tenant improvements of the Campus Headquarters, we do not have title or possession of the assets during construction. In addition, we do not have the ability to control the leased Campus Headquarters until each phase of the tenant improvements is complete. We paid $6.5 million and $4.2 million in rent prepayments and payments towards construction costs of the Campus Headquarters in the years ended December 31, 2024 and 2023, respectively. The rent prepayments and payments towards construction costs are initially recorded in Prepaid lease costs, non-current in our consolidated balance sheets and will ultimately be reclassified as a component of a right-of-use asset upon lease commencement for each phase of the lease. We began recognizing a right-of-use asset and lease liability for Phase1-A in our consolidated balance sheet in the year ended December 31, 2022 and for Phase 1-B in our consolidated balance sheet in the second quarter ended July 1, 2023. On September 17, 2024, we entered into an amendment to the Campus Lease, which amendment: (i) revised the square footage of the premises, building and project to: (a) increase our base rent by approximately $851,000 over the initial lease term; (b) adjust our percentage share of direct expenses; and

(c) increase the tenant improvement allowance to reflect a reduction in the scope of landlord's work; (ii) specify which improvements must be removed by us from the premises if the premises are not occupied in their entirety throughout the initial lease term and first extension term; and (iii) address other ministerial matters concerning the Campus Lease. Aggregate payments towards base rent over the initial lease term associated with the remaining phases not yet delivered to us are approximately $79.6 million. As of December 31, 2024, the Company has recognized a right-of-use asset and lease liability for Phase 1-A and Phase 1-B in its consolidated balance sheet.

Concurrent with our execution of the Campus Lease, we delivered to the Landlord a letter of credit in the amount of $12.5 million, as security for the performance of our obligations under the Campus Lease, which amount will decrease to: (i) $6.3 million on the fifth (5th) anniversary of the Rent Commencement Date (as defined in the Campus Lease); (ii) $3.1 million on the eighth (8th) anniversary of the Rent Commencement Date; and (iii) $0 in the event the Company receives certain credit ratings; provided the Company is not then in default of its obligations under the Campus Lease.

The letter of credit is secured by a $12.6 million deposit included in our consolidated balance sheet as Restricted cash, non-current as of December 31, 2024 and 2023. See Note 4, *Leases*, and Note 10, *Commitments and Contingencies*, to the Notes to Consolidated Financial Statements included elsewhere in this report.

The lease on our Manhattan Beach Project Innovation Center expired on January 31, 2024.

Given our intention to reduce our overall operating expenses and cash expenditures, on February 2, 2024, we terminated the agreement to purchase a property adjacent to our manufacturing facility in Enschede, the Netherlands (the "Enschede Property") and the security deposit was returned to us, and subsequently paid to the purchaser of the property to be applied towards the deposit and future lease payments. We entered into a lease agreement with the purchaser of the property to lease the approximately 114,000 square foot property for an initial period of five years with an option to renew for an additional five years at an annual rent of approximately €1.0 million. This lease is classified as a finance lease in our consolidated balance sheet as of December 31, 2024.

China Investment and Lease Agreement

In 2020, we and our subsidiary, BYND JX, entered into an investment agreement with the Administrative Committee (the "JX Committee") of the Jiaxing Economic & Technological Development Zone (the "JXEDZ") pursuant to which, among other things, BYND JX has agreed to make certain investments in the JXEDZ in two phases of development, and we have agreed to guarantee certain repayment obligations of BYND JX under such agreement. In the year ended December 31, 2024, we received $0.5 million in subsidies from the JXEDZ Finance Bureau. No such subsidies were received in the years ended 2023 and 2022.

During Phase 1, we agreed to invest $10.0 million as the registered capital of BYND JX in the JXEDZ through an intercompany investment in BYND JX and BYND JX agreed to lease a facility in the JXEDZ for a minimum of two years. In connection with such agreement, BYND JX entered into a factory leasing contract with a JXEDZ company, pursuant to which BYND JX agreed to lease and renovate a facility in the JXEDZ for a minimum of two years. In 2022, we amended the lease to extend the term for an additional five years without rent escalation. In the fourth quarter of 2021, BYND JX leased an approximately 12,000 square foot facility in Shanghai, China, for a period of eight years, which is used as a local research and development facility.

As of December 31, 2024, we had invested $22.0 million as the registered capital of BYND JX and advanced $20.0 million to BYND JX. See Note 10, Commitments and Contingencies, to the Notes to Consolidated Financial Statements included elsewhere in this report.

As part of our Global Operations Review, on February 24, 2025, our board of directors approved a plan to suspend our current operational activities in China, which are estimated to cease by the end of the second quarter of 2025. See Note 15, *Subsequent Events*, to the Notes to Consolidated Financial Statements included elsewhere in this report.

The Planet Partnership

In 2021, we entered into TPP, a joint venture with PepsiCo, Inc., to develop, produce and market innovative snack products made from plant-based protein. In 2024, 2023 and 2022, we recognized our share of the net losses in TPP in the amount of $73,000 and $3.9 million and $18.9 million, respectively. In the years ended December 31, 2024 and 2023, we contributed our share of the investment in TPP of $0 and $3.3 million, respectively, resulting in a total contribution of $27.6 million as of December 31, 2024. See Note 2, *Summary of Significant Accounting Policies*, Note 10, *Commitments and Contingencies*, and Note 13, *Related Party Transactions*, to the Notes to Consolidated Financial Statements included elsewhere in this report.

In 2023, we continued the process of renegotiating certain contracts and changing operating activities related to Beyond Meat Jerky and assumed sales and distribution responsibilities associated with Beyond Meat Jerky in the fourth quarter of 2023. As part of our Global Operations Review, in 2023, we made the decision to discontinue the Beyond Meat Jerky product line and discontinued it in 2024.

Purchase Commitments

In 2022, we entered into a co-manufacturing agreement ("Agreement") with a co-manufacturer to manufacture various products. The Agreement included a minimum order quantity commitment per month and an aggregate quantity over a five-year term. On November 21, 2023, we terminated the Agreement because the co-manufacturer failed to meet its obligations under the Agreement and recorded $4.4 million in termination-related charges. In March 2024, the co-manufacturer brought an action against us in a confidential arbitration proceeding. See Note 10, *Commitments and Contingencies—Litigation—Arbitration with Former Co-Manufacturer*, to the Notes to Consolidated Financial Statements included elsewhere in this report.

On July 1, 2023, we and Roquette Frères entered into a second amendment (the "Second Amendment") to our existing pea protein supply agreement dated January 10, 2020, as amended by the first amendment dated August 3, 2022 (the "First Amendment"). Pursuant to the Second Amendment, the terms of the agreement and existing purchase commitments set forth in the First Amendment were revised and extended through December 31, 2025. Pursuant to the Second Amendment, the purchase commitment was revised such that we have committed to purchase pea protein inventory totaling $17.0 million in 2025. In 2023, as part of our Global Operations Review, we wrote off $5.0 million in prepayments for an option to purchase pea protein inventory in the future that we estimated that we may not be able to use.

As of December 31, 2024, we had also committed to purchase flavor ingredients inventory totaling $2.9 million in 2025. In addition, as of December 31, 2024, we had approximately $7.0 million in outstanding purchase order commitments for capital expenditures primarily to purchase property, plant and equipment including machinery and equipment, payments for which will be due within twelve months of December 31, 2024.

Settlement of Consumer Class Actions Regarding Protein Claims

On May 6, 2024, we entered into a confidential binding settlement term sheet with respect to certain consumer class action lawsuits that originated in 2022. On July 8, 2024, the parties entered into a class action settlement agreement, pursuant to which we agreed to contribute $7.5 million to a settlement fund in full satisfaction of all settlement costs and attorneys' fees. See Note 10, *Commitments and Contingencies—Litigation—Consumer Class Actions Regarding Protein Claims*, to the Notes to Consolidated Financial Statements included elsewhere in this report.

On January 23, 2025, the court issued a minute order approving the class action settlement and indicating a final approval order will be entered. We paid $250,000 to the settlement fund in August 2024. The timing of the remaining payment is uncertain as it will occur after the final approval order has issued. We recorded $7.5 million in SG&A expenses in our consolidated statement of operations in the year ended December 31, 2024, paid $250,000 and included $7.25 million in Accrued litigation settlement costs in our consolidated balance sheet as of December 31, 2024.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or any holdings in variable interest entities.

Segment Information

We have one operating segment and one reportable segment, in the plant-based meat industry, offering a portfolio of revolutionary plant-based meat. Our CODM, who is our Chief Executive Officer and President, reviews operating results to make decisions about allocating resources and assessing performance for the entire company. We derive revenue primarily in North America and Europe and manage the business activities on a consolidated basis. Our CODM allocates resources and assesses performance at the consolidated level.

Critical Accounting Policies and Estimates

In preparing our financial statements in accordance with GAAP, we are required to make estimates and assumptions that affect the amounts of assets, liabilities, revenue, costs and expenses, and disclosure of contingent assets and liabilities that are reported in the financial statements and accompanying disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates and assumptions. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain. Therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates and assumptions. See Note 2, *Summary of Significant Accounting Policies*, to the Notes to Consolidated Financial Statements included elsewhere in this report for information about these critical accounting policies as well as a description of our other accounting policies.

Revenue Recognition

Our revenues are generated through sales of our products to distributors or customers. Revenue is recognized at the point in which the performance obligation under the terms of a contract with the customer have been satisfied and control has transferred. Our performance obligation is typically defined as the accepted purchase order, the direct-to-consumer order, or the contract, with the customer which requires us to deliver the requested products at agreed upon prices at the time and location of the customer's choice. We generally do not offer warranties or a right to return on the products we sell except in the instance of a product recall or other limited circumstances.

Revenue is measured as the amount of consideration we expect to receive in exchange for fulfilling the performance obligation. Sales and other taxes we collect concurrent with the sale of products are excluded from revenue. Our normal payment terms vary by the type and location of our customers and the products offered. The time between invoicing and when payment is due is not significant. None of our customer contracts as of December 31, 2024 contains a significant financing component.

We routinely offer sales discounts and promotions through various programs to our customers and consumers. These programs include rebates, temporary on-shelf price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. Provision for discounts and incentives are recorded in the same period in which the related revenues are recognized. At the end of each accounting period, we recognize a contra asset to accounts receivable for estimated sales discounts that have been incurred but not paid. The offsetting charge is recorded as a reduction of revenues in the same period when the expense is incurred.

We recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we otherwise would have recognized is one year or less. The incremental cost to obtain contracts was not material.

Inventories and Cost of Goods Sold

Inventories are recorded at lower of cost or net realizable value. We account for inventory using the weighted average cost method. In addition to product cost, inventory costs include expenditures such as direct labor and certain supply and overhead expenses including in-bound shipping and handling costs incurred in bringing the inventory to its existing condition and location. Inventories are comprised primarily of raw materials, direct labor and overhead costs. Weighted average cost method is used to absorb raw materials, direct labor, and overhead into inventory. We review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on historical and forecasted demand, estimated shelf life of various raw materials and packaging, work in process and finished goods inventory, as well as the age of the inventory, among other factors.

Property, Plant and Equipment and Estimate of Useful Lives

During the first quarter of 2023, we completed a reassessment of the useful lives of our large manufacturing and research and development equipment, and determined that we should increase the estimated useful lives for certain of our equipment from a range of 5 to 10 years a uniform 10 years. The timing of this reassessment was based on a combination of factors accumulating over time, including historical useful life information and changes in our planned use of the equipment, that provided us with updated information that allowed us to make a better estimate of the economic lives of such equipment. This reassessment was accounted for as a change in accounting estimate and was made on a prospective basis effective January 1, 2023. This change in accounting estimate decreased depreciation expense for 2023 by $21.0 million, impacting cost of goods sold and research and development expenses by $19.0 million and $2.0 million, respectively, and decreased both basic and diluted net loss per share available to common stockholders in 2023 by $0.33.

Recently Adopted Accounting Pronouncements

Please refer to Note 2, *Summary of Significant Accounting Policies*, to the Notes to Consolidated Financial Statements included elsewhere in this report for a discussion of recently adopted accounting pronouncements and new accounting pronouncements that may impact us.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks in the ordinary course of our business, including fluctuations in interest rates, raw material prices, foreign currency exchange fluctuations and inflation as follows:

Interest Rate Risk

Our cash consists of amounts held by third party financial institutions. Our investment policy has as its primary objective investment activities which preserve principal without significantly increasing risk.

In 2021, we issued a total of $1.15 billion aggregate principal amount of Notes. The proceeds from the issuance of the Notes were approximately $1.0 billion, net of capped call transaction costs of $84.0 million and debt issuance costs totaling $23.6 million. See Note 7, *Debt*, to the Notes to Consolidated Financial Statements included elsewhere in this report. The Notes do not bear regular interest, and the principal amount of the Notes do not accrete. However, special interest and additional interest may accrue on the Notes at a rate per annum not exceeding 0.50% (subject to certain exceptions) upon the occurrence of certain events relating to the failure to file certain SEC reports or to remove certain restrictive legends from the Notes.

Ingredient Risk

We are exposed to risk related to the price and availability of our ingredients because our profitability is dependent on, among other things, our ability to anticipate and react to raw material and food costs. Currently, the main ingredient in our products is pea protein, which is sourced from peas grown in Canada, France and the United States, with substantially all sourced from Canada. The prices of pea protein and other ingredients we use, such as avocado oil, are subject to many factors beyond our control, such as the number and size of farms that grow yellow peas, the vagaries of the farming businesses, including poor harvests due to adverse weather conditions, natural disasters and pestilence, and changes in national and world economic conditions. The markets for some of the ingredients we use, such as avocado oil, may be particularly volatile due to factors such as limited supply sources, crop yield, seasonal shifts, climate conditions, industry demand, including as a result of food safety concerns, product recalls and government regulations. For additional information, see Part I, Item 1A. *Risk Factors—Risks Related to Our Business—Because we rely on a limited number of third party suppliers, we may not be able to obtain raw materials on a timely basis or in sufficient quantities at competitive prices to produce our products or meet the demand for our products.*

In addition, we purchase some ingredients and other materials offshore, and the price and availability of such ingredients and materials may be affected by political events or other conditions in these countries or tariffs or trade wars. For example, the United States has recently signaled its intention to change U.S. trade policy, including potentially renegotiating or terminating existing trade agreements and leveraging tariffs. The imposition of new or increased tariffs could materially and adversely affect the accessibility or affordability of our ingredients and, in turn, our business, financial condition and results of operations. For additional information, see Part 1, Item 1A. *Risk Factors—Risks Related to Our Business—Disruptions in the worldwide economy, including an economic recession, downturn, periods of rising or high inflation or economic uncertainty, have adversely affected and may continue to adversely affect our business, results of operations and financial condition.*

In the year ended December 31, 2024, a hypothetical 10% increase or 10% decrease in the weighted-average cost of pea protein, our primary ingredient, would have resulted in an increase of approximately $3.4 million, or a decrease of approximately $3.4 million, respectively, to cost of goods sold. We are working to diversify our sources of supply and intend to enter into long-term contracts to better ensure stability of prices of our raw materials. As of December 31, 2024, we had a multi-year sales agreement with Roquette which expires in December 2025. See Note 10, *Commitments and Contingencies*, to the Notes to Consolidated Financial Statements included elsewhere in this report.

Foreign Currency Risk

We are exposed to foreign currency risks that arise from normal business operations. These risks include the translation of local currency balances of foreign subsidiaries, transaction gains and losses associated with intercompany loans with foreign subsidiaries and transactions denominated in currencies other than a location's functional currency. Our foreign entities use their local currency as the functional currency. For these entities, we translate net assets into U.S. dollars at period end exchange rates, while revenue and expense accounts are translated at average exchange rates prevailing during the periods being reported. Resulting currency translation adjustments are included in Accumulated other comprehensive income and foreign currency transaction gains and losses are included in Other, net. Transaction gains and losses on long-term intra-entity transactions are recorded as a component of Other comprehensive loss. Transactions denominated in a currency other than the reporting entity's functional currency may give rise to transaction gains and losses that impact our results of operations.

Our foreign exchange risk is primarily related to our intercompany balances denominated in various foreign currencies. We have exposure to the European Euro and the Chinese Yuan.

Foreign currency translation gain (loss), net of tax, reported as cumulative translation adjustment through Other comprehensive loss was $1.6 million and $(0.4) million in 2024 and 2023, respectively. Net realized and unrealized foreign currency transaction (losses) gains included in Other, net were $(6.3) million and $1.1 million in 2024 and 2023, respectively.

Based on the intercompany balances as of December 31, 2024, an assumed 5% or 10% adverse change to foreign currency exchange rates would result in a loss of approximately $5.6 million or $11.2 million, respectively, recorded in Other, net in 2024.

Inflation Risk

Although we have seen inflation in certain raw materials, and in the cost of logistics and labor, we do not believe that inflation has had a material effect on the costs of our inputs to date. Although difficult to quantify, we believe inflation is likely having an adverse effect on our end customers' ability to purchase our products, resulting in decreased sales. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, results of operations and financial condition. For additional information, see Part 1, Item 1A. *Risk Factors—Risks Related to Our Business—Inflationary price pressures of raw materials, labor, transportation, fuel or other inputs used by us and our suppliers, including the effects of higher interest rates, has negatively impacted, and could continue to negatively impact our business and results of operations*.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Beyond Meat, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Beyond Meat, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory—Provision for Excess and Obsolete Raw Materials and Work in Process Inventory—Refer to Notes 2 and 5 to the financial statements

Critical Audit Matter Description

The Company accounts for inventory using the weighted average cost method and records inventory at the lower of cost or net realizable value.

The determination of the provision to be recorded for excess and obsolete raw materials and work in process inventory requires management to evaluate the historical demand and remaining shelf life for existing raw materials and work in process inventory quantities on hand compared to estimates of future demand for the Company's products, which involves significant assumptions.

We identified the provision for excess and obsolete ingredients included in raw materials and work in process inventory as a critical audit matter because of the significant degree of auditor judgment and effort required in identifying the population of inventory that exhibits indicators of excess and obsolescence exposure and performing audit procedures to evaluate management's estimates and assumptions in determining the completeness of the provision for excess and obsolete inventory due to their subjective nature.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the provision for excess and obsolete raw materials and work in process inventory included the following, among others:

- We obtained an understanding of the process and assumptions used by management to determine the provision for excess and obsolete raw materials and work in process inventory.

- We evaluated the appropriateness of key inputs supporting management's estimate, including historical demand levels in comparison to estimates of future usage, the age of existing quantities on hand, and shelf life.

- We evaluated trends in the recorded raw materials and work in process inventory balances and raw materials and work in process inventory turnover ratios.

- We tested the mathematical accuracy of management's key calculations supporting the provision recorded.

/s/ Deloitte & Touche LLP

Los Angeles, California
March 5, 2025

We have served as the Company's auditor since 2015.

BEYOND MEAT, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(In thousands, except share and per share data)

		December 31,		
		2024		**2023**
Assets				
Current assets:				
Cash and cash equivalents	$	131,913	$	190,505
Restricted cash, current		1,041		2,830
Accounts receivable, net		26,862		31,730
Inventory		113,444		130,336
Prepaid expenses and other current assets		11,332		12,904
Assets held for sale		1,864		4,539
Total current assets		286,456		372,844
Restricted cash, non-current		12,600		12,600
Property, plant, and equipment, net		184,887		194,046
Operating lease right-of-use assets		123,975		130,460
Prepaid lease costs, non-current		68,005		61,635
Other non-current assets, net		622		1,192
Investment in unconsolidated joint venture		1,601		1,673
Total assets	$	678,146	$	774,450
Liabilities and stockholders' deficit:				
Current liabilities:				
Accounts payable	$	37,571	$	56,032
Accrued bonus		582		4,790
Current portion of operating lease liabilities		4,125		3,677
Accrued expenses and other current liabilities		11,925		9,855
Accrued litigation settlement		7,250		—
Total current liabilities	$	61,453	$	74,354
Long-term liabilities:				
Convertible senior notes, net	$	1,141,476	$	1,137,542
Operating lease liabilities, net of current portion		73,613		75,648
Finance lease obligations and other long term liabilities		2,812		274
Total long-term liabilities	$	1,217,901	$	1,213,464
Commitments and contingencies (Note 10)				
Stockholders' deficit:				
Preferred stock, par value $0.0001 per share—500,000 shares authorized, none issued and outstanding	$	—	$	—
Common stock, par value $0.0001 per share—500,000,000 shares authorized at December 31, 2024 and 2023; 76,065,969 shares and 64,624,140 shares issued and outstanding at December 31, 2024 and 2023, respectively		8		6
Additional paid-in capital		644,004		573,128
Accumulated deficit		(1,241,531)		(1,081,253)
Accumulated other comprehensive loss		(3,689)		(5,249)
Total stockholders' deficit	$	(601,208)	$	(513,368)
Total liabilities and stockholders' deficit	$	678,146	$	774,450

The accompanying notes are an integral part of these consolidated financial statements.

BEYOND MEAT, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(In thousands, except share and per share data)

	Year Ended December 31,		
	2024	2023	2022
Net revenues	$ 326,452	$ 343,376	$ 418,933
Cost of goods sold	284,753	426,031	442,676
Gross profit (loss)	41,699	(82,655)	(23,743)
Research and development expenses	28,149	39,530	62,264
Selling, general and administrative expenses	169,674	220,344	239,505
Restructuring (income) expenses	—	(631)	17,259
Total operating expenses	197,823	259,243	319,028
Loss from operations	(156,124)	(341,898)	(342,771)
Other (expense) income, net:			
Interest expense	(4,097)	(3,955)	(3,966)
Other, net	(10)	11,616	(420)
Total other (expense) income, net	(4,107)	7,661	(4,386)
Loss before taxes	(160,231)	(334,237)	(347,157)
Income tax (benefit) expense	(26)	5	32
Equity in losses of unconsolidated joint venture	73	3,902	18,948
Net loss	$ (160,278)	$ (338,144)	$ (366,137)
Net loss per share available to common stockholders—basic and diluted	$ (2.43)	$ (5.26)	$ (5.75)
Weighted average common shares outstanding—basic and diluted	66,004,815	64,300,099	63,622,432

The accompanying notes are an integral part of these consolidated financial statements.

BEYOND MEAT, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Loss
(In thousands)

| | Year Ended December 31, | | |
	2024	2023	2022
Net loss	$ (160,278)	$ (338,144)	$ (366,137)
Other comprehensive income (loss), net of tax:			
Foreign currency translation gains (losses), net of tax	1,560	(447)	(4,249)
Comprehensive loss, net of tax	$ (158,718)	$ (338,591)	$ (370,386)

The accompanying notes are an integral part of these consolidated financial statements.

BEYOND MEAT, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Deficit
(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares	Amount				
Balance at December 31, 2021	63,400,899	$ 6	$510,014	$ (376,972)	$ (553)	$ 132,495
Net loss	—	—	—	(366,137)	—	(366,137)
Issuance of common stock under equity incentive plans, net	373,083	—	486	—	—	486
Share-based compensation for equity classified awards	—	—	33,857	—	—	33,857
Foreign currency translation adjustment	—	—	—	—	(4,249)	(4,249)
Balance at December 31, 2022	63,773,982	$ 6	$544,357	$ (743,109)	$ (4,802)	$ (203,548)
Net loss	—	—	—	(338,144)	—	(338,144)
Issuance of common stock under equity incentive plans, net	850,158	—	(327)	—	—	(327)
Share-based compensation for equity classified awards	—	—	29,098	—	—	29,098
Foreign currency translation adjustment	—	—	—	—	(447)	(447)
Balance at December 31, 2023	64,624,140	$ 6	$573,128	$ (1,081,253)	$ (5,249)	$ (513,368)
Net loss	—	—	—	(160,278)	—	(160,278)
Issuance of common stock under the ATM program, net	9,750,312	1	46,724	—	—	46,725
Issuance of common stock under equity incentive plans, net	1,691,517	1	229	—	—	230
Share-based compensation for equity classified awards	—	—	23,923	—	—	23,923
Foreign currency translation adjustment	—	—	—	—	1,560	1,560
Balance at December 31, 2024	76,065,969	$ 8	$644,004	$ (1,241,531)	$ (3,689)	$ (601,208)

The accompanying notes are an integral part of these consolidated financial statements.

BEYOND MEAT, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net loss	$ (160,278)	$ (338,144)	$ (366,137)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	23,121	48,094	32,582
Non-cash lease expense	8,279	8,140	5,167
Share-based compensation expense	23,923	29,098	33,857
Provision for credit losses	221	—	—
Loss on sale and write-down of fixed assets	809	20,515	486
Amortization of debt issuance costs	3,934	3,934	3,934
Equity in losses of unconsolidated joint venture	73	3,902	18,948
Write-down of note receivable	—	3,795	—
Unrealized loss (gain) on foreign currency transactions	5,113	(1,822)	5,106
Net change in operating assets and liabilities:			
Accounts receivable	4,193	2,717	9,063
Inventories	15,576	106,087	2,572
Prepaid expenses and other current assets	2,013	12,873	11,595
Accounts payable	(20,564)	3,004	(10,826)
Accrued expenses and other current liabilities	4,511	(2,492)	(7,148)
Prepaid lease costs, non-current	(6,502)	(4,245)	(55,110)
Operating lease liabilities	(3,235)	(3,281)	(4,333)
Net cash used in operating activities	$ (98,813)	$ (107,825)	$ (320,244)
Cash flows from investing activities:			
Purchases of property, plant and equipment	$ (11,015)	$ (10,564)	$ (70,475)
Proceeds from sale of fixed assets	4,348	4,323	—
Purchases of property, plant and equipment held for sale	—	—	(2,821)
Payments for investment in joint venture	—	(3,250)	(13,250)
Proceeds from (payment of) security deposits	435	—	(981)
Net cash used in investing activities	$ (6,232)	$ (9,491)	$ (87,527)

(continued on the next page)

BEYOND MEAT, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from financing activities:			
Proceeds from issuance of common stock pursuant to the ATM offering, net of issuance costs	$ 46,725	$ —	$ —
Principal payments under finance lease obligations	(1,177)	(223)	(210)
Proceeds from exercise of stock options	924	170	1,626
Payments of minimum withholding taxes on net share settlement of equity awards	(695)	(497)	(1,140)
Net cash provided by (used in) financing activities	$ 45,777	$ (550)	$ 276
Net decrease in cash, cash equivalents and restricted cash	(59,268)	(117,866)	(407,495)
Cash, cash equivalents and restricted cash at the beginning of the period	205,935	322,549	733,294
Effect of exchange rate changes on cash	(1,113)	1,252	(3,250)
Cash, cash equivalents and restricted cash at the end of the period	$ 145,554	$ 205,935	$ 322,549
Supplemental disclosures of cash flow information:			
Cash paid (received) during the period for:			
Interest	$ —	$ —	$ 10
Taxes	$ 6	$ (1)	$ 38
Non-cash investing and financing activities:			
Non-cash additions to property, plant and equipment	$ 3,428	$ 909	$ 3,507
Operating lease right-of-use assets obtained in exchange for lease liabilities	$ 1,755	$ 36,400	$ 37,245
Reclassification of pre-paid lease costs to operating lease right-of-use assets	$ 131	$ 28,082	$ 29,000
Non-cash addition to financing leases	$ 4,308	$ —	$ 280
	(concluded)		

The accompanying notes are an integral part of these consolidated financial statements.

BEYOND MEAT, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements

Note 1. Introduction

The Company

Beyond Meat, Inc., a Delaware corporation (including its subsidiaries unless the context otherwise requires, the "Company"), is a leading plant-based meat company offering a portfolio of revolutionary plant-based meats. The Company builds meat directly from plants, an innovation that enables consumers to experience the taste, texture and other sensory attributes of popular animal-based meat products while enjoying the nutritional and environmental benefits of eating the Company's plant-based meat products. The Company's brand promise, "Eat What You Love," represents a strong belief that there is a better way to feed our future and that the positive choices we all make, no matter how small, can have a great impact on our personal health and the health of our planet. By shifting from animal-based meat to plant-based meat, we can positively impact four growing global issues: human health, climate change, constraints on natural resources and animal welfare.

The Company has the following subsidiaries:

- Beyond Meat EU B.V., in the Netherlands
- Beyond Meat (Jiaxing) Food Co., Ltd. ("BYND JX"), in the Zhejiang Province in China
- Beyond Meat Canada Inc., in Canada.

On January 25, 2021, the Company entered into the Planet Partnership, LLC, a joint venture with PepsiCo, Inc., to develop, produce and market innovative snack and beverage products made from plant-based protein.

The Company's primary production facilities are located in Columbia, Missouri, and Devault, Pennsylvania, and its research and development and administrative offices are located in El Segundo, California. The Company owns a manufacturing facility in Enschede, the Netherlands, where it produces its woven protein and dry blend flavor systems for shipment to local co-manufacturers, including one of the Company's distributors who built a co-manufacturing facility in the Netherlands used for production of the Company's finished goods.

In Jiaxing, China, the Company leases a manufacturing facility, and leases a facility in Shanghai, China, which is used as a local research and development facility. In addition to its own production facilities, the Company uses co-manufacturers in various locations in the United States, Canada, Germany, the Netherlands and China.

In 2021, the Company entered into a lease agreement to house its corporate headquarters, lab and innovation space in El Segundo, California. In 2022, upon completion of the Phase 1-A of the new campus facility in El Segundo, the Company moved its Innovation team from the Manhattan Beach Project Innovation Center to the new campus facility. In June 2023, upon completion of the tenant improvements associated with Phase 1-B, the Company moved its headquarters, sales and marketing operations into the newly constructed Campus Headquarters. In June 2023, the Company terminated the lease of its former headquarters, also in El Segundo, California.

The Company sells to a variety of customers in the retail and foodservice channels throughout the United States and internationally primarily through distributors who purchase, store, sell, and deliver the Company's products. In addition, the Company sells directly to customers in the retail and foodservice channels who handle their own distribution.

Global Operations Review

In 2023, to reduce operating expenses, the Company initiated a review of its global operations (the "Global Operations Review"), narrowing the Company's commercial focus to certain anticipated growth opportunities, and accelerating activities that prioritize gross margin expansion and cash generation. As part of this review, on November 1, 2023, the Company's board of directors approved a plan to reduce the Company's workforce by approximately 65 employees, representing approximately 19% of the Company's global non-production workforce (or approximately 8% of our total global workforce).

On February 24, 2025, the company's board of directors approved a plan to reduce the Company's workforce in North America and the EU by approximately 44 employees, representing approximately 17% of the Company's global non-production workforce (or approximately 6% of the Company's total global workforce). In addition, as part of the Company's Global Operations Review, on February 24, 2025, the Company's board of directors approved a plan to suspend the Company's current operational activities in China, which are estimated to cease by the end of the second quarter of 2025. As part of this plan, the Company is reducing its workforce in China by approximately 20 employees, representing approximately 95% of the Company's China workforce (or approximately 3% of the Company's total global workforce). See Note 15.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), and include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated.

Fiscal Year

The Company operates on a fiscal calendar year, and each interim quarter is comprised of one 5-week period and two 4-week periods, with each week ending on a Saturday. The Company's fiscal year always begins on January 1 and ends on December 31. As a result, the Company's first and fourth fiscal quarters may have more or fewer days included than a traditional 91-day fiscal quarter.

Segment Information

The Company has one operating segment and one reportable segment, in the plant-based meat industry, offering a portfolio of revolutionary plant-based meat. The Company's chief operating decision maker ("CODM"), who is its Chief Executive Officer and President, reviews operating results to make decisions about allocating resources and assessing performance for the entire company. The Company derives revenue primarily in North America and Europe and manages the business activities on a consolidated basis. The Company's CODM allocates resources and assesses performance at the consolidated level. See Note 14.

Management's Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant accounting estimates made by the Company include trade promotion accruals; useful lives of property, plant and equipment; valuation of fixed assets; valuation of deferred tax assets; valuation of inventory; incremental borrowing rate used to determine operating lease right-of-use assets and operating lease liabilities; assessment of contract-based factors, asset-based factors, entity-based factors and market-based factors to determine the lease term impacting right-of-use assets and lease liabilities; the valuation of the fair value of stock options and performance stock units ("PSUs") used to determine share-based compensation expense; and loss contingency accruals in connection with claims, lawsuits and administrative proceedings. These estimates and assumptions are based on current facts, historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results could differ from those estimates and such differences may be material to the financial statements.

Comprehensive Loss

Comprehensive loss includes unrealized gains (losses) on the Company's foreign currency translation adjustments for the years ended December 31, 2024, 2023, and 2022. Income taxes on the unrealized losses are zero.

Convertible Senior Notes

On March 5, 2021, the Company issued $1.0 billion aggregate principal amount of its 0% Convertible Senior Notes due 2027 (the "Convertible Notes") in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act. On March 12, 2021, the initial purchasers of the Convertible Notes exercised their option to purchase an additional $150.0 million aggregate principal amount of the Company's 0% Convertible Senior Notes due 2027 (the "Additional Notes", and together with the Convertible Notes, the "Notes"), and such Additional Notes were issued on March 16, 2021. See Note 7. The Company accounts for the Notes under Accounting Standards Update ("ASU") No. 2020-06, "Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity" (ASU 2020-06"), which the Company early adopted in the first quarter of 2021 concurrent with the issuance of the Notes. The Company records the Notes in Long-term liabilities at face value net of issuance costs. If any of the conditions to the convertibility of the Notes is satisfied, or the Notes become due within one year, then the Company may be required under applicable accounting standards to reclassify the liability carrying value of the Notes as a current, rather than a long-term, liability.

Capped Call Transactions

Capped call transactions cover the aggregate number of shares of the Company's common stock that will initially underlie the Notes, and generally reduce potential dilution to the Company's common stock upon any conversion of Notes and/or offset any cash payments the Company may make in excess of the principal amount of the converted Notes, as the case may be, with such reduction and/or offset subject to a cap, based on the cap price of the capped call transactions. The Company determined that the freestanding capped call option contracts qualify as equity under the accounting guidance on indexation and equity classification, and recognized the contract by recording an entry to Additional paid-in capital ("APIC") in stockholders' equity in its consolidated balance sheet. The Company also determined that the capped call option contracts meet the definition of a derivative under Accounting Standards Codification ("ASC") Topic 815, "Derivatives and Hedging" ("ASC 815"), but are not required to be accounted for as a derivative as they meet the scope exception outlined in ASC 815. Instead the capped call options are recorded in APIC and not remeasured.

Issuance Costs

Issuance costs related to the Notes offering were capitalized and offset against proceeds from the Notes. Issuance costs consist of legal and other costs related to the issuance of the Notes and are amortized to interest expense over the term of the Notes. There were $8.5 million and $12.5 million in unamortized issuance costs related to the Notes as of December 31, 2024 and 2023, respectively.

As of December 31, 2024, 9,750,312 shares of common stock had been sold under the Company's ATM Program (as defined below) for an aggregate offering price of $48.3 million. Total issuance costs related to the ATM Program as of December 31, 2024 were approximately $3.3 million, resulting in aggregate net proceeds of approximately $45.0 million. Of the total issuance costs related to the ATM Program, $0.3 million remained unpaid as of December 31, 2024. In the year ended December 31, 2024, approximately $1.6 million was capitalized to reflect the costs associated with the issuance of new shares of common stock and offset against proceeds from the ATM Program.

Foreign Currency

The Company's foreign entities use their local currency as the functional currency. For these entities, the Company translates net assets into U.S. dollars at period end exchange rates, while revenue and expense accounts are translated at average exchange rates prevailing during the periods being reported. Resulting currency translation adjustments are included in Accumulated other comprehensive income and foreign currency transaction gains and losses are included in Other, net. Transaction gains and losses on long-term intra-entity transactions are recorded as a component of Other comprehensive loss. Transactions denominated in a currency other than the reporting entity's functional currency may give rise to transaction gains and losses that impact the Company's results of operations.

Foreign currency translation gain (loss), net of tax, reported as cumulative translation adjustment through Other comprehensive income (loss), net of tax was $1.6 million, $(0.4) million and $(4.2) million in the years ended December 31, 2024, 2023 and 2022, respectively.

Net realized and unrealized foreign currency transaction (losses) gains included in Other, net were $(6.3) million, $1.1 million and $(4.9) million, in the years ended December 31, 2024, 2023 and 2022, respectively.

Fair Value of Financial Instruments

The fair value measurement accounting guidance creates a fair value hierarchy to prioritize the inputs used to measure fair value into three categories. A financial instrument's level within the fair value hierarchy is based on the lowest level of input significant to the fair value measurement, where Level 1 is the highest and Level 3 is the lowest.

The three levels are defined as follows:

- *Level 1*—Unadjusted quoted prices in active markets accessible by the reporting entity for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

- *Level 2*—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active and model-derived valuations in which significant value drivers are observable.

- *Level 3*—Valuations derived from valuation techniques in which significant value drivers are unobservable.

The Company's financial instruments include cash equivalents, accounts receivable, accounts payable, and accrued expenses, for which the carrying amounts approximate fair value due to the short-term maturity of these financial instruments. The Company's convertible notes are carried at face value less the unamortized debt issuance costs (see Note 7).

The Company had no financial instruments measured at fair value on a recurring basis as of December 31, 2024 or 2023.

There were no transfers of financial assets or liabilities into or out of Level 1, Level 2 or Level 3 in the years ended December 31, 2024, 2023 or 2022.

Cash and Cash Equivalents

The Company maintains cash balances at two financial institutions in the United States. The cash balances may, at times, exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation or FDIC up to $250,000. The Company considers all highly liquid investments with original maturity dates of 90 days or less to be cash equivalents. Cash equivalents included approximately 61% in money market accounts and approximately 30% in demand deposits as of December 31, 2024.

Restricted Cash

Restricted cash includes cash held as collateral for stand-alone letter of credit agreements related to normal business transactions. The agreements require the Company to maintain specified amounts of cash as collateral in segregated accounts to support the letters of credit issued thereunder. The Company had $13.6 million in restricted cash as of December 31, 2024, which was comprised of $12.6 million to secure the letter of credit delivered to the landlord as security for the performance of its obligations under the Campus Lease (as defined below), recorded in Restricted cash, non-current (See Note 10) and $1.0 million to secure a letter of credit associated with a third party contract manufacturer in Europe recorded in Restricted cash, current in the Company's consolidated balance sheet. In 2024, the letter of credit associated with the third party contract manufacturer was renegotiated and reduced from $2.8 million at December 31, 2023 to $1.0 million at December 31, 2024.

Accounts Receivable

The Company records accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any anticipated losses on the accounts receivable balances and recorded in allowance for credit losses. Provision for credit losses is calculated based on the Company's history of write-offs, level of past due accounts, and relationships with and economic status of the Company's distributors or customers.

The Company had $1.6 million and $1.5 million allowance for credit losses as of December 31, 2024 and 2023, respectively.

Inventories and Cost of Goods Sold

Inventories are recorded at lower of cost or net realizable value. The Company accounts for inventory using the weighted average cost method. In addition to product cost, inventory costs include expenditures such as direct labor and certain supply and overhead expenses including in-bound shipping and handling costs incurred in bringing the inventory to its existing condition and location. Inventories are comprised primarily of raw materials, direct labor and overhead costs. Weighted average cost method is used to absorb raw materials, direct labor, and overhead into inventory. The Company reviews inventory quantities on hand and records a provision for excess and obsolete inventory based primarily on historical and forecasted demand, estimated shelf life of various raw materials and packaging, work in process and finished goods inventory, as well as the age of the inventory, among other factors.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and are depreciated using the straight-line method over the following estimated useful lives:

Land	Not amortized
Buildings	30 years
Leasehold improvements	Shorter of lease term or estimated useful life
Furniture and fixtures	3 years
Manufacturing equipment[(1)]	5 to 10 years
Research and development equipment[(1)]	5 to 10 years
Software and computer equipment	3 years
Vehicles	5 years

_____
(1) Beginning in the first quarter of 2023, the Company reassessed the estimated useful lives for certain of its large equipment with value over $25,000 from a range of 5 to 10 years to a uniform 10 years. Equipment up to $25,000 in value continue to be estimated to have a useful life of 5 years.

Leasehold improvements are depreciated on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining lease term. When assets are sold or retired, the asset and related accumulated depreciation are removed from the respective account balances. Any gain or loss from sale of the asset is included in selling, general, and administrative expenses. Any loss on accelerated depreciation on planned write-off and disposal of the asset is included in either cost of goods sold, research and development expenses, or selling, general and administrative expenses, depending on the nature of the asset. Expenditures for repairs and maintenance are charged directly to expense when incurred. See Note 6.

Change in Accounting Estimate

During the first quarter of 2023, the Company completed a reassessment of the useful lives of its large manufacturing equipment and research and development equipment, and determined that the Company should increase the estimated useful lives for certain of its equipment from a range of 5 to 10 years to a uniform 10 years. This reassessment was accounted for as a change in accounting estimate and was made on a prospective basis effective January 1, 2023. See Note 6.

Assets Held For Sale

The Company classifies long-lived assets determined to be sold as held for sale in the period in which all specified GAAP criteria are met. The Company initially measures assets classified as held for sale at the lower of its carrying value or fair value less costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met and are recorded in selling, general, and administrative expenses. The estimated fair value are typically based on appraisals or offers from prospective buyers.

In 2023, in connection with Global Operations Review, the Company identified certain manufacturing equipment that were no longer required for its future operations. Upon valuation of these assets by an independent third party, the assets that were determined to be not salable were fully depreciated in 2023. The assets that were determined salable were recorded in Assets held for sale in the Company's consolidated balance sheet at the lower of their carrying value or fair value less costs to sell. Loss recognized during 2023 associated with these assets classified as held for sale was $16.6 million. As of December 31, 2024, $1.9 million remained as assets held for sale in the Company's consolidated balance sheet. These assets held for sale are expected to be sold within one year.

Impairment of Long-Lived Assets

Long-lived assets are reviewed by management for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be fully recoverable. When events or circumstances indicate that impairment may be present, management evaluates the probability that future undiscounted net cash flows received will be less than the carrying amount of the asset. If projected future undiscounted cash flows are less than the carrying value of an asset, then such assets are written down to their fair values. The Company concluded that no long-lived assets were impaired during the fiscal years ended December 31, 2024, 2023 and 2022.

Income Taxes

The Company is subject to federal and state income taxes. The Company uses the asset and liability method of accounting for income taxes as set forth in the authoritative guidance for accounting for income taxes. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the respective carrying amounts and tax basis of assets and liabilities. A valuation allowance is established against the portion of deferred tax assets that the Company believes will not be realized on a more likely than not basis.

With respect to uncertain tax positions, the Company recognizes in its financial statements those tax positions determined to be more likely than not of being sustained upon examination, based on the technical merits of the positions. The Company's policy is to recognize, when applicable, interest and penalties on uncertain tax positions as part of income tax expense. See Note 11.

Leases

The Company leases certain equipment used for research and development and operations under both finance and operating lease agreements. An asset and a corresponding liability for the finance lease obligations are established for the cost of a finance lease. Finance lease assets are included in Property, plant and equipment, net in the Company's consolidated balance sheets.

Operating leases include lease arrangements for the Company's corporate offices, the Campus Lease (see Note 4), manufacturing facilities, warehouses, vehicles and, to a lesser extent, equipment. Operating leases with a term greater than one year are recorded on the consolidated balance sheets as operating lease right-of-use assets and operating lease liabilities at the commencement date. Operating lease assets represent the right to use an underlying asset for the lease term, and operating lease liabilities represent the obligation to make lease payments arising from the lease.

The Company records these balances initially at the present value of future minimum lease payments calculated using the Company's incremental borrowing rate and expected lease term. The Company estimates the incremental borrowing rate for each operating lease based on prevailing market rates for collateralized debt in a similar economic environment with similar payment terms and maturity dates commensurate with the terms of the lease. Certain adjustments to the operating lease right-of-use assets may be required for items such as initial direct costs paid or incentives received. Certain leases contain variable payments, which are expensed as incurred and not included in the Company's operating lease right-of-use assets and operating lease liabilities. These amounts primarily include payments for maintenance, utilities, taxes and insurance on the Company's corporate, research and development, and manufacturing facilities and warehouse leases and are excluded from the present value of the Company's lease obligations. Some leases also include early termination options, which can be exercised under specific conditions. The Company includes options to extend the lease term if the options are reasonably certain of being exercised. The Company does not have residual value guarantees or material restrictive covenants associated with its leases.

Upon adoption of ASU 2016-02, the Company elected to combine lease and non-lease components on all new or modified leases into a single lease component, for all classes of assets other than the co-manufacturing class of assets, which the Company recognizes over the expected term on a straight-line expense basis. The Company elected to separate the lease and non-lease components on all new or modified operating leases for the co-manufacturing class of assets for the purpose of recording operating lease right-of-use assets and operating lease liabilities. See Note 4.

When the Company purchases property that it was previously leasing under an operating lease, the Company de-recognizes the right-of-use asset and lease liability and recognizes the difference between the purchase price and the carrying amount of the lease liability immediately before the purchase as an adjustment to the carrying value of the asset. The Company allocates the purchase price to the assets acquired based upon their relative values.

Contingencies

The Company is subject to a range of claims, lawsuits, and administrative proceedings that arise in the ordinary course of business. The Company accrues a liability (which amount includes litigation costs expected to be incurred) and charges operations for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated, in accordance with the recognition criteria of the Financial Accounting Standards Board ("FASB") ASC 450, *Contingencies*. Estimating liabilities and costs associated with these matters require significant judgment based upon the professional knowledge and experience of management and its legal counsel. See Note 10.

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09"), which, along with subsequent ASUs, amended the existing accounting standards for revenue recognition ("Topic 606"). This guidance is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled to receive when products are transferred to customers. ASU 2014-09 was effective for the Company beginning January 1, 2019. The majority of the Company's contracts with customers generally consist of a single performance obligation to transfer promised goods. Based on the Company's evaluation and review of its contracts with customers, the timing and amount of revenue recognized based on ASU 2014-09 is consistent with the Company's revenue recognition policy under previous guidance. The Company has therefore concluded that the adoption of ASU 2014-09 did not have a material impact on its financial position, results of operations, or cash flows.

The Company's revenues are generated through sales of its products to distributors or customers. Revenue is recognized at the point in which the performance obligation under the terms of a contract with the customer have been satisfied and control has transferred. The Company's performance obligation is typically defined as the accepted purchase order or the contract with the customer which requires the Company to deliver the requested products at agreed upon prices at the time and location of the customer's choice. The Company generally does not offer warranties or a right to return on the products it sells except in the instance of a product recall or other limited circumstances.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for fulfilling the performance obligation. Sales and other taxes the Company collects concurrently with the sale of products are excluded from revenue. The Company's normal payment terms vary by the type and location of its customers and the products offered. The time between invoicing and when payment is due is not significant. None of the Company's customer contracts as of December 31, 2024 contains a significant financing component.

The Company routinely offers sales discounts and promotions through various programs to its customers and consumers. These programs include rebates, temporary on-shelf price reductions, off-invoice discounts, retailer advertisements, product coupons and other trade activities. Provision for discounts and incentives are recorded in the same period in which the related revenues are recognized. At the end of each accounting period, the Company recognizes a contra asset to accounts receivable for estimated sales discounts that have been incurred but not paid which totaled $6.8 million and $6.9 million as of December 31, 2024 and 2023, respectively. The offsetting charge is recorded as a reduction of revenues in the same period when the expense is incurred.

The Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. The incremental cost to obtain contracts was not material.

Presentation of Net Revenues by Channel

The Company's revenues are attributed to the country where the products are delivered. The following table presents the Company's net revenues by channel:

	Year Ended December 31,		
	2024	**2023**	**2022**
(in thousands)			
U.S.:			
Retail	$ 150,812	$ 155,240	$ 234,744
Foodservice	47,584	50,647	69,289
U.S. net revenues	198,396	205,887	304,033
International:			
Retail	59,783	61,723	60,907
Foodservice	68,273	75,766	53,993
International net revenues	128,056	137,489	114,900
Net revenues	$ 326,452	$ 343,376	$ 418,933

One distributor accounted for approximately 12% of the Company's gross revenues in each of 2024, 2023 and 2022. No other distributor or customer accounted for more than 10% of the Company's gross revenues in 2024, 2023 or 2022.

Earnings (Loss) Per Share

Earnings (loss) per share ("EPS") represents net income available to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS represents net income available to common stockholders divided by the weighted-average number of common shares outstanding, inclusive of the dilutive impact of potential common shares outstanding during the period. Such potential common shares include options, restricted stock units ("RSUs") and PSUs.

In periods when the Company records net loss, all potential common shares are excluded in the computation of EPS because their inclusion would be anti-dilutive. See Note 12.

Prepaid Expenses

Prepaid expenses primarily include prepaid insurance and other prepaid vendor costs, which are expensed in the period to which they relate. Prepaid expenses are included under the caption Prepaid expenses and other current assets in the Company's consolidated balance sheets and were $7.8 million and $8.3 million as of December 31, 2024 and 2023, respectively.

Investment in Joint Venture

The Company uses the equity method of accounting to record transactions associated with its joint venture when the Company shares in joint control of the investee. Investment in joint venture is not consolidated but is recorded in Investment in unconsolidated joint venture in the Company's consolidated balance sheet. The

Company recognizes its portion of the investee's results in Equity in losses of unconsolidated joint venture in its consolidated statement of operations. The Company eliminates its proportionate interest in any intra-entity profits or losses in the inventory of the investee at the end of the reporting period and recognizes its portion of the profit and losses when realized by the investee.

Selling, General and Administrative ("SG&A") Expenses

SG&A expenses are primarily comprised of selling, marketing expenses and administrative expenses, including personnel and related expenses, share-based compensation, outbound shipping and handling costs, non-manufacturing lease expense, depreciation and amortization expense on non-manufacturing and non-research and development assets, charges related to asset write-offs including loss on sale and write-down of fixed assets, consulting fees and other non-production operating expenses. Marketing and selling expenses include advertising costs, share-based compensation awards to brand ambassadors, costs associated with consumer promotions, product donations, product samples and sales aids incurred to acquire new customers, retain existing customers and build brand awareness. Administrative expenses include expenses related to management, accounting, legal, IT and other office functions. Advertising costs are expensed as incurred. Advertising costs in 2024, 2023 and 2022 were $8.5 million, $17.2 million and $20.6 million, respectively. Non-advertising related components of the Company's total marketing expenditures primarily include costs associated with consumer promotions, product sampling and sales aids, which are also included in SG&A.

Shipping and Handling Costs

The Company does not bill its distributors or customers shipping and handling fees. The Company's products are predominantly shipped to its distributors or customers as "FOB Destination," with control of the products transferred to the customer at the destination. In-bound shipping and handling costs incurred in manufacturing a product are included in inventory and reflected in cost of goods sold when the sale of that product is recognized. Outbound shipping and handling costs are considered as fulfillment costs and are recorded in SG&A expenses. Outbound shipping and handling costs included in SG&A expenses in 2024, 2023 and 2022 were $7.3 million, $10.7 million and $17.6 million, respectively.

Research and Development Expenses

Research and development expenses, which includes enhancements to existing products and new product development, are expensed in the period incurred. Research and development expenses primarily consist of personnel and related expenses for the Company's research and development staff, including salaries, benefits, bonuses, share-based compensation, scale-up expenses and depreciation and amortization expense on research and development assets, and facility lease costs. Research and development expenses in 2024, 2023 and 2022 were $28.1 million, $39.5 million and $62.3 million, respectively.

Share-Based Compensation

The Company measures all share-based compensation cost at the grant date, based on the fair values of the awards that are ultimately expected to vest, and recognizes that cost as an expense in its consolidated statements of operations over the requisite service period. The Company estimates the fair value of option awards using the Black-Scholes option valuation model, which requires management to make certain assumptions for estimating the fair value of stock options at the date of grant including the fair value and projected volatility of the underlying common stock and the expected term of the award. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of the Company's stock options. Although the fair value of stock options is determined using an option valuation model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

The Company recognizes the closing price of the Company's stock on the grant date as the fair value of RSUs.

The Company estimates the expected impact of forfeited awards and recognizes share-based compensation cost only for those awards ultimately expected to vest. If actual forfeiture rates differ materially from the Company's estimates, share-based compensation expense could differ significantly from the amounts the Company has recorded in the current period. The Company periodically reviews actual forfeiture experience and will revise its estimates, as necessary. The Company will recognize as compensation cost the cumulative effect of the change in estimated forfeiture rates on current and prior periods in earnings of the period of revision. As a result, if the Company revises its assumptions and estimates, the Company's share-based compensation expense could change materially in the future. See Note 9.

The Company estimates the fair value of PSUs using the Monte Carlo valuation model. The market-based performance condition used for these awards is based upon the total shareholder return ("TSR") of Beyond Meat versus the TSR of a peer group over performance periods which is considered to be a market condition under Accounting Standards Codification ("ASC") 718 "Compensation—Stock Compensation." The effect of the market condition is considered in determining the award's grant date fair value, which is not subsequently revised based on actual performance for stock settled awards. The expense is therefore fixed at the time of grant in relation to this feature. The expense may only be adjusted for any service-related forfeitures.

Retirement Savings Plan

On January 1, 2017 the Company initiated a 401(k) retirement savings plan ("401-K Plan") for the benefit of eligible employees. Under terms of this plan, eligible employees are able to make contributions of their wages on a tax-deferred basis. The Company has incurred $2.0 million, $2.1 million and $2.9 million in matching contribution to the 401-K Plan in 2024, 2023 and 2022, respectively.

Restructuring Plan

The Company accounts for exit or disposal activities in accordance with ASC 420, "Exit or Disposal Cost Obligations." The Company defines a business restructuring as an exit or disposal activity that includes but is not limited to a program which is planned and controlled by management and materially changes either the scope of a business or the manner in which that business is conducted. Business restructuring charges may include (i) contract termination costs and (ii) other related costs associated with exit or disposal activities.

Contract termination costs include costs to terminate a contract or costs that will continue to be incurred under the contract without benefit to the Company. A liability is recognized and measured at its fair value when the Company either terminates the contract or ceases using the rights conveyed by the contract. See Note 3.

New Accounting Pronouncements

In October 2023, the FASB issued ASU 2023-06 "Disclosure Improvements—Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative" ("ASU 2023-06"), which provides amendments to the Codification in response to the 2018 SEC release No. 33-10532, "Disclosure Update and Simplification." The amendments modify the disclosure and presentation requirements of a variety of Topics in the Codification and apply to all reporting entities within the scope of the affected Topics. ASU 2023-06 is effective for companies that are subject to the SEC's existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or purpose of issuing securities on the date which the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is prohibited. For all other entities, the amendments are effective two years later. If the SEC has not removed the applicable disclosure from Regulation S-X or Regulation S-K by June 30, 2027, the pending content related to ASU 2023-06 will not become effective for any entity and will be removed from the codification. Adoption of ASU 2023-06 is expected to modify the disclosure and presentation requirements only and is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In December 2023, the FASB issued "ASU 2023-09—Income Taxes (Topic 740)—Improvements to Income Tax Disclosures" ("ASU 2023-09") which amends the Codification to enhance the transparency and decision usefulness of income tax disclosures. ASU 2023-09 requires additional disaggregation of the reconciliation between the statutory and effective tax rate for an entity and of income taxes paid, both of which are disclosures required by current GAAP. The amendments improve the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The amendments in ASU 2023-09 apply to all entities that are subject to Topic 740, *Income Taxes*. For public business entities, the amendments in ASU 2023-09 are effective for annual periods beginning after December 15, 2024. Early adoption is permitted, however the Company has chosen not to early adopt. ASU 2023-09 is effective for the Company beginning January 1, 2025. Adoption of ASU 2023-09 is expected to enhance the usefulness of income tax disclosures and is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In March 2024, the FASB issued ASU 2024-02 "Codification Improvements—Amendments to Remove References to the Concepts Statements" ("ASU 2024-02") which amends the Codification to remove references to various FASB Concept Statements. The amendments in ASU 2024-02 are considered to be Codification improvements only. The amendments in ASU 2024-02 apply to all reporting entities within the scope of the affected accounting guidance and are effective for the Company for fiscal years beginning after December 15, 2024. Early application of the amendments in ASU 2024-02 is permitted for all entities for any fiscal year or interim period for which financial statements have not yet been issued or made available for issuance. Adoption of ASU 2024-02 is not expected to have a material impact on the Company's financial position, results of operations or cash flows

In November 2024, the FASB issued ASU 2024-03—Income Statement—Reporting Comprehensive Income —Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03") in order to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. The amendments in ASU 2024-03 require disclosure, in the notes to the financial statements, of specified information about certain costs and expenses in interim and year-end reporting periods. Specifically, entities will be required to:

1. Disclose the amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities included in each expense caption presented on the face of the Statement of Operations within continuing operations that includes items (a)-(e).

2. Include certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements.

3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively.

4. Disclose the total amount of selling expenses and, in annual reporting periods, an entity's definition of selling expenses.

The amendments in ASU 2024-03 apply to all public business entities and are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments are to be applied either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. Adoption of ASU 2024-03 is expected to modify the disclosure and presentation requirements only and is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In November 2024, the FASB issued ASU 2024-04—Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments ("ASU 2024-04") to improve the relevance and consistency in the application of induced conversion guidance in Subtopic 470-20, Debt—Debt with Conversion and Other Options. The amendments in ASU 2024-04 clarify the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion.

The amendments in ASU 2024-04 affect entities that settle convertible debt instruments for which the conversion privileges were changed to induce conversion. The amendments in ASU 2024-04 are effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in ASU 2020-06. The amendments in ASU 2024-04 permit an entity to apply the new guidance on either a prospective or a retrospective basis. The Company has not determined the impact of the adoption of ASU 2024-04 will have on the Company's financial position, results of operations or cash flows.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07 "Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures" ("ASU 2023-07"), which requires improvement to the disclosures about a public entity's reportable segments, intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expense categories that are regularly provided to the chief operating decision maker and included in each reported measure of a segment's profit or loss. The update also requires all annual disclosures about a reportable segment's profit or loss and assets to be provided in interim periods and for entities with a single reportable segment to provide all the disclosures required by Topic 280, including the significant segment expense disclosures. The amendment requires that an entity disclose (i) significant expenses that are regularly provided to the Chief Operating Decision Maker ("CODM"), (ii) other segment items by reportable segment including a description of its composition, (iii) all annual disclosures required by Topic 280 in interim periods, and (iv) the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss. The Company adopted this standard effective January 1, 2024, and applied it on a retrospective basis. See Note 14.

Note 3. Restructuring

In May 2017, management approved a plan to terminate the Company's exclusive supply agreement (the "Agreement") with one of its co-manufacturers, due to non-performance under the Agreement and on May 23, 2017, the Company notified the co-manufacturer of its decision to terminate the Agreement. On October 18, 2022, the parties to this dispute entered into a confidential written settlement agreement and mutual release, pursuant to which the parties agreed to dismiss with prejudice all claims and cross-claims asserted in the associated cases filed in the Superior Court of the State of California for the County of Los Angeles and the United States District Court for the Central District of California. The terms of the settlement did not have a material impact on Beyond Meat's financial position or results of operations. No party admitted liability or wrongdoing in connection with the settlement. In 2024, 2023 and 2022, the Company recorded $0, $(0.6) million, $17.3 million, respectively, in restructuring expenses related to this dispute, which consisted primarily of legal and other expenses. The credit recorded in 2023 was primarily driven by a reversal of certain accruals. As of December 31, 2024 and 2023, the Company had $0 in accrued unpaid restructuring expenses associated with this dispute.

Note 4. Leases

See Note 10.

Leases are classified as either finance leases or operating leases based on criteria in ASC 842. The Company has operating leases for its corporate offices, including the Campus Headquarters (as defined below), its former Manhattan Beach Project Innovation Center, its manufacturing facilities, warehouses and vehicles, and to a lesser extent, certain equipment and finance leases. Such leases generally have original lease terms between 2 years and 12 years, and often include one or more options to renew. Some leases also include early termination options, which can be exercised under specific conditions. The Company includes options to extend the lease term if the options are reasonably certain of being exercised. The Company does not have residual value guarantees or material restrictive covenants associated with its leases.

On January 14, 2021, the Company entered into a 12-year lease with two 5-year renewal options ("Campus Lease") to house its corporate headquarters, lab and innovation space ("Campus Headquarters") in El Segundo, California. Although the Company is involved in the design of the tenant improvements of the Campus Headquarters, the Company does not have title or possession of the assets during construction. In addition, the Company does not have the ability to control the leased Campus Headquarters until each phase of the tenant improvements is complete.

The Company paid $6.5 million and $4.2 million in rent prepayments and payments towards construction costs of the Campus Headquarters in the years ended December 31, 2024 and 2023, respectively. The rent prepayments and payments towards construction costs are initially recorded in Prepaid lease costs, non-current in the Company's consolidated balance sheets and will ultimately be reclassified as a component of a right-of-use asset upon lease commencement for each phase of the lease.

In 2022, the tenant improvements associated with Phase 1-A were completed, and the underlying asset was delivered to the Company. As such, upon commencement of Phase 1-A, the Company recognized a $64.1 million right-of-use asset, which included the reclassification of $27.7 million of the construction payments previously included in Prepaid lease costs, non-current, and a $36.6 million lease liability. Upon completion of the tenant improvements associated with Phase 1-A, the Company moved its innovation team from its former Manhattan Beach Innovation Center to the Campus Headquarters. In 2023, the tenant improvements associated with Phase 1-B were completed, and the underlying asset was delivered to the Company. As such, upon commencement of Phase 1-B, the Company recognized a $64.9 million right-of-use asset, which included the reclassification of $29.3 million of the construction payments previously included in Prepaid lease costs, non-current, and a $35.6 million lease liability. Upon completion of the tenant improvements associated with Phase 1-B, the Company moved its headquarters, sales and marketing operations to the Campus Headquarters.

On September 17, 2024, the Company entered into an amendment to the Campus Lease, which amendment: (i) revised the square footage of the premises, building and project to: (a) increase the Company's base rent by approximately $851,000 over the initial lease term; (b) adjust the Company's percentage share of direct expenses; and (c) increase the tenant improvement allowance to reflect a reduction in the scope of landlord's work; (ii) specify which improvements must be removed by the Company from the premises if the premises are not occupied in their entirety throughout the initial lease term and first extension term; and (iii) address other ministerial matters concerning the Campus Lease. Costs associated with this amendment are included in operating lease costs related to research and development expenses and SG&A expenses and are reflected in the tables below.

The lease on the Company's Manhattan Beach Project Innovation Center expired on January 31, 2024. Costs associated with this lease through its expiration date are included in operating lease costs related to research and development expenses and are reflected in the tables below.

Given the Company's intention to reduce its overall operating expenses and cash expenditures, on February 2, 2024, the Company terminated the agreement to purchase a property in Enschede, the Netherlands (the "Enschede Property") and the security deposit was returned to the Company, which was subsequently paid to the purchaser of the property to be applied towards the deposit and future lease payments. The Company entered into a lease agreement with the purchaser of the property to lease the approximately 114,000 square foot property for an initial period of five years with an option to renew for an additional five years at an annual rent of approximately €1.0 million. The lease is classified as a finance lease in the Company's consolidated balance sheet as of December 31, 2024. Costs associated with this lease are included in finance lease costs related to cost of goods sold and are reflected in the tables below.

Lease costs for operating and finance leases were as follows:

(in thousands)	Statement of Operations Location	December 31, 2024		December 31, 2023	
Operating lease cost:					
Lease cost	Cost of goods sold	$	1,668	$	1,625
Lease cost	Research and development expenses		9,539		9,396
Lease cost	Selling, general and administrative expenses		2,503		2,621
Variable lease cost[1]	Cost of goods sold		269		233
Variable lease cost[1]	Research and development expenses		6		119
Variable lease cost[1]	Selling, general and administrative		4,158		2,742
Operating lease cost		$	18,143	$	16,736
Short- term lease cost:					
Short-term lease cost	Cost of goods sold	$	93	$	84
Short-term lease cost	Research and development expenses		105		152
Short-term lease cost	Selling, general and administrative expenses		369		228
Short-term lease cost			567		464
Finance lease cost:					
Amortization of right-of use assets	Cost of goods sold	$	992	$	204
Amortization of right-of use assets	Research and development expenses		14		15
Interest on lease liabilities	Interest expense		164		21
Variable lease cost[1]	Cost of goods sold		13		10
Finance lease cost		$	1,183	$	250
Total lease cost		$	19,893	$	17,450

_____

(1) Variable lease cost primarily consists of common area maintenance, such as cleaning and repairs.

Supplemental balance sheet information related to leases are:

(in thousands)	Balance Sheet Location	December 31, 2024	December 31, 2023
Assets			
Operating leases	Operating lease right-of-use assets	$ 123,975	$ 130,460
Finance leases, net	Property, plant and equipment, net	3,817	461
Total lease assets		$ 127,792	$ 130,921
Liabilities			
Current:			
Operating lease liabilities	Current portion of operating lease liabilities	$ 4,125	$ 3,677
Finance lease liabilities	Accrued expenses and other current liabilities	851	196
Long-term:			
Operating lease liabilities	Operating lease liabilities, net of current portion	73,613	75,648
Finance lease liabilities	Finance lease obligations and other long-term liabilities	2,812	274
Total lease liabilities		$ 81,401	$ 79,795

The following is a schedule by year of the maturities of lease liabilities with original terms in excess of one year, as of December 31, 2024:

(in thousands)	December 31, 2024 Operating Leases	December 31, 2024 Finance Leases
2025	$ 8,684	$ 989
2026	8,494	1,027
2027	8,319	996
2028	8,373	955
2029	8,546	9
Thereafter	80,466	—
Total undiscounted future minimum lease payments	122,882	3,976
Less imputed interest	(45,144)	(313)
Total discounted future minimum lease payments	$ 77,738	$ 3,663

Weighted average remaining lease terms and weighted average discount rates were:

	December 31, 2024 Operating Leases	December 31, 2024 Finance Leases
Weighted average remaining lease term (years)	13.2	3.9
Weighted average discount rate	6.9 %	4.2 %

Supplemental cash flow information:

(in thousands)	December 31,	
	2024	**2023**
Cash paid for amounts included in the measurement of operating lease liabilities	$ 8,656	$ 9,452
Operating lease right-of-use assets obtained in exchange for lease liabilities	1,755	36,400

Note 5. Inventories

Major classes of inventory were as follows:

(in thousands)	December 31,	
	2024	**2023**
Raw materials and packaging	$ 51,303	$ 61,371
Work in process	28,204	37,329
Finished goods	33,937	31,636
Total	$ 113,444	$ 130,336

The Company records a provision for excess and obsolete inventories in cost of goods sold in its consolidated statements of operations. The amount recorded in 2023 included $38.0 million in incremental provision for excess and obsolete inventory resulting from the Company's Global Operations Review.

Note 6. Property, Plant and Equipment

The Company records property, plant, and equipment at cost and includes finance lease assets in Property, plant and equipment, net in its consolidated balance sheets. A summary of property, plant, and equipment as of December 31, 2024 and 2023, is as follows:

(in thousands)	December 31,	
	2024	**2023**
Manufacturing equipment	$ 165,626	$ 165,028
Research and development equipment	20,816	19,594
Leasehold improvements	18,165	23,898
Building	27,155	22,813
Finance leases	5,167	1,086
Software	2,742	3,568
Furniture and fixtures	941	1,079
Vehicles	594	584
Land	5,416	5,478
Assets not yet placed in service	38,747	43,123
Total property, plant and equipment	$ 285,369	$ 286,251
Less: accumulated depreciation and amortization	100,482	92,205
Property, plant and equipment, net	$ 184,887	$ 194,046

Depreciation and amortization expense in 2024, 2023 and 2022 was $23.1 million, $48.1 million and $32.6 million, respectively. Of the total depreciation and amortization expense in 2024, 2023 and 2022, $20.3 million, $44.5 million and $28.0 million, respectively, were recorded in cost of goods sold, $2.0 million,

$2.8 million and $4.0 million, respectively, were recorded in research and development expenses, and $0.8 million, $0.8 million and $0.6 million, respectively, were recorded in SG&A expenses, in the Company's consolidated statements of operations.

During the first quarter of 2023, the Company completed a reassessment of the useful lives of its large manufacturing and research and development equipment, and determined that the Company should increase the estimated useful lives for certain of its equipment from a range of 5 to 10 years a uniform 10 years. The timing of this reassessment was based on a combination of factors accumulating over time, including historical useful life information and changes in the Company's planned use of the equipment, that provided the Company with updated information that allowed it to make a better estimate of the economic lives of such equipment. This reassessment was accounted for as a change in accounting estimate and was made on a prospective basis effective January 1, 2023. This change in accounting estimate decreased depreciation expense in 2023 by $21.0 million, impacting cost of goods sold and research and development expenses by $19.0 million and $2.0 million, respectively, and decreased both basic and diluted net loss per share available to common stockholders by $0.33.

The Company had $1.9 million and $4.5 million in property, plant and equipment concluded to meet the criteria for assets held for sale as of December 31, 2024 and 2023, respectively. In the year ended December 31, 2023, a $3.8 million note receivable that was previously recorded for assets sold was written off as uncollectible.

Note 7. Debt

The following is a summary of debt balances as of December 31, 2024 and December 31, 2023:

	December 31,	
(in thousands)	2024	2023
0% Convertible senior notes	$ 1,150,000	$ 1,150,000
Debt issuance costs	(8,524)	(12,458)
Total debt outstanding	$ 1,141,476	$ 1,137,542
Less: current portion of long-term debt	—	—
Long-term debt	$ 1,141,476	$ 1,137,542

Convertible Senior Notes

On March 5, 2021, the Company issued $1.0 billion aggregate principal amount of its 0% Convertible Senior Notes due 2027 (the "Convertible Notes") in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. On March 12, 2021, the initial purchasers of the Convertible Notes exercised their option to purchase an additional $150.0 million aggregate principal amount of the Company's 0% Convertible Senior Notes due 2027 (the "Additional Notes", and together with the Convertible Notes, the "Notes"), and such Additional Notes were issued on March 16, 2021.

The initial conversion price of the Notes is $206.00 per share of common stock, which represents a premium of approximately 47.5% over the closing price of the Company's common stock on March 2, 2021. The Notes will mature on March 15, 2027, unless earlier repurchased, redeemed or converted. The Notes were issued pursuant to, and are governed by, an indenture, dated as of March 5, 2021 (the "Indenture"), between the Company and U.S. Bank National Association, as trustee (the "Trustee"). The Company used $84.0 million of the net proceeds from the sale of the Notes to fund the cost of entering into capped call transactions, described below. The proceeds from the issuance of the Notes were approximately $1.0 billion, net of capped call transaction costs of $84.0 million and debt issuance costs totaling $23.6 million.

The Notes are senior, unsecured obligations and are (i) equal in right of payment with the Company's senior, unsecured indebtedness; (ii) senior in right of payment to the Company's indebtedness that is expressly subordinated to the Notes; (iii) effectively subordinated to the Company's secured indebtedness, to the extent of the value of the collateral securing that indebtedness; and (iv) structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, and (to the extent the Company is not a holder thereof) preferred equity, if any, of the Company's subsidiaries.

The Notes do not bear regular interest, and the principal amount of the Notes do not accrete. However, special interest and additional interest may accrue on the Notes at a rate per annum not exceeding 0.50% (subject to certain exceptions) upon the occurrence of certain events relating to the failure to file certain SEC reports or to remove certain restrictive legends from the Notes.

The initial conversion rate is 4.8544 shares of common stock per $1,000 principal amount of the Notes, which represents an initial conversion price of $206.00 per share of common stock. The conversion rate and conversion price are subject to customary adjustments upon the occurrence of certain events as described in the Indenture.

The holder may convert the Notes during the five consecutive business days immediately after any ten consecutive trading day period, if the trading price per $1,000 principal amount of Notes, as determined following a request by a holder, for each trading day of the measurement period was less than ninety eight percent (98%) of the product of the last report sale price per share of common stock on such trading day and the conversion rate on such trading day.

The holder can convert its Notes during any calendar quarter, commencing after the calendar quarter ending on June 30, 2021, provided the last reported sale price of the common stock for at least 20 trading days is greater than or equal to 130% of the conversion price, during the 30 consecutive trading days ending on the last trading day of a calendar quarter.

Before December 15, 2026, noteholders have the right to convert their Notes upon the occurrence of certain events. From and after December 15, 2026, noteholders may convert their Notes at any time at their election until the close of business on the second scheduled trading day immediately before the maturity date. The Company has the right to elect to settle conversions either in cash, shares or in a combination of cash and shares of its common stock. However, upon conversion of any Notes, the conversion value, which will be determined over an "Observation Period" (as defined in the Indenture) consisting of 20 trading days, will be paid in cash up to at least the principal amount of the Notes being converted.

The Notes will be redeemable, in whole or in part, at the Company's option at any time, and from time to time, on or after March 20, 2024 and on or before the 20th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid special interest and additional interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of the Company's common stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date the Company sends the related redemption notice; and (ii) the trading day immediately before the date the Company sends such notice. In addition, calling any Note for redemption will constitute a "Make-Whole Fundamental Change" (as defined in the Indenture) with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption.

The Company must repay the note principal in cash, but may elect to settle the conversion value either in cash, shares or in a combination of cash and shares of its common stock.

If certain corporate events that constitute a "Fundamental Change" (as defined in the Indenture) occur, then, subject to limited exceptions, noteholders may require the Company to repurchase their Notes at a cash repurchase price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid special interest and additional interest, if any, to, but excluding, the fundamental change repurchase date. The definition of Fundamental Change includes certain business combination transactions involving the Company and certain de-listing events with respect to the Company's common stock.

The Notes have customary provisions relating to the occurrence of "Events of Default" (as defined in the Indenture), which include the following: (i) certain payment defaults on the Notes (which, in the case of a default in the payment of special interest and additional interest on the Notes, are subject to a 30-day cure period); (ii) the Company's failure to send certain notices under the Indenture within specified periods of time; (iii) the Company's failure to comply with certain covenants in the Indenture relating to the Company's ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (iv) a default by the Company in its other obligations or agreements under the Indenture or the Notes if such default is not cured or waived within 60 days after notice is given in accordance with the Indenture; (v) certain defaults by the Company or any of its significant subsidiaries with respect to indebtedness for borrowed money of at least $100 million; and (vi) certain events of bankruptcy, insolvency and reorganization involving the Company or any of its significant subsidiaries.

In the event of the Company's liquidation, dissolution or winding up, holders of the Company's common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Holders of the Company's common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to the Company's common stock. The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that the Company may designate in the future.

If an Event of Default involving bankruptcy, insolvency or reorganization events with respect to the Company (and not solely with respect to a significant subsidiary of the Company) occurs, then the principal amount of, and any accrued and unpaid special interest and additional interest on, all of the Notes then outstanding will immediately become due and payable without any further action or notice by any person. If any other Event of Default occurs and is continuing, then, the Trustee, by notice to the Company, or noteholders of at least 25% of the aggregate principal amount of Notes then outstanding, may declare the principal amount of, and any accrued and unpaid special interest and additional interest on, all of the Notes then outstanding to become due and payable immediately. However, notwithstanding the foregoing, the Company may elect, at its option, that the sole remedy for an Event of Default relating to certain failures by the Company to comply with certain reporting covenants in the Indenture consists exclusively of the right of the noteholders to receive special interest on the Notes for up to 365 days at a specified rate per annum not exceeding 0.50% on the principal amount of the Notes.

The total amount of debt issuance costs of $23.6 million was recorded as a reduction to Convertible senior notes, net in the consolidated balance sheet and is being amortized as interest expense over the term of the Notes using the effective interest method. In each of the years ended December 31, 2024 and December 31, 2023, the Company recognized $3.9 million in interest expense related to the amortization of the debt issuance costs related to the Notes. The effective interest rate in both of the years ended December 31, 2024 and December 31, 2023 was 0.3%.

The following is a summary of the Company's Notes as of December 31, 2024:

(in thousands)	Principal Amount	Unamortized Issuance Costs	Net Carrying Amount	Fair Value	
				Amount	Leveling
0% Convertible senior notes due on March 15, 2027	$ 1,150,000	$ 8,524	$ 1,141,476	$ 174,662	Level 2

The Notes are carried at face value less the unamortized debt issuance costs on the Company's consolidated balance sheets. As of December 30, 2024, the estimated fair value of the Notes was approximately $174.7 million. The Notes are quoted on the Intercontinental Exchange and are classified as Level 2 financial instruments. The estimated fair value of the Notes was determined based on the actual bid price of the Notes on December 30, 2024, the last business day when the Notes were traded.

As of December 31, 2024, the remaining life of the Notes was approximately 2.2 years.

Capped Call Transactions

On March 2, 2021, in connection with the pricing of the offering of the Convertible Notes, the Company entered into capped call transactions (the "Base Capped Call Transactions") with the option counterparties and used $73.0 million in net proceeds from the sale of the Convertible Notes to fund the cost of the Base Capped Call Transactions. On March 12, 2021, in connection with the Additional Notes, the Company entered into capped call transactions (the "Additional Capped Call Transactions") with the option counterparties and used $11.0 million of the net proceeds from the sale of the Additional Notes to fund the cost of the Additional Capped Call Transactions. The Base Capped Call Transactions and the Additional Capped Call Transactions (collectively, the "Capped Call Transactions") cover, subject to customary adjustments, the aggregate number of shares of the Company's common stock that will initially underlie the Notes, and are expected generally to reduce potential dilution to the Company's common stock upon any conversion of Notes and/or offset any cash payments the Company may make in excess of the principal amount of the converted Notes, as the case may be, with such reduction and/or offset subject to a cap, based on the cap price of the Capped Call Transactions. The cap price of the Capped Call Transactions is $279.32, which represents a premium of 100% over the last reported sale price of the Company's common stock on March 2, 2021. The aggregate $84.0 million paid for the Capped Call Transactions was recorded as a reduction to APIC.

Note 8. Stockholders' Deficit

As of December 31, 2024, the Company's shares consisted of 500,000,000 authorized shares of common stock, par value $0.0001 per share, of which 76,065,969 shares of common stock were issued and outstanding, and $500,000 authorized shares of preferred stock, par value $0.0001 per share, of which no shares were issued and outstanding.

As of December 31, 2023, the Company's shares consisted of 500,000,000 authorized shares of common stock, par value $0.0001 per share, of which 64,624,140 shares were issued and outstanding, and $500,000 authorized shares of preferred stock, par value $0.0001 per share, of which no shares were issued and outstanding.

The Company has not declared or paid any dividends, or authorized or made any distribution upon or with respect to any class or series of its capital stock.

Common Stock

Common stock reserved for future issuance consisted of the following:

	December 31,	
	2024	**2023**
Equity incentive compensation awards granted and outstanding	6,859,658	5,888,077
Shares available for grant under the 2018 Equity Incentive Plan[1]	7,489,593	8,230,500
Shares available for issuance under the Employee Stock Purchase Plan	3,484,845	2,948,715
Shares reserved for potential issuance under the Notes	8,234,230	8,234,230
Total common stock reserved for future issuance[2]	26,068,326	25,301,522

_____

(1) Shares available for issuance under the 2018 Equity Incentive Plan includes 225,967 shares that may be issued pursuant to performance stock units if 200% of the applicable performance target is achieved.
(2) Total common stock reserved for future issuance excludes shares that may be issued pursuant to the ATM Program discussed below.

ATM Program

In May 2023, the Company filed an automatic shelf registration statement on Form S-3 (the "2023 Shelf Registration Statement") with the SEC registering an indeterminate amount of its common stock, preferred stock, debt securities, warrants, purchase contracts and units (collectively, "Company securities"). On March 18, 2024, the Company filed an updated shelf registration statement on Form S-3 (the "2024 Shelf Registration Statement"), which the SEC declared effective on April 12, 2024 and which replaced the 2023 Shelf Registration Statement. The 2024 Shelf Registration Statement allows the Company to sell, from time to time and at its discretion, Company securities having an aggregate offering price of up to $250.0 million including shares of common stock that may be sold pursuant to the Company's equity distribution agreement, dated as of November 7, 2024 (the "Equity Distribution Agreement"), with B. Riley Securities, Inc. ("B. Riley"), as sales agent, under an "at the market" offering program (the "ATM Program").

Pursuant to the Equity Distribution Agreement, the Company may offer and sell common stock having an aggregate offering price of up to $200.0 million from time to time to or through B. Riley, subject to the Company's compliance with applicable laws and the applicable requirements of the Equity Distribution Agreement. The Equity Distribution Agreement stipulates that the Company will pay B. Riley a commission equal to up to 3.0% of the gross offering proceeds of any shares of common stock sold to or through B. Riley pursuant to the Equity Distribution Agreement. The Company intends to use the net proceeds from sales of common stock issued under the ATM Program for general corporate and working capital purposes. The timing of any sales and the number of shares sold will depend on a variety of factors to be determined and considered by the Company. The Company is not obligated to sell any shares under the Equity Distribution Agreement.

As of December 31, 2024, 9,750,312 shares of common stock had been sold under the ATM Program for an aggregate offering price of $48.3 million. Total issuance costs related to the ATM Program as of December 31, 2024 were approximately $3.3 million, resulting in aggregate net proceeds of approximately $45.0 million. Of the total issuance costs related to the ATM Program, $0.3 million remained unpaid as of December 31, 2024. In the year ended December 31, 2024, approximately $1.6 million was capitalized to reflect the costs associated with the issuance of new shares of common stock and offset against proceeds from the ATM Program. As of December 31, 2024, approximately $201.7 million in capacity remained available under the 2024 Shelf Registration Statement.

Note 9. Share-Based Compensation

In 2019, the Company's 2011 Equity Incentive Plan (the "2011 Equity Incentive Plan") was amended, restated and re-named the 2018 Equity Incentive Plan (the "2018 Equity Incentive Plan"). The shares available for issuance under the 2011 Equity Incentive Plan were added to the shares reserved for issuance under the 2018 Equity Incentive Plan.

The 2018 Equity Incentive Plan provides for the grant of stock options (including incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, restricted stock units ("RSUs"), performance units, and performance shares to the Company's employees, directors, and consultants. As of December 31, 2024, the maximum aggregate number of shares that may be issued under the 2018 Equity Incentive Plan was 25,204,961 shares of the Company's common stock. In addition, the number of shares reserved for issuance under the 2018 Equity Incentive Plan will be increased automatically on the first day of each fiscal year beginning with the 2020 fiscal year, by a number equal to the least of: (i) 2,144,521 shares; (ii) 4.0% of the shares of common stock outstanding on the last day of the prior fiscal year; or (iii) such number of shares determined by the Company's board of directors. As of January 1, 2025, the maximum aggregate number of shares that may be issued under the 2018 Equity Incentive Plan increased to 27,349,482 shares.

The 2018 Equity Incentive Plan may be amended, suspended or terminated by the Company's board of directors at any time, provided such action does not impair the existing rights of any participant, subject to stockholder approval of any amendment to the 2018 Equity Incentive Plan as required by applicable law or listing requirements. Unless sooner terminated by the Company's board of directors, the 2018 Equity Incentive Plan will automatically terminate on November 14, 2028.

The following table summarizes the shares available for grant under the 2018 Equity Incentive Plan:

	Shares Available for Grant
Balance - December 31, 2023	8,230,500
Authorized	2,144,521
Granted[1]	(3,428,904)
Shares withheld to cover taxes	85,993
Forfeited	457,483
Balance - December 31, 2024	7,489,593

_____

(1) Includes 225,967 shares reserved for issuance pursuant to performance stock units if 200% of the applicable performance target is achieved.

As of December 31, 2024 and 2023, there were 4,392,460 and 4,477,120 shares, respectively, issuable under stock options outstanding, 2,241,231 and 1,411,310 shares, respectively, issuable under unvested RSUs outstanding, 225,967 and 0 shares, respectively, issuable under unvested PSUs outstanding, 225,967 shares reserved for issuance under unvested PSUs outstanding if 200% of the applicable performance target is achieved, 10,837,816 and 9,048,906 shares, respectively, issued for stock option exercises, RSU settlement and restricted stock grants, and 7,489,593 and 8,230,500 shares, respectively, available for grant under the 2018 Equity Incentive Plan.

Stock Options

Following are the assumptions used in the Black-Scholes valuation model for options granted during the periods shown below:

	Year Ended December 31,		
	2024	**2023**	**2022**
Risk-free interest rate	4.3%	4.2%	2.3%
Average expected term (years)	7.0	7.0	7.0
Expected volatility	55.0%	55.2%	55.0%
Dividend yield	—	—	—

- *Risk-Free Interest Rate:* The yield on actively traded non-inflation indexed US Treasury notes with the same maturity as the expected term of the underlying options was used as the average risk-free interest rate.

- *Expected Term:* As the Company does not have sufficient historical experience for determining the expected term of the stock option awards granted, the Company's expected term is based on the simplified method, generally calculated as the mid-point between the vesting date and the end of the contractual term.

- *Expected Volatility:* As the Company has only been a public entity since May 2, 2019, there is not a substantive share price history to calculate volatility and, as such, the Company has elected to use an average based on the volatility of other comparable public companies, which compete directly with the Company, along with the Company's own volatility over the expected term of the options.

- *Dividend Yield:* The Company has not issued regular dividends on common shares in the past nor does the Company expect to issue dividends in the future.

Forfeiture Rate: The Company estimates the forfeiture rate at the time of grant based on past awards canceled, the number of awards granted, and vesting terms and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The cumulative effect on current and prior periods of a change in the estimated number of awards likely to vest is recognized in compensation cost in the period of the change.

The 2018 Equity Incentive Plan generally provides that the Company's board of directors may set the vesting schedule applicable to grants approved under the 2018 Equity Incentive Plan. The Company has not granted any stock option awards with performance-based vesting conditions.

Option grants in 2024, 2023 and 2022, generally vest 25% of the total award on the first anniversary of the vesting commencement date, and thereafter ratably vesting monthly over the remaining three-year period, subject to continued employment through the vesting date.

The following table summarizes the Company's stock option activity during the period from December 31, 2021 through December 31, 2024:

	Number of Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)[1]
Outstanding at December 31, 2021	3,956,364	$ 27.04	5.9	$ 180,302
Granted	841,630	$ 38.93	—	$ —
Exercised	(223,175)	$ 7.28	—	$ 7,026
Canceled/Forfeited	(574,886)	$ 62.29	—	$ —
Outstanding at December 31, 2022	3,999,933	$ 25.58	5.3	$ 20,712
Granted	1,234,905	$ 15.89	—	$ —
Exercised	(216,144)	$ 0.79	—	$ 3,646
Canceled/Forfeited	(541,574)	$ 34.34	—	$ —
Outstanding at December 31, 2023	4,477,120	$ 23.04	5.4	$ 12,915
Granted	1,108,134	$ 9.19	—	$ —
Exercised	(974,621)	$ 0.95	—	$ 2,822
Canceled/Forfeited	(218,173)	$ 23.25	—	$ —
Outstanding at December 31, 2024	4,392,460	$ 24.44	6.5	$ 1,168
Vested and exercisable at December 31, 2024	2,636,069	$ 31.60	4.9	$ 1,168
Vested and expected to vest at December 31, 2024	3,941,873	$ 26.09	6.2	$ 1,168

_____

(1) Aggregate intrinsic value is calculated as the difference between the value of common stock on the transaction date and the exercise price multiplied by the number of shares issuable under the stock option. Aggregate intrinsic value of shares outstanding at the beginning and end of the reporting period is calculated as the difference between the value of common stock on the beginning and end dates, respectively, and the exercise price multiplied by the number of shares outstanding.

In the years ended December 31, 2024, 2023 and 2022, the Company recorded $7.7 million, $10.8 million and $14.5 million, respectively, of share-based compensation expense related to options. The share-based compensation expense is included in cost of goods sold, research and development expenses and SG&A expenses in the Company's consolidated statements of operations.

As of December 31, 2024, there was $10.6 million in unrecognized compensation expense related to nonvested stock option awards which is expected to be recognized over a weighted average vesting period of 1.1 years.

Restricted Stock Units

RSU grants to new employees in the years ended December 31, 2024, 2023 and 2022 generally vest 25% of the total award on the first anniversary of the vesting commencement date, and thereafter vest quarterly over the remaining three years of the award, subject to continued employment through the vesting date.

RSU grants to certain continuing employees in the year ended December 31, 2024 vest: (i) 25% of the total award on the first anniversary of the vesting commencement date, and thereafter vest quarterly over the remaining three years of the award; or (ii) 50% of the total award on the first anniversary of the vesting commencement date, and thereafter vest quarterly over the remaining four quarters of the award, each subject to continued employment through the vesting date.

RSU grants to certain continuing employees in the year ended December 31, 2023 vest: (i) 25% of the total award on the first anniversary of the vesting commencement date, and thereafter vest quarterly over the remaining three years of the award; (ii) 25% of the total award each quarter over four quarters; or (iii) 50% of the total award on the first anniversary of the vesting commencement date, and thereafter vest quarterly over the remaining four quarters of the award, each subject to continued employment through the vesting date.

RSU grants to certain continuing employees in the year ended December 31, 2022 vest 50% of the total award on the first anniversary of the vesting commencement date, and thereafter vest quarterly over the remaining four quarters of the award, subject to continued employment through the vesting date. RSU grants to certain continuing employees in the year ended December 31, 2022 vest 25% of the total award each quarter over four quarters, subject to continued employment through the vesting date. An RSU grant to one executive officer in the year ended December 31, 2022 vested 100% over three months from the vesting commencement date. RSU grants to two executive officers in the year ended December 31, 2022 vest quarterly over four and eight quarters, respectively, subject to continued employment through the vesting date.

Annual RSU grants to directors on the Company's board of directors in 2024, 2023 and 2022 vest monthly over a one-year period and RSU grants to new directors on the Company's board of directors vest monthly over a three-year period, each subject to continued service through the vesting date. RSU grants to non-employee consultants and brand ambassadors in 2024, 2023 and 2022 vest on varying dates, subject to continued service through the vesting date.

The following table summarizes the Company's RSU activity from December 31, 2021 through December 31, 2024:

	Number of Units		Weighted Average Grant Date Fair Value Per Unit
Unvested at December 31, 2021	608,175	$	89.00
Granted	1,102,071	$	29.12
Vested[1]	(200,932)	$	88.20
Canceled/Forfeited	(516,001)	$	—
Unvested at December 31, 2022	993,313	$	35.98
Granted	1,491,814	$	14.67
Vested[1]	(690,557)	$	28.38
Canceled/Forfeited	(383,260)	$	27.00
Unvested at December 31, 2023	1,411,310	$	19.60
Granted	1,868,836	$	8.77
Vested[1]	(807,264)	$	13.32
Canceled/Forfeited	(231,651)	$	17.90
Unvested at December 31, 2024	2,241,231	$	11.89

_____

(1) Includes 85,993, 38,679, and 40,795 shares of common stock that were withheld to cover taxes in 2024, 2023 and 2022, respectively, on the release of vested RSUs and became available for future grants pursuant to the 2018 Equity Incentive Plan.

In the years ended December 31, 2024, 2023 and 2022, the Company recorded $14.4 million, $18.3 million and $19.4 million, respectively, of share-based compensation expense related to RSUs. The share-based compensation expense is included in cost of goods sold, research and development expenses and SG&A expenses in the Company's consolidated statements of operations.

As of December 31, 2024, there was $17.7 million in unrecognized compensation expense related to nonvested RSUs which is expected to be recognized over a weighted average vesting period of 1.2 years.

Performance Stock Units

On March 1, 2024, the Company granted a target amount of $3.3 million in PSUs with market-based and service-based vesting conditions to certain executive officers. The market vesting condition is based on the Company's TSR results relative to a peer group. The peer group includes the constituents of the S&P Food and Beverage Select Industry Index excluding companies in the S&P 500 as of the beginning of each of the three performance periods that apply to the PSUs (each performance period begins on January 1, 2024 and the performance periods end on December 31, 2024, December 31, 2025 and December 31, 2026 for a one-year, two-year and three-year performance period, respectively). The market vesting condition allows for a range of vesting from 0% to 200% of the target amount, depending on the relative TSR achieved by the Company against the peer group for the applicable performance period, as determined by the Company's Human Capital Management and Compensation Committee within 60 days following the end of the performance period. In addition to the market vesting condition, the PSUs are subject to the continued service of the executive officers through the last day of the applicable performance period. PSUs that are unvested three months following the end of the performance period will be forfeited and returned to the 2018 Equity Incentive Plan on that date.

The fair value of PSUs is measured on the grant date using a Monte Carlo valuation model. Each of the three performance periods is considered an individual tranche of the award referred to below as "Tranche 1," "Tranche 2" and "Tranche 3," respectively.

	Number of Units	Grant Date Fair Value Per Unit	Performance Period
Tranche 1	80,307	$ 13.49	January 1, 2024 - December 31, 2024
Tranche 2	74,714	$ 14.50	January 1, 2024 - December 31, 2025
Tranche 3	70,946	$ 15.27	January 1, 2024 - December 31, 2026

The following table summarizes the Company's PSU activity during the year ended December 31, 2024:

	Number of Units	Weighted Average Grant Date Fair Value Per Unit
Unvested at January 1, 2024	—	$ —
Granted	225,967	$ 14.38
Vested	—	$ —
Canceled/Forfeited	—	$ —
Unvested at December 31, 2024	225,967	$ 14.38

The total grant date fair value of the PSUs was determined to be $3.3 million, with each tranche of PSUs representing $1.1 million of the total expense. The requisite service period for each tranche of PSUs is 10 months, 22 months and 34 months, respectively. Share-based compensation expense related to PSUs is recognized on a straight-line basis over their requisite service periods, regardless of whether the market vesting condition is ultimately satisfied. Share-based compensation expense is not reversed if the achievement of the market vesting condition does not occur.

In the year ended December 31, 2024, the Company recorded $1.9 million of share-based compensation expense related to vesting of the three tranches of PSUs. The share-based compensation expense is included in SG&A expenses in the Company's consolidated statements of operations. Prior to December 31, 2023, the Company had no share-based compensation expense related to PSUs.

As of December 31, 2024, there was $1.4 million in unrecognized compensation expense related to unvested PSUs which is expected to be recognized over a weighted average vesting period of 1.5 years.

Employee Stock Purchase Plan

On November 15, 2018, the Company's board of directors adopted its 2018 Employee Stock Purchase Plan ("2018 ESPP"), which was subsequently approved by the Company's stockholders and became effective on April 30, 2019, the day immediately prior to the effectiveness of the registration statement filed in connection with the IPO. The 2018 ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code (the "Code") for U.S. employees. In addition, the 2018 ESPP authorizes grants of purchase rights that do not comply with Section 423 of the Code under a separate non-423 component for non-U.S. employees and certain non-U.S. service providers. As of December 31, 2024, the Company has reserved 3,484,845 shares of common stock for issuance under the 2018 ESPP. In addition, the number of shares reserved for issuance under the 2018 ESPP will be increased automatically on the first day of each fiscal year for a period of up to ten years, starting with the 2020 fiscal year, by a number equal to the least of: (i) 536,130 shares; (ii) 1.0% of the shares of common stock outstanding on the last day of the prior fiscal year; or (iii) such lesser number of shares determined by the Company's board of directors. As of January 1, 2025, the maximum aggregate number of shares that may be issued under the 2018 ESPP increased to 4,020,975 shares. The 2018 ESPP is expected to be implemented through a series of offerings under which participants are granted purchase rights to purchase shares of the Company's common stock on specified dates during such offerings. The administrator has not yet approved an offering under the 2018 ESPP.

Note 10. Commitments and Contingencies

Leases

See Note 4.

On January 14, 2021, the Company entered into the Campus Lease with HC Hornet Way, LLC, a Delaware limited liability company (the "Landlord"), to house the Company's Campus Headquarters.

Under the terms of the Campus Lease, the Company will lease an aggregate of approximately 282,000 rentable square feet in a portion of a building located in El Segundo, California, to be built out by the Landlord and delivered to the Company in multiple phases. As of December 31, 2023, the Company has recognized a right-of-use asset and lease liability for Phase 1-A and Phase 1-B in its consolidated balance sheet.

On September 17, 2024, the Company entered into an amendment to the Campus Lease, which amendment: (i) revised the square footage of the premises, building and project to: (a) increase the Company's base rent by approximately $851,000 over the initial lease term; (b) adjust the Company's percentage share of direct expenses; and (c) increase the tenant improvement allowance to reflect a reduction in the scope of landlord's work; (ii) specify which improvements must be removed by the Company from the premises if the premises are not occupied in their entirety throughout the initial lease term and first extension term; and (iii) address other ministerial matters concerning the Campus Lease. Aggregate payments towards base rent over the initial lease term associated with the remaining phases not yet delivered to the Company will be approximately $79.6 million.

Concurrent with the Company's execution of the Campus Lease, the Company delivered to the Landlord a letter of credit in the amount of $12.5 million as security for the performance of its obligations under the Campus Lease, which amount will decrease to: (i) $6.3 million on the fifth (5th) anniversary of the Rent Commencement Date (as defined in the Campus Lease); (ii) $3.1 million on the eighth (8th) anniversary of the Rent Commencement Date; and (iii) $0 in the event the Company receives certain credit ratings; provided the Company is not then in default of its obligations under the Campus Lease. The letter of credit is secured by a $12.6 million deposit included in the Company's consolidated balance sheets as "Restricted cash, non-current" as of December 31, 2024 and 2023.

The lease on the Company's Manhattan Beach Project Innovation Center expired on January 31, 2024.

Given the Company's intention to reduce its overall operating expenses and cash expenditures, on February 2, 2024, the Company terminated the agreement to purchase the Enschede Property and the security deposit was returned to the Company, which was subsequently paid to the purchaser of the property to be applied towards the deposit and future lease payments. The Company entered into a lease agreement with the purchaser of the property to lease the approximately 114,000 square foot property for an initial period of five years with an option to renew for an additional five years at an annual rent of approximately €1.0 million.

China Investment and Lease Agreement

In 2020, the Company and its subsidiary, BYND JX, entered into an investment agreement with the Administrative Committee (the "JX Committee") of the Jiaxing Economic & Technological Development Zone (the "JXEDZ") pursuant to which, among other things, BYND JX has agreed to make certain investments in the JXEDZ in two phases of development, and the Company has agreed to guarantee certain repayment obligations of BYND JX under such agreement. In the year ended December 31, 2024, the Company received $0.5 million in subsidies from the JXEDZ Finance Bureau. No such subsidies were received in the years ended 2023 and 2022.

During Phase 1, the Company agreed to invest $10.0 million as the registered capital of BYND JX in the JXEDZ through intercompany investment in BYND JX. and BYND JX agreed to lease a facility in the JXEDZ for a minimum of two years. In connection with such agreement, BYND JX entered into a factory leasing contract with a JXEDZ company, pursuant to which BYND JX agreed to lease and renovate a facility in the JXEDZ and lease it for a minimum of two years. In the year ended December 31, 2022, the lease was amended to extend the term for an additional five years without rent escalation. In the fourth quarter of 2021, BYND JX leased an approximately 12,000 square foot facility in Shanghai, China, for a period of eight years, which is used as a local research and development facility. As of December 31, 2024, the Company had invested $22.0 million as the registered capital of BYND JX and advanced $20.0 million to BYND JX.

In the event that the Company and BYND JX determine, in their sole discretion, to proceed with the Phase 2 development in the JXEDZ, BYND JX has agreed in the first stage of Phase 2 to increase its registered capital to $40.0 million and to acquire the land use right to a state-owned land plot in the JXEDZ to conduct development and construction of a new production facility. Following the first stage of Phase 2, the Company and BYND JX may determine, in their sole discretion, to permit BYND JX to obtain a second state-owned land plot in the JXEDZ in order to construct an additional facility thereon.

Subsequent to the year ended December 31, 2024, on February 24, 2025, as part of the Company's continued review of its global operations, the Company's board of directors approved a plan to suspend the Company's current operational activities in China, which are estimated to cease by the end of the second quarter of 2025. See Note 15.

The Planet Partnership

In 2021, the Company entered into the Planet Partnership, LLC ("TPP"), a joint venture with PepsiCo, Inc., to develop, produce and market innovative snack and beverage products made from plant-based protein. In the years ended December 31, 2024, 2023 and 2022, the Company recognized its share of the net losses in TPP in the amount of $73,000, $3.9 million and $18.9 million, respectively. In the years ended December 31, 2024 and 2023, the Company contributed its share of the investment in TPP of $0 and $3.3 million, respectively, resulting in a total contribution of $27.6 million as of December 31, 2024. See Note 2 and Note 13.

In 2023, the Company continued the process of renegotiating certain contracts and changing operating activities related to Beyond Meat Jerky and assumed distribution responsibilities for Beyond Meat Jerky in the fourth quarter of 2023. As part of its Global Operations Review, in 2023, the Company made the decision to discontinue the Beyond Meat Jerky product line and discontinued it in 2024.

Purchase Commitments

On July 1, 2023, the Company and Roquette Frères entered into a second amendment (the "Second Amendment") to the Company's existing pea protein supply agreement dated January 10, 2020, as amended by the first amendment dated August 3, 2022 (the "First Amendment"). Pursuant to the Second Amendment, the terms of the agreement and existing purchase commitments set forth in the First Amendment were revised and extended through December 31, 2025. Pursuant to the Second Amendment, the purchase commitment was revised such that the Company has committed to purchase pea protein inventory totaling $17.0 million in 2025. In 2023, as part of the Company's Global Operations Review, the Company wrote off $5.0 million in prepayments for an option to purchase pea protein inventory in the future that the Company estimated that it may not be able to use.

On April 6, 2022, the Company entered into a co-manufacturing agreement ("Agreement") with a co-manufacturer to manufacture various products for the Company. The Agreement included a minimum order quantity commitment per month and an aggregate quantity over a five-year term. On November 21, 2023, the Company terminated the Agreement because the co-manufacturer failed to meet its obligations under the Agreement and recorded $4.4 million in termination-related charges. In March 2024, the co-manufacturer brought an action against the Company in a confidential arbitration proceeding. See *Litigation—Arbitration with Former Co-Manufacturer*.

Litigation

In connection with the matters described below, the Company has accrued for loss contingencies where it believes that losses are probable and estimable. No loss contingency is recorded for matters where such losses are either not probable or reasonably estimable (or both). Although it is reasonably possible that actual losses could be in excess of the Company's accrual, the Company is unable to estimate a reasonably possible loss or range of loss in excess of its accrual, due to various reasons, including, among others, that: (i) the proceedings are in early stages or no claims have been asserted, (ii) specific damages have not been sought in all of these matters, (iii) damages, if asserted, are considered unsupported and/or exaggerated, (iv) there is uncertainty as to the outcome of pending appeals, motions or settlements, (v) there are significant factual issues to be resolved, and/or (vi) there are novel legal issues or unsettled legal theories presented. It is not possible to predict the ultimate outcome of all pending legal proceedings, and some of the matters discussed below seek or may seek potentially large and/or indeterminate amounts. Any such loss or excess loss could have a material effect on the Company's results of operations or cash flows or on the Company's financial condition.

In addition to the matters described below, the Company is involved in various other legal proceedings, claims and litigation arising in the ordinary course of business. Based on the facts currently available, the Company does not believe that the disposition of such other matters that are pending or asserted will have a material effect on its financial statements.

Aliments BVeggie, Inc.

In November 2023, Aliments BVeggie, Inc. ("BVeggie") filed and served legal proceedings against the Company before the Superior Court of Quebec's District of Montreal. BVeggie alleges, among other things that: (i) in 2019, the Company and BVeggie entered into a co-manufacturing agreement, by which BVeggie would produce and deliver products for the benefit of the Company, in exchange for a tolling fee to be paid per pound of product produced and delivered to the Company; (ii) the Company would have made false and misleading statements regarding the volume of purchase orders it would provide BVeggie; (iii) BVeggie invested significant sums to adapt its facilities for the intended production; (iv) the Company fell short of its undertakings and promises; and (v) in March 2023, the Company illegally terminated the business relationship. BVeggie intends to claim damages in the total amount of 129,841,920 CAD, in compensation for its investments, lost profits and the repairs needed to be made to its facility post-termination of the business relationship and removal of the Company's equipment. The case is at a preliminary stage. The Company intends to vigorously defend against these claims. On December 7, 2023, the Company filed a motion for declinatory exception to stay the proceedings pending before the Superior Court of Quebec, district of Montreal, and refer the dispute to arbitration in California. A hearing on the motion for declinatory exception occurred on April 25, 2024. By judgment dated May 9, 2024, the Superior Court of Quebec granted the motion for declinatory exception filed by the Company and declared that the courts sitting in Los Angeles County, in the State of California, are in a better position to decide the dispute. BVeggie appealed the court's decision on June 7, 2024, and the Company filed a cross-appeal on June 18, 2024. The appeals are expected to be heard by the end of 2025. The litigation in Quebec is currently suspended pending the outcome of the appeals.

In June 2024 and in parallel to the litigation mentioned above, BVeggie filed and served legal proceedings against the Company before the Superior Court of Quebec's District of Montreal, asking that an agreement between the parties by which BVeggie was to purchase certain machinery from the Company, in the amount of $5.1 million, be voided. This litigation is also currently suspended pending the outcome of the aforementioned appeals.

Saskatchewan Healthcare Employees' Pension Plan v. Beyond Meat, Inc. et al.

On May 11, 2023, a class action complaint was filed against the Company and certain current and former officers and directors in the United States District Court for the Central District of California, captioned Retail Wholesale Department Store Union Local 338 Retirement Fund v. Beyond Meat, Inc., et al., Case No. 2:23-cv-03602. On July 26, 2023, the Court granted Saskatchewan Healthcare Employees' Pension Plan's motion to be appointed lead plaintiff and for its counsel to be appointed lead counsel. On August 9, 2023, the case was re-captioned as Saskatchewan Healthcare Employees' Pension Plan v. Beyond Meat, Inc., et al., Case No. 2:23-cv-03602 ("SHEPP Action"). On October 9, 2023, the plaintiffs filed a consolidated class action complaint. The complaint alleges, among other things, that the Company and the individual defendants made false and misleading statements or omissions regarding the Company's ability to manufacture its products at scale and to its partners' specifications. The complaint seeks an order certifying the class; awarding compensatory damages, interest, costs, expenses, attorneys' and expert fees; and granting other unspecified equitable or injunctive relief. The complaint alleges causes of action under Sections 10(b), 20(a), and 20A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of a putative class of investors who purchased the Company's common stock between May 5, 2020 and October 13, 2022, inclusive. On December 8, 2023, the Company and the individual defendants filed a motion to dismiss the consolidated class action complaint. The parties completed briefing on the motion to dismiss in March 2024. On August 9, 2024, the court granted defendants' motion to dismiss but granted plaintiffs' leave to amend. Plaintiffs filed a first amended complaint on September 6, 2024 (the "First Amended Complaint"), which no longer asserted a claim under Section 20A and which no longer included two of the individual defendants from the original complaint. Defendants filed a motion to dismiss the First Amended Complaint on September 30, 2024. A hearing was held on November 25, 2024. On February 27, 2025, the court granted Defendants' motion to dismiss the First Amended Complaint in its entirety and dismissed all of the plaintiffs' claims with prejudice. Plaintiffs have until March 31, 2025 to file a notice of appeal.

Stockholder Derivative Litigation Actions

Following the SHEPP Action, derivative shareholder actions were filed by purported stockholders against the Company and certain directors and officers. On July 21, 2023, a derivative shareholder action was filed against certain current and former officers and directors of the Company in the United States District Court for the Central District of California, captioned Gervat v. Brown, et al., Case No. 2:23-cv-05954 ("Gervat Action"). The Gervat Action alleges substantially similar facts as those alleged in the SHEPP Action. The complaint asserts claims for breach of fiduciary duty, unjust enrichment, and gross mismanagement. It also asserts violations of Section 14(a) of the Exchange Act against a subset of defendants and seeks contribution for violations of Sections 10(b) and 21D of the Exchange Act from the individual defendants named in the SHEPP Action. The Company is named as a nominal defendant only. On July 27, 2023, a second derivative shareholder action was filed in the United States District Court for the Central District of California, captioned Brink v. Brown, et al., Case No. 2:23-cv-06110 ("Brink Action"), alleging substantially the same causes of action as alleged in the Gervat Action and facts substantially similar to those alleged in the SHEPP Action. On August 15, 2023, the Gervat and Brink Actions were consolidated into a single matter, with the complaint in the Gervat Action being the operative one, and such consolidated case was captioned In Re Beyond Meat, Inc. Stockholder Derivative

Litigation, Case No. 2:23-cv-05954 ("Consolidated Derivative Action"). The Consolidated Derivative Action is stayed pending resolution of the defendants' motion to dismiss in the SHEPP Action. On August 4, 2023, a third derivative shareholder action was filed in the Superior Court of the State of California for the County of Los Angeles, captioned Moore v. Nelson, et al., Case No. 23STCV18587 ("Moore Action"), alleging causes of action substantially similar to those alleged in the Consolidated Derivative Action and facts substantially similar to those alleged in the SHEPP Action. On January 23, 2024, the plaintiff dismissed the complaint without prejudice. On December 8, 2023, a fourth derivative action was filed in the United States District Court for the District of Delaware, captioned Gilardy v. Brown, et al., Case No. 1:23-cv-01415 ("Gilardy Action"). The Gilardy Action alleges causes of action substantially similar to those alleged in the Consolidated Derivative Action and Moore Action and facts substantially similar to those alleged in the SHEPP Action. The Gilardy Action is stayed pending resolution of the defendants' motion to dismiss in the SHEPP Action.

Litigation Pursuant to Section 220 of the Delaware General Corporation Law ("DGCL")

On November 17, 2023, purported stockholder Christina Brown ("Brown") issued a books and records demand pursuant to Section 220 of the DGCL seeking documents, including board minutes and materials generally related to the same issues as those raised in the SHEPP Action and related derivative actions. On December 12, 2023, Brown filed a complaint in Delaware Chancery Court naming the Company as defendant and seeking such documents pursuant to Section 220, captioned Brown v. Beyond Meat, Case No. 2023-1262 (Del. Ch.). The parties submitted periodic status reports to the court on April 12, 2024, July 9, 2024, October 7, 2024 and December 9, 2024. On January 13, 2025, the court relieved the parties of any further reporting requirements and noted that the action remained stayed until relief is requested or the action is ripe for dismissal.

Consumer Class Actions Regarding Protein Claims

From May 31, 2022 through January 13, 2023, multiple putative class action lawsuits were filed against the Company in various federal and state courts alleging that the labeling and marketing of certain of the Company's products is false and/or misleading under federal and/or various states' laws. Specifically, each of these lawsuits allege one or more of the following theories of liability: (i) that the labels and related marketing of the challenged products misstate the quantitative amount of protein that is provided by each serving of the product; (ii) that the labels and related marketing of the challenged products misstate the percent daily value of protein that is provided by each serving of the product; and (iii) that the Company has represented that the challenged products are "all-natural," "organic," or contain no "synthetic" ingredients when they in fact contain methylcellulose, an allegedly synthetic ingredient. The named plaintiffs of each complaint seek to represent classes of nationwide and/or state-specific consumers, and seek on behalf of the putative classes damages, restitution, and injunctive relief, among other relief. Additional complaints asserting these theories of liability are possible. Some lawsuits previously filed were voluntarily withdrawn or dismissed without prejudice, though they may be refiled.

On November 14, 2022, the Company filed a motion with the Judicial Panel on Multidistrict Litigation to transfer and consolidate all pending class actions. No party opposed the motion, and the Panel held oral argument on the motion on January 26, 2023. The Panel granted the motion on February 1, 2023, consolidating the pending class action lawsuits and transferring them to Judge Sara Ellis in the Northern District of Illinois for pre-trial proceedings, In re: Beyond Meat, Inc. Protein Content Marketing and Sales Practices Litigation, No. 1:23-cv-00669 (N.D. Ill.) (the "MDL").

On March 3, 2023, the MDL court held the initial status conference. The MDL court granted plaintiffs' motion to appoint interim class counsel. On May 3, 2023, plaintiffs filed an amended consolidated complaint. The Company's motion to dismiss was filed on June 5, 2023, and plaintiffs filed a brief in opposition on July 5, 2023. The Company's reply in support of the motion to dismiss was filed on July 21, 2023.

On February 22, 2024, the MDL court issued an order granting in part and denying in part the Company's motion to dismiss. On March 5, 2024, the parties filed a joint status report noting they had agreed to engage in mediation. On April 24, 2024, the parties engaged in mediation before the Honorable Wayne R. Andersen (Ret.) but did not reach agreement. Negotiations continued and the parties entered into a confidential binding settlement term sheet on May 6, 2024. On July 8, 2024, the parties entered into a class action settlement agreement, pursuant to which the Company has agreed to contribute $7.5 million to a settlement fund in full satisfaction of all settlement costs and attorneys' fees.

On August 5, 2024, the parties filed a motion for preliminary approval of the settlement agreement. The MDL court granted the motion for preliminary approval on August 14, 2024.

On January 23, 2025, upon reviewing submissions from the court-appointed settlement administrator and the plaintiffs acting on behalf of the class, and after holding a final settlement hearing, the court issued a minute order approving the class action settlement and indicating a final approval order will be entered. Final approval resolves the claims of all persons (individuals and/or entities) who purchased any Beyond Meat product (as defined in the settlement agreement) for household use and not for resale or distribution, from May 31, 2018 to August 14, 2024.

The Company paid $250,000 to the settlement fund in August 2024. The timing of the remaining payment is uncertain as it will occur after the final approval order has issued. The Company recorded $7.5 million in SG&A expenses in its consolidated statement of operations and paid $250,000 in the year ended December 31, 2024, and included $7.25 million in Accrued litigation settlement costs in the Company's consolidated balance sheet as of December 31, 2024.

The active lawsuits, each of which was consolidated and transferred to the MDL and is subject to the class action settlement agreement, are:

- Roberts v. Beyond Meat, Inc., No. 1:22-cv-02861 (N.D. Ill.) (filed May 31, 2022)

- Cascio v. Beyond Meat, Inc., No. 1:22-cv-04018 (E.D.N.Y.) (filed July 8, 2022)

- Miller v. Beyond Meat, Inc., No. 1:22-cv-06336 (S.D.N.Y.) (filed July 26, 2022)

- Garcia v. Beyond Meat, Inc., No. 4:22-cv-00297 (S.D. Iowa.) (filed September 9, 2022)

- Borovoy v. Beyond Meat, Inc., No. 1:22-cv-06302 (N.D. Ill.) (filed September 30, 2022 in DuPage Co., Ill.; removed on Nov. 10, 2022)

- Zakinov v Beyond Meat, Inc., No. 4:23-cv-00144 (S.D. Tex.) (filed January 13, 2023)

Interbev

In October 2020, Interbev, a French trade association for the livestock and meat industry sent a cease-and-desist letter to one of the Company's contract manufacturers alleging that the use of "meat" and meat-related terms is misleading the French consumer. Despite the Company's best efforts to reach a settlement, including a formal settlement proposal from the Company in March 2021, the association no longer responded. Instead, on March 13, 2022, the Company was served a summons by Interbev to appear before the Commercial Court of Paris (the "Economic Activities Court"). The summons alleges that the Company misleads the French consumer with references to e.g. "plant based meat," "plant based burger" and related descriptive names, and alleges that the Company is denigrating meat and meat products. The relief sought by Interbev includes (i) changing the presentation of Beyond Meat products to avoid any potential confusion with meat products, (ii) publication of the judgment of the court in the media, and (iii) damages of EUR 200,000. On October 12, 2022, the Company submitted its brief in defense.

On February 1, 2023, the French trade association submitted updated pleadings to the Economic Activities Court. The association maintains its position that the Company is misleading the consumer, and additionally alleges that the Company is engaging in unlawful comparative advertising of its products with respect to meat and meat products. The relief sought is unchanged. On May 24, 2023, the Company submitted its defense, strongly disputing these claims. In September 2023, the Company submitted a request to stay proceedings in the commercial litigation proceedings, pending the decision of the CJEU in the administrative litigation case against the Contested Decree. On September 27, 2023, Interbev obtained an extension to submit a response to the Company. On October 25, 2023, Interbev submitted its response opposing the Company's request to stay proceedings and asking that the written procedure of the case be closed. The Company responded on November 22, 2023, and Interbev submitted an additional reply on January 16, 2024. On March 20, 2024, the Economic Activities Court held a hearing on the decision to stay proceedings, and on April 25, 2024, the Economic Activities Court decided that the case should proceed. To that end, the Economic Activities Court set the date for an oral hearing on September 4, 2024, which was subsequently postponed to December 18, 2024, following a joint request from the parties. Interbev submitted its last written brief on September 30, 2024. The Company filed its last written brief on October 28, 2024. On November 26, 2024, Interbev filed an amended brief, including a reference to the CJEU judgment of October 4, 2024, in which the CJEU ruled that "meat" is defined under EU law as "edible parts of certain animals," meaning that the Company could not use the term, even in its marketing materials. The Company filed a subsequent amended brief on December 3, 2024. On December 17, 2024, Interbev submitted a copy of the EUIPO Board of Appeal's decision partially rejecting the Company's appeal against the first instance decision taken by the EUIPO on May 7, 2024 by which the latter invalidated the Caped Steer logo/mark. The hearing on the merits was held on December 18, 2024. Initially, a first-instance decision was expected on February 17, 2025, but it was postponed to February 20, 2025, and then again to February 27, 2025. On February 27, 2025, the Economic Activities Court rendered its first-instance judgment (the "Judgment"). In the Judgment, the Court ruled that (i) the Company may continue to use meaty names (sausage, burger, etc.) for its products, but that it must immediately cease using the term "meat" to describe them (the Court relied on the CJEU 's decision of October 4, 2024 on this point). The Court considers that this can be done immediately as the term "meat" is only used on the Company's website and social media; (ii) the Company must remove the caped steer logo from its packaging and communications within 18 months of service of the Judgment (the Court relied on the EUIPO Board of Appeal's decision of December 17, 2024 on this point); (iii) the Court considered that from the time of its penetration of the French market until 2021, Beyond referred French consumers to its US social media. These media contained health claims that are illegal in Europe and thus constituted a misleading practice. However, the Court noted that such activity had ceased; and (iv) the Court found that the Company engages in illegal comparative advertising by comparing its products to meat in a subjective matter (e.g., better taste, better for the environment, healthier than animal meat) and ordered it to immediately cease all communications that equate its products to meat and/or include a subjective comparison. The decisions under points (i) and (iv) above were made under a daily penalty of EUR 1,000 starting to count one month after the service of the Judgment on the Company.

However, the Court also dismissed several of Interbev's other arguments. In complete contradiction to its rulings above, the Court found that the physical and nutritional characteristics of the Company's products, their packaging, labeling, the indication of source of protein or reach in protein, and their general presentation do not create any confusion between the Company's products and meat or meat products. Moreover, the presentation of the Company's products in the meat aisle of supermarkets was irrelevant for the question of whether or not there was confusion between the products and meat. This means that the Company does not need to change the brand name -- Beyond Meat -- nor does the Company need to make any changes to the meaty names of the Company's products. The Company does not need to make any changes to the physical and nutritional characteristics of the Company' products, or any changes to the labels or lists of ingredients of the Company's products. The Company will continue to present its products as an alternative source of protein.

In terms of costs and damages, the Court ordered the Company, as well as The New Plant, to pay EUR 1 for financial damage, EUR 50,000 for moral damage and EUR 15,000 for legal costs to Interbev. The publication of the Judgment in three specialized reviews/magazines has also been ordered, unless there is an appeal. The Judgment is subject to appeal before the Paris Court of Appeals within a period of three months. The Company is examining the Judgment with a view to a recourse against it as well as taking steps to comply with the Judgment as necessary.

On April 21, 2023, Interbev filed two actions before the European Union Intellectual Property Office (the "EUIPO") to cancel the Company's EU trademark registration for the Caped Steer logo. Interbev sought cancellation of the trademark, alleging that the trademark was invalid because it allegedly misleads the public about the nature and characteristics of the products offered under the mark. Interbev also sought cancellation on the basis of allegedly misleading use. On July 7, 2023, the Company submitted its responses to these actions, strongly disputing these claims and defending its use and registration of the Caped Steer logo. Interbev's response regarding misleading use of the mark was filed on September 14, 2023, and the Company responded on November 17, 2023. Interbev's response regarding the invalidity of the mark was filed and served on the Company in November 2023, and the Company responded on January 12, 2024. On May 7, 2024, the Company was served with the EUIPO's first instance decision regarding the invalidity of the mark. The EUIPO held the mark to be invalid insofar as the registration covered specifically meat or dairy substitute goods. The EUIPO held the trademark to be valid insofar as the registration is for other plant, cereal, vegetable, fruit or nut-based goods. The Company filed a formal appeal of the first instance decision on July 5, 2024, followed by its substantive grounds of appeal on September 9, 2024. Interbev filed a response on November 11, 2024. On December 17, 2024, the Company was served with the EUIPO Board of Appeal decision. The Board of Appeal upheld the appeal on one point, allowing the goods chili con carne to also remain on the register and confirmed the first instance decision on all other points. The Company decided against a further appeal, i.e. against bringing an action to the EU General Court in the matter.

Decree prohibiting meat names

On June 29, 2022, France adopted a Decree implementing a prohibition of June 2020 on the use of denominations used for foodstuffs of animal origin to describe, market or promote foodstuffs containing plant proteins (the "Contested Decree"). The Contested Decree prohibited the use of meat names (such as "sausage" or "meatballs") for plant-based products, from its date of entry into force on October 1, 2022. On July 27, 2022, the French High Administrative Court issued a temporary and partial suspension of the execution of the Contested Decree, in response to a motion filed by a French trade association.

On October 21, 2022, the Company filed a request for annulment of the Contested Decree before the French High Administrative Court. On November 16, 2022, the Company filed a voluntary intervention in the French trade association's own application for annulment, to ensure that both the Company's voice and strong EU law arguments were heard. On January 23, 2023, the French Ministry for the Economy (the "French Ministry") responded to the Company's request for annulment and intervention. The French Ministry's response made clear that it would enforce the Contested Decree as a blanket ban on the use of all "meaty" names for plant-based products in France. On April 20, 2023, a number of plant-based companies voluntarily filed interventions in support of the Company's case.

On July 12, 2023, the French High Administrative Court issued an intermediate judgment in the proceedings against the French meaty names ban. The court held that there were a number of difficulties interpreting EU law, which will be decisive for the resolution of the case. For that reason, the French High Administrative Court referred the case to the CJEU, which is the highest court in the EU and can issue a legally binding interpretation of EU law valid in all 27 EU member states, including France. The French High Administrative Court is bound to follow judgments of the CJEU. The procedure before the CJEU started on August 22, 2023, and the Company filed its submission on October 31, 2023. On January 15, 2024, the CJEU closed the written procedure. The period to request an oral hearing closed on February 5, 2024.

In parallel to the litigation before the CJEU against the Contested Decree, on August 23, 2023, France published a proposal for a new decree replacing the Contested Decree (the "New Decree"). The New Decree has removed some of the Contested Decree's most open-ended language, but essentially maintains the prohibition on meaty names for plant-based proteins. The New Decree was subject to administrative review procedure by the European Commission (the EU's executive body) and the EU member states other than France. The six-months standstill period under that procedure ended on February 23, 2024. The Company supported plant-based protein trade associations against the New Decree. On February 26, 2024, the New

Decree was adopted. However, on April 10, 2024, the French High Administrative Court decided once again to postpone the applicability of the New Decree. The interim relief judge noted that there were serious doubts as to whether such national measures could be adopted based on EU law, which had already prompted the ongoing CJEU litigation.

In this context, on March 1, 2024, the CJEU requested the French High Administrative Court to provide its view on the impact of the adoption of the New Decree on the litigation against the Contested Decree, and whether it should be declared moot or it should be allowed to proceed. On March 14, 2024, the French High Administrative Court responded to the CJEU's request for information asking it to rule in the current proceedings. On April 15, 2024, the CJEU decided that the litigation against the Contested Decree would proceed, and that an oral hearing was not necessary.

On October 4, 2024, the CJEU rendered its judgment. The judgment of the CJEU determined that the manner in which the Contested Decree seeks to ban meat names for plant-based foods is unlawful under EU law. It sets a precedent on the extent to which EU member states may regulate the naming of plant-based foods at the national level in the absence of harmonization at the EU level. In its judgment, the CJEU also ruled that "meat" is defined under EU law as "edible parts of certain animals." The Company is taking the view that the court's interpretation only affects the use of the term in the sales denomination on the label and not the use of the term in marketing and advertising materials. Following the CJEU's judgment, the case was referred to the French High Administrative Court, which, on January 28, 2025, annulled the Contested Decree and the New Decree. Beyond Meat will be reimbursed by the French State for legal costs incurred in challenging the Contested Decree, for a total of 3,000 euros.

Arbitration with Former Co-Manufacturer

In March 2024, a former co-manufacturer ("Manufacturer") brought an action against the Company in a confidential arbitration proceeding. The Company had entered into an agreement with the Manufacturer, under which the Manufacturer was responsible for producing products on behalf of the Company. The Company terminated the agreement in November 2023 due to the Manufacturer's failure to produce food in compliance with applicable laws, as required by the agreement. The Manufacturer alleges that the Company terminated the agreement without a contractual basis to do so and that it is owed past and future payments under the agreement. The Manufacturer claims total damages of at least approximately $73.0 million. The Company intends to vigorously defend against these claims. In October 2024, the Company filed amended counterclaims against the Manufacturer for breach of contract, breach of the duty of good faith and fair dealing, fraudulent inducement, false promise, concealment, and intentional misrepresentation, and negligent misrepresentation. The Company intends to vigorously prosecute the claims asserted against the Manufacturer.

Note 11. Income Taxes

A reconciliation of loss before income taxes for domestic and foreign locations for the years ended December 31, 2024, 2023 and 2022 is as follows:

(in thousands)	Year Ended December 31,		
	2024	**2023**	**2022**
United States	$ (151,343)	$ (305,035)	$ (290,765)
Foreign	(8,888)	(29,202)	(56,392)
Loss before income taxes	$ (160,231)	$ (334,237)	$ (347,157)

The (benefit) provision for income taxes was as follows:

(in thousands)	Year Ended December 31,		
Current:	**2024**	**2023**	**2022**
Federal	$ —	$ —	$ —
State	(26)	5	32
Foreign	—	—	—
	$ (26)	$ 5	$ 32
Deferred:			
Federal	$ —	$ —	$ —
State	—	—	—
Foreign	—	—	—
	$ —	$ —	$ —
(Benefit) provision for income tax	$ (26)	$ 5	$ 32

The Company has provided a 100% valuation allowance on its deferred tax assets. The (benefit) provision for income taxes in 2024, 2023 and 2022 is primarily for taxes payable to the states and/or (refunds).

A reconciliation of income tax (benefit) provision from continuing operations to the amount computed by applying the statutory federal income tax rate to the net loss from continuing operations is summarized as follows:

(in thousands)	Year Ended December 31,		
	2024	**2023**	**2022**
U.S. income tax at federal statutory rate	$ (33,649)	$ (70,190)	$ (72,902)
State income tax, net of federal benefits	(3,077)	(7,670)	(8,841)
Foreign rate differential	(324)	(1,315)	(2,536)
Share-based compensation	1,931	3,639	1,479
Research and development credits	—	(6)	(5)
Change in tax rates	1,673	166	204
Other	699	431	(2,807)
Change in valuation allowance	32,721	74,950	85,440
(Benefit) provision for income tax	$ (26)	$ 5	$ 32

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2024, and 2023 are shown below.

	December 31,	
(in thousands)	**2024**	**2023**
Deferred Tax Assets:		
Net operating loss (NOL)	$ 300,036	$ 259,544
Operating lease liability	29,763	31,227
Intangibles	10,639	10,113
Share-based compensation	11,071	10,540
Inventory	9,252	11,221
Other	6,040	11,796
Total gross deferred tax assets	366,801	334,441
Deferred Tax liabilities:		
Operating lease right-of-use assets	28,740	30,480
Property, plant and equipment	7,519	4,740
Total gross deferred tax liabilities	36,259	35,220
Valuation allowance	330,542	299,221
Net deferred tax assets (liabilities)	$ —	$ —

As of December 31, 2024 and 2023, management assessed the realizability of deferred tax assets and evaluated the need for a valuation allowance for deferred tax assets on a jurisdictional basis. This evaluation utilizes the framework contained in ASC 740, "Income Taxes," pursuant to which management analyzed all positive and negative evidence available at the balance sheet date to determine whether all or some portion of the deferred tax assets will not be realized. Under this guidance, a valuation allowance must be established for deferred tax assets when it is more likely than not (a probability level of more than 50%) that they will not be realized.

In concluding on the evaluation, management placed significant emphasis on guidance in ASC 740, which states that "a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome." Based upon available evidence, it was concluded on a more-likely-than-not basis that certain deferred tax assets were not realizable as of December 31, 2024. Accordingly, a valuation allowance of $330.5 million has been recorded to offset these deferred tax assets. The change in valuation allowance for the year ended December 31, 2024 from the year ended December 31, 2023, was an increase of $31.3 million.

As of December 31, 2024, the Company has accumulated federal, state and foreign net operating loss carryforwards of approximately $1.2 billion, $477.5 million and $107.1 million, respectively, of which approximately $1.1 billion of the federal net operating losses and $76.1 million of the state net operating losses do not expire and the remaining federal, state and foreign tax loss carryforwards begin to expire in 2031, 2031 and 2025 respectively, unless previously utilized. As of December 31, 2023, the Company had accumulated federal, state and foreign net operating loss carryforwards of approximately $983.6 million, $413.3 million and $104.0 million, respectively.

Pursuant to Internal Revenue Code (IRC) Sections 382 and 383, annual use of the Company's net operating loss (NOLs) and research and development credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has completed a section 382 analysis through October 1, 2022 and concluded ownership changes occurred in 2011,

2013 and 2015. However, these ownership changes are not expected to result in a material limitation on future use of the Company's NOLs and credit carryforwards generated prior to these ownership changes. Changes may have occurred since October 1, 2022 and may occur in the future that could limit the Company's ability to utilize tax attributes. Any adjustment to the Company's tax attributes as a result of such ownership changes will result in a corresponding decrease to the valuation allowance recorded against the Company's deferred tax assets.

The following table summarizes the activity related to the Company's gross unrecognized tax benefits at the beginning and end of the years ended December 31, 2024 and 2023:

	Year Ended December 31,	
(in thousands)	2024	2023
Gross unrecognized tax benefits at the beginning of the year	$ 11,966	$ 10,326
Increases related to current year positions	—	1,376
(Decreases) increases related to prior year positions	(1,376)	264
Expiration of unrecognized tax benefits	—	—
Gross unrecognized tax benefits at the end of the year	$ 10,590	$ 11,966

As of December 31, 2024 and 2023, the Company had $9.5 million and $10.7 million, respectively, of unrecognized tax benefits from research and development tax credits, none of which, if recognized, would affect the Company's effective tax rate given the Company's valuation allowance position.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the years ended December 31, 2024, 2023 and 2022, interest and penalties recognized were insignificant. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next 12 months.

The Company files U.S. federal, state and foreign income tax returns in jurisdictions with varying statute of limitations. The Company's tax years from 2011 (inception) are subject to examination by the US federal, state and foreign tax authorities due to the carry forward of unutilized tax attributes.

The Tax Cuts and Jobs Act subjects a U.S. shareholder to tax on Global Intangible Low-taxes Income ("GILTI") earned by certain foreign subsidiaries. Pursuant to the FASB Staff Q&A, Topic 740 No.5. Accounting for Global Intangible Low-taxed Income, the Company is allowed to make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or to provide for the tax expense related to GILTI in the year the tax is incurred as period expense only. The Company has elected to account for GILTI in the year the tax is incurred.

Deferred income taxes have not been provided for undistributed earnings of the Company's consolidated foreign subsidiaries because of the Company's intent to reinvest such earnings indefinitely in active foreign operations. At December 31, 2024, the Company had $0 in unremitted earnings that were permanently reinvested related to its consolidated foreign subsidiaries.

Note 12. Net Loss Per Share Available to Common Stockholders ("EPS")

The Company calculates basic and diluted net loss per share available to common stockholders in conformity with the provisions of ASC 260 "Earnings Per Share." Pursuant to ASU 2020-06, the Company applies the if-converted method to its Notes. See Note 2.

| | Year Ended December 31, | | |
(in thousands, except share and per share amounts)	2024	2023	2022
Numerator:			
Net loss available to common stockholders	$ (160,278)	$ (338,144)	$ (366,137)
Undistributed net income available to unvested restricted stockholders	—	—	—
Net loss available to common stockholders—basic	$ (160,278)	$ (338,144)	$ (366,137)
Denominator:			
Weighted average common shares outstanding—basic	66,004,815	64,300,099	63,622,432
Dilutive effect of shares issuable under stock options	—	—	—
Dilutive effect of RSUs	—	—	—
Dilutive effect of PSUs	—	—	—
Dilutive effect of Notes, if converted[1]	—	—	—
Weighted average common shares outstanding—diluted	66,004,815	64,300,099	63,622,432
Net loss per share available to common stockholders—basic and diluted	$ (2.43)	$ (5.26)	$ (5.75)

_____

(1) As the Company recorded a net loss in the years ended December 31, 2024, 2023 and 2022, inclusion of shares from the conversion premium or spread would be anti-dilutive. The Company had $1.15 billion in Notes outstanding during the years ended December 31, 2024, 2023 and 2022.

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net loss per share available to common stockholders for the periods presented because the impact of including them would have been antidilutive:

| | Year Ended December 31, | | |
	2024	2023	2022
Options to purchase common stock	4,392,460	4,477,120	3,999,933
RSUs	2,241,231	1,411,310	993,313
PSUs	225,967	—	—
Total	6,859,658	5,888,430	4,993,246

Note 13. Related Party Transactions

TPP

In connection with the Company's investment in TPP, a joint venture with PepsiCo, Inc., the Company sold certain products directly to the joint venture. In the year ended December 31, 2022, the Company also entered into an agreement for a nonrefundable up-front fee associated with its manufacturing and supply agreement with TPP. As part of renegotiating certain contracts and changing operating activities related to Beyond Meat Jerky, in the first quarter of 2023, the Company recognized in full the remaining balance of this fee. As part of its Global Operations Review, in 2023, the Company made the decision to discontinue the Beyond Meat Jerky product line and discontinued it in 2024. See Note 10.

Net revenues earned from TPP included in U.S. retail channel net revenues were $0, $5.3 million and $33.5 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 14. Segment Information

The Company operates in one segment in the plant-based meat industry, offering a portfolio of revolutionary plant-based meats.

In accordance with ASC 280, "Segment Reporting", the Company's Chief Executive Officer and President, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company, has been identified as the CODM.

The Company derives revenue primarily in North America and Europe and manages the business activities on a consolidated basis. The Company's CODM allocates resources and assesses performance at the consolidated level. As the Company operates in one segment, entity-wide segment disclosures about products and services, and major customers are the same as what has been presented elsewhere in this Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and in the accompanying consolidated financial statements.

The accounting policies of the segment are the same as those described in Note 2. On a quarterly basis, the CODM reviews the GAAP measure of consolidated net (loss) income as the measure of the segment's performance and for determining the allocation of resources.

The following table presents the details of the significant segment expenses, segment net revenues, and the segment performance measure, net loss, in the periods indicated.

	Year Ended December 31,		
	2024	**2023**	**2022**
Net revenues	$ 326,452	$ 343,376	$ 418,933
Less:			
Cost of goods sold	284,753	426,031	442,676
Research and development expenses	28,149	39,530	62,264
Selling expenses	30,129	33,960	38,541
Marketing expenses	43,058	57,477	74,151
General and administrative expenses	96,487	128,907	126,813
Restructuring (income) expenses	—	(631)	17,259
Interest expense	4,097	3,955	3,966
Equity in losses of unconsolidated joint venture	73	3,902	18,948
Other segment items[1]	(16)	(11,611)	452
Net loss	$ (160,278)	$ (338,144)	$ (366,137)

_____

(1) Includes Other, net and Income tax (benefit) expense as reported in our consolidated statements of operations. Other, net includes $6.0 million, $10.8 million and $4.5 million in interest income in the years ended December 31, 2024, 2023 and 2022, respectively.

See the accompanying consolidated financial statements for other financial information regarding the Company's operating segment.

Long-lived assets include property, plant and equipment and operating lease right of use assets. The following table presents long-lived assets that cannot be readily removed in the Company's business units as of the periods presented:

	December 31, 2024	December 31, 2023
U.S.	$ 275,920	$ 280,838
Canada[1]	2,148	11,427
EU B.V. (the Netherlands)	15,359	13,530
China (Jiaxing)	15,435	18,712
Consolidated long-lived assets	$ 308,862	$ 324,507

(1) The Company's Canada location serves as an extension of the U.S. sales organization.

Net revenues by geographic area

The Company's revenues are attributed to the country where the products are delivered. For disclosure about the segment's net revenues by geographic area, see Note 2.

Note 15. Subsequent Events

On February 24, 2025, the Company's board of directors approved a plan to reduce the Company's workforce in North America and the EU by approximately 44 employees, representing approximately 17% of the Company's global non-production workforce (or approximately 6% of the Company's total global workforce) (the "2025 RIF"). This decision was based on cost-reduction initiatives intended to reduce operating expenses.

The Company currently estimates that it will incur one-time cash charges of approximately $1.0 million to $1.5 million in connection with the 2025 RIF, primarily consisting of severance payments, employee benefits and related costs, in all cases, provided to departing employees. The Company expects that the majority of these charges will be incurred in the first quarter of 2025, subject to applicable legal requirements, which may delay the time these charges will be incurred beyond the end of the first quarter of 2025. The calculation of the charges the Company estimates it will incur are subject to uncertainties and based on a number of assumptions, including applicable legal requirements; the actual charges may differ from the estimate disclosed above.

In aggregate, the 2025 RIF, combined with the elimination of certain open positions and changes to the executive leadership team, is expected to result in approximately $5.5 million to $6.5 million in cash compensation operating expense savings in 2025, and an additional approximately $1.0 million to $1.5 million in non-cash savings in 2025 related to previously granted, unvested stock-based compensation that would have vested in 2025.

In addition, as part of the Company's Global Operations Review, on February 24, 2025, the Company's board of directors approved a plan to suspend the Company's current operational activities in China, which are estimated to cease by the end of the second quarter of 2025. As part of this plan, the Company is reducing its workforce in China by approximately 20 employees, representing approximately 95% of the Company's China workforce (or approximately 3% of the Company's total global workforce) (the "China RIF"). The decision was based on cost-reduction initiatives intended to reduce operating expenses.

In connection with the suspension of the Company's current operational activities in China, including the China RIF, the Company currently estimates that it will incur one-time cash charges of approximately $0.5 million to $1.0 million, primarily consisting of severance payments, employee benefits and related costs, in all cases, provided to departing employees, and contract termination costs. The Company expects that the majority of these charges will be incurred in the first quarter of 2025, subject to applicable legal requirements, which may delay the time these charges will be incurred beyond the first quarter of 2025. In aggregate, the China RIF is expected to result in approximately $0.5 million to $1.0 million in cash compensation operating expense savings in 2025.

In addition, the Company currently estimates that it will incur one-time non-cash charges of approximately $12.0 million to $17.0 million, primarily related to accelerated depreciation and impairment charges and other write-downs on certain fixed assets in China. The Company expects that the majority of these charges will be incurred in the first quarter of 2025. The calculation of the charges the Company estimates it will incur are subject to uncertainties and based on a number of assumptions, including applicable legal requirements and asset disposition plans, the actual charges incurred may differ from the estimates disclosed above.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and our principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework set forth in Internal Control - Integrated Framework (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report which is included below.

Attestation Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The attestation report of the independent registered public accounting firm, Deloitte & Touche LLP, on the Company's internal control over financial reporting is included below under the heading "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Beyond Meat, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Beyond Meat, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 5, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Los Angeles, California
March 5, 2025

ITEM 9B. OTHER INFORMATION.

During the fiscal quarter ended December 31, 2024, except for the following arrangements, none of our directors or executive officers adopted, modified or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Exchange Act or any "non-Rule 10b5-1 trading arrangement," as such term is defined in Item 408(a) of Regulation S-K:

- On December 12, 2024, Chelsea Grayson, a director on the Company's board of directors adopted a trading plan intended to satisfy the affirmative defense of Rule 10b5-1(c) of the Exchange Act. The plan covers the potential sales of up to an aggregate of 20,285 shares of the Company's common stock at price and volume thresholds and during specified trading periods between March 13, 2025 and December 31, 2025, in each case as set forth in the plan.

- On December 13, 2024, Ethan Brown, the Company's president, chief executive officer and a director on the Company's board of directors adopted a trading plan intended to satisfy the affirmative defense of Rule 10b5-1(c) of the Exchange Act. The plan covers the potential sales of up to an aggregate of 34,880 shares of the Company's common stock at price and volume thresholds and during specified trading periods between March 14, 2025 and December 1, 2025, in each case as set forth in the plan.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item will be set forth in our Proxy Statement and is incorporated by reference. The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics is posted on the investor relations page on our website which is located at https://investors.beyondmeat.com/investor-relations. We will post any amendments to our code of business conduct and ethics other than technical, administrative or other non-substantive amendments, or waivers of its requirements, on our website or in a Form 8-K filed with the SEC.

Our board of directors has adopted an insider trading policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item will be set forth in our Proxy Statement and is incorporated herein by reference. The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item will be set forth in our Proxy Statement and is incorporated herein by reference. The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item will be set forth in our Proxy Statement and is incorporated herein by reference. The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this item will be set forth in our Proxy Statement and is incorporated herein by reference. The Proxy Statement will be filed with the SEC within 120 days of the fiscal year ended December 31, 2024.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES.

(a)(1) Financial Statements

See Index to Financial Statements in Item 8 of this report.

(a)(2) Financial Statement Schedules

All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable or because the information required is already included in the financial statements or the notes to those financial statements.

(a)(3) EXHIBITS

The documents set forth below are filed herewith or incorporated herein by reference to the location indicated.

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
3.1	Restated Certificate of Incorporation.	10-Q	6/12/2019	3.1	
3.2	Amended and Restated Bylaws.	8-K	2/13/2024	3.1	
4.1	Form of Common Stock Certificate.	S-1/A	3/27/2019	4.1	
4.2	Amended and Restated Investors' Rights Agreement, dated as of October 5, 2018, by and among the Registrant and the other parties thereto.	S-1	11/16/2018	4.2	
4.3	Description of Registrant's Securities.	10-K	3/1/2023	4.3	
4.4	Indenture, dated as of March 5, 2021, between Beyond Meat, Inc. and U.S. Bank National Association, as trustee.	8-K	3/5/2021	4.1	
4.5	Form of certificate representing 0% Convertible Senior Notes due 2027 (included as Exhibit A in Exhibit 4.1 to the Form 8-K filed on 3/5/21).	8-K	3/5/2021	4.1	
10.1	Lease, dated March 13, 2014, as amended, by and between Sara Maguire LeMone as Trustee of the Sara Maguire LeMone Revocable Trust dated February 6, 2004 and Registrant and amendment thereto dated November 1, 2017.	S-1	11/16/2018	10.2	
10.2	Second Lease Amendment to Lease, dated March 13, 2014, as amended, by and between Sara Maguire LeMone as Trustee of the Sara Maguire Lemone Revocable Trust and the Company, dated May 6, 2019.	10-K	3/19/2020	10.3	
10.3	Third Lease Amendment to Lease, dated March 13, 2014, as amended, by and between Sara Maguire LeMone as Trustee of the Sara Maguire Lemone Revocable Trust and the Company, dated March 16, 2020.	10-K	3/19/2020	10.4	

Exhibit No.	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	**Date**	**Number**	
10.4	Fourth Lease Amendment to Lease, dated March 13, 2014, as amended, by and between Sara Maguire LeMone as Trustee of the Sara Maguire Lemone Revocable Trust and the Company, dated March 9, 2022.	10-Q	5/12/2022	10.1	
10.5	Lease, dated October 12, 2017, by and between LeMone Family Limited Partnership, LLLP and Registrant as amended by the Lease Amendment dated April 18, 2018.	S-1	11/16/2018	10.3	
10.6	Second Lease Amendment to Lease, dated October 12, 2017, as amended, by and between LeMone Family Limited Partnership, LLLP and Registrant, dated May 22, 2020.	10-Q	8/11/2020	10.2	
10.7	Lease, dated as of January 14, 2021, by and between Registrant and HC Hornet Way, LLC.	8-K	1/15/2021	10.1	
10.8	First Amendment dated as of September 17, 2024 to the Lease dated January 14, 2021, by and between Registrant and HC Hornet Way, LLC.	10-Q	11/7/2024	10.1	
10.9	Multi-Year Sales Agreement, dated January 10, 2020, by and between Roquette Frères and Beyond Meat, Inc.+	8-K	1/15/2020	10.1	
10.10	First Amendment dated as of August 3, 2022 to the Multi-Year Sales Agreement, dated January 10, 2020, by and between Roquette Frères and Beyond Meat, Inc.+	10-Q	8/11/2022	10.3	
10.11	Second Amendment dated as of July 1, 2023 to the Multi-Year Sales Agreement, dated January 10, 2020, as amended, by and between Roquette Frères and Beyond Meat, Inc.+	10-Q	8/9/2023	10.1	
10.12	Form of Indemnification Agreement with directors and executive officers.*	S-1/A	1/9/2019	10.11	
10.13	2011 Equity Incentive Plan, amended as of April 3, 2019, and related forms of stock award agreements.*	S-1/A	4/15/2019	10.12	
10.14	2018 Equity Incentive Plan, and related forms of stock award agreements.*	S-1/A	1/9/2019	10.13	
10.15	Amended form of 2018 Equity Incentive Plan stock option award agreement.*	10-Q	7/29/2019	10.1	
10.16	Amended form of 2018 Equity Incentive Plan restricted stock unit award agreement.*	10-Q	11/9/2023	10.1	
10.17	2018 Employee Stock Purchase Plan.*	S-1/A	1/9/2019	10.14	
10.18	Executive Incentive Bonus Plan.*	S-1	11/16/2018	10.15	
10.19	Form of Executive Change in Control Severance Agreement.*	S-1	11/16/2018	10.16	
10.20	Employment Agreement by and between Registrant and Ethan Brown.*	S-1/A	1/9/2019	10.20	

Exhibit No.	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	**Date**	**Number**	
10.21	Offer Letter dated April 29, 2019 with Teri L. Witteman.*	8-K	5/20/2019	10.1	
10.22	Form of Confirmation of Base Call Option Transaction, dated March 2, 2021.	8-K	3/05/2021	10.1	
10.23	Form of Confirmation of Additional Call Option Transaction, dated March 12, 2021.	8-K	3/16/2021	10.1	
10.24	Offer letter dated December 14, 2018 between the Company and Lubi Kutua.*+	10-K	03/1/2024	10.32	
10.25	Letter agreement dated November 10, 2022 between the Company and Lubi Kutua.*	8-K	11/16/2022	10.1	
10.26	Offer Letter dated January 5, 2023 between the Company and Akerho Oghoghomeh.*	10-K	03/1/2024	10.34	
10.27	Offer Letter dated May 5, 2021 between the Company and Jonathan Nelson.*+	10-K	03/1/2024	10.35	
10.28	Letter agreement dated October 13, 2022 between the Company and Jonathan Nelson.*	10-K	03/1/2024	10.36	
10.29	Stock Ownership Guidelines for Outside Directors.*	10-Q	11/7/2024	10.2	
10.30	Equity Distribution Agreement, dated as of November 7, 2024, by and between Beyond Meat, Inc. and B. Riley Securities, Inc.	8-K	11/7/2024	1.1	
14.1	Code of Business Conduct and Ethics, as amended effective as of December 16, 2022.	10-K	3/1/2023	14.1	
19.1	Insider Trading Policy amended as of October 27, 2023.	10-K	3/1/2024	19.1	
21.1	Subsidiaries.				X
23.1	Consent of Independent Registered Public Accounting Firm.				X
31.1	Certification of Chief Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
31.2	Certification of Chief Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
97.1	Beyond Meat, Inc. Policy for Recovery of Erroneously Awarded Compensation effective as of October 2, 2023.	10-K	3/1/2024	97.1	

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	**Date**	**Number**	
101	The following financial statements from the Company's Yearly Report on Form 10-K for the fiscal year ended December 31, 2024 formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Loss, (iv) Consolidated Statements of Stockholders' Deficit, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.				X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				X

_____

* Indicates management contract or compensatory plan or arrangement.

** This certification is deemed furnished, and not filed, with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Beyond Meat, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

 + Certain portions of this document that constitute confidential information have been redacted in accordance with Regulation S-K, Item 601(b)(10).

ITEM 16. FORM 10-K SUMMARY.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEYOND MEAT, INC.

Date: March 5, 2025

By: /s/ Ethan Brown

Name: Ethan Brown

Title: President and Chief Executive Officer

POWER OF ATTORNEY

Know all persons by these presents, that each person whose signature appears below constitutes and appoints Ethan Brown and Lubi Kutua, and each of them, as such person's true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities, to sign any and all amendments to this annual report on Form 10-K, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or such person's substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the registrant and in the capacities indicated below on March 5, 2025:

Signature	Title
/s/ Ethan Brown Ethan Brown	President, Chief Executive Officer, and Director (Principal Executive Officer)
/s/ Lubi Kutua Lubi Kutua	Chief Financial Officer and Treasurer (Principal Financial Officer)
/s/ Yi (Jevy) Luo Yi (Jevy) Luo	Principal Accounting Officer
/s/ Seth Goldman Seth Goldman	Chair of the Board
/s/ Nandita Bakhshi Nandita Bakhshi	Director
/s/ Chelsea Grayson Chelsea Grayson	Director
/s/ Colleen Jay Colleen Jay	Director
/s/ C. James Koch C. James Koch	Director

/s/ Raymond J. Lane	Director
Raymond J. Lane	
/s/ Joshua Murray	Director
Joshua Murray	
/s/ Kathy N. Waller	Director
Kathy N. Waller	

EXECUTIVE TEAM

Ethan Brown
Founder, President and Chief Executive Officer

Lubi Kutua
Chief Financial Officer and Treasurer

Dariush Ajami, PhD
Chief Innovation Officer

Teri L. Witteman
Chief Legal Officer and Secretary

Jonathan Nelson
Chief Operations Officer

Drew Lufkin
Senior Vice President, Sales

HEADQUARTERS

888 N. Douglas Street, Suite 100
El Segundo, California 90245

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
555 West 5th Street, Suite 2700
Los Angeles, California 90013
213-688-0800
www.deloitte.com

TRANSFER AGENT

EQ Shareowner Services
1110 Centre Pointe Curve
Mendota Heights, Minnesota 55120
800-468-9716
stocktransfer@equiniti.com

BOARD OF DIRECTORS

Ethan Brown
*Founder, President and Chief Executive Officer
of Beyond Meat, Inc.*

Seth Goldman
*Chair of the Board of Beyond Meat, Inc.
Former Executive Chair of Beyond Meat, Inc.
Co-Founder and Chief Executive Officer
of Eat the Change, Inc.*

Nandita Bakhshi
*Former President and Chief Executive Officer
of Bank of the West and co-Chief Executive Officer
of BNP Paribas USA Inc.*

Chelsea Grayson
*Former Chief Executive Officer
of American Apparel Inc., True Religion, Inc. and
Spark Networks SE*

Colleen Jay
*Retired Global Division President
of The Procter & Gamble Company*

C. James Koch
Chairman of The Boston Beer Company, Inc.

Raymond J. Lane
Managing Partner of GreatPoint Ventures

Joshua M. Murray
Chief Financial Officer of Orca Biosystems, Inc.

Kathy N. Waller
*Retired Executive Vice President, Chief Financial
Officer and President, Enabling Services
of The Coca-Cola Company*



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